

CECO
ENVIRONMENTAL
2024 ANNUAL REPORT

SUSTAINABLE
SOLUTIONS. GROWTH. VALUE.





CECO Environmental is a leading environmentally focused, diversified industrial company whose solutions protect people, the environment, and industrial equipment across the globe, serving a broad landscape of industrial air, industrial water and energy transition markets.

BUILDING THE LEADING, GLOBAL, SUSTAINABLE, INDUSTRIAL ENVIRONMENTAL SOLUTIONS COMPANY

Leading Businesses

Balanced, Niche Leadership Positions
- Industrial Air
- Industrial Water (new since 2020)
- Energy Transition

Global
~40%
of Orders Outside of U.S.

Strong Organic Growth
- Averaged 20%+ Organic Since 2021
- Record Backlog Positions Us for Future

Sustainable Value Creation

Focused Capital Allocation Model
- Invest in Organic Growth / Expansion
- Debt Management
- Programmatic M&A
- Stock Buybacks

Proven M&A Track Record
- ~ 50% of Acquisitions Doubled Sales within 24 months of Deal

Management Aligned with Shareholders



Programmatic M&A
~12
Strategic Deals Since mid-2020



WE PROTECT PEOPLE
Solving customer challenges to ensure their employees work in a safe and productive environment.

WE PROTECT THE ENVIRONMENT
We minimize our environmental impact and help our global customers do the same.





WE PROTECT INDUSTRIAL EQUIPMENT AND IMPROVE PROCESS
We help maximize our customer's investment in their operating systems and optimize their output.

2024 FINANCIAL HIGHLIGHTS

Revenue
$558M
▲ 2% YOY

Orders
$667M
▲ 14% YOY

Backlog
$541M
▲ 46% YOY

Gross Profit
$196M
▲ 15% YOY

Adjusted EBITDA
$63M
▲ 9% YOY

Earnings Per Share
$0.36
▼ 3% YOY ($0.01 YOY)

Free Cash Flow
$7.4M
▼ 80% YOY

Orders

$527M — 2022
$583M — 2023
$667M — 2024

Revenue

$423M — 2022
$545M — 2023
$558M — 2024

EBITDA

$42M — 2022
$58M — 2023
$63M — 2024



TO OUR SHAREHOLDERS

CECO continues to reach new heights and our well-established, leadership position in growth industries is stronger than ever. I am proud to lead an organization that delivers sustainable, environmental solutions to our global customers. We are also proud to generate sustainable financial performance and top quartile shareholder value. With nearly 1,600 employees, we remain highly energized to support global, industrial growth while protecting people, the environment, and our customer's investment in industrial equipment.

ADVANCING A PROVEN TRANSFORMATION MODEL

We have successfully advanced the systematic transformation of our business portfolio over the past few years. By continuing to invest in growth resources, and innovative solutions and services, we have added significant growth to our core market leadership position. We have expanded into new vertical and geographic markets while maintaining our ability to be nimble and pivot from market to market, based on the growth conditions. Our fantastic multi-year, organic sales growth and income margin expansion is a direct output of our focused investments and execution. The first dollar we spend is on organic growth and our returns have been very rewarding! Today, CECO is a recognized leader in Industrial Air, Industrial Water and Energy Transition. In each area we provide customers with the peace

of mind that our solutions will help to maximize their outputs while minimizing the impact to their operating environment and our shared natural environment.

To bolster our organic growth, we continue to maintain a programmatic acquisition strategy – which has opened up new markets and customers while simultaneously accelerating the addition of shorter-cycle and recurring businesses to our portfolio. Over the past three years we have completed over a dozen transactions. Each acquisition has aligned with a strategic business focus and has been accretive from a financial perspective. We successfully operate in very fragmented markets which provides a robust pipeline of acquisition candidates. We expect to remain programmatic acquirers for years to come.

SUSTAINABLE RESULTS

2024 was another record-setting year for CECO. This was headlined by our record bookings and year-end backlog, which were up 14 percent and 46 percent, respectively. While sales and adjusted EBITDA did have steady growth, we navigated certain delays in a few of our markets and larger projects, which impacted our performance. We expect these delays will be behind us as we enter 2025 with a robust backlog and a $4.5 billion sales pipeline – our largest ever. We also exited 2024 with a record gross margin which reflects the investments we continue to make in operating excellence.

In addition to significant order growth and steady financial results, we completed three acquisitions – all in the second half of 2024. We are pleased to welcome EnviroCare International, WK Group and Verantis to our family of leading businesses. Each of these acquisitions adds great talent, niche market leadership and meaningful growth opportunities.

Late in 2024, we announced our intent to acquire Profire Energy – a publicly traded company (NASDAQ: PFIE) – a transaction we closed in January 2025. The Profire transaction is our largest deal in a decade and it provides CECO with a high-margin, short-cycle company with established solution leadership in Energy and Industrial markets. We announced that we expect to generate between $3 to $5 million of cost synergies – mostly from the elimination of Profire's public company-related costs as well as supply chain and sourcing savings. We are excited to integrate Profire into our CECO portfolio and invest to help accelerate their international and general industrial growth programs.

We exit 2024 with a healthy balance sheet, a record backlog, our largest sales pipeline and a proven M&A program.

OUR PORTFOLIO IS WELL-POSITIONED FOR MEGA TRENDS

Over the past 3-4 years, CECO has benefitted from the investments in growth resources, new solutions, programmatic M&A as well as healthy industrial end-markets. We expect to continue our organic and inorganic growth investments. Additionally, our record $4.5 billion pipeline reflects the strong general industrial market opportunities associated with infrastructure, reshoring of industrial manufacturing and general growth. Additionally, as we enter 2025, CECO is very well positioned to benefit from the expected large investments in Power Generation (Gas, Nuclear and other), Natural Gas Infrastructure, Data Center, Water Usage Management and Recycling, Industrial Reshoring and Electrification growth. These potential mega-themes rely on our leading solutions



FOR CECO, EVERY DAY IS EARTH DAY

with respect to separation and filtration, emissions management, thermal acoustics, and back-up power enclosures. Some of these opportunities have already been reflected in our record 2024 bookings, but a vast majority remain in front of us as we enter 2025.

INVESTING IN PEOPLE AND CULTURE

We ask a lot of our teams. Many of our team members wear multiple hats – so to speak – and we are grateful to have such a dedicated group. I am encouraged every day as we engage with our diverse organization and witness their incredible work.

We will continue to invest in our Win Right values and our mission to protect people, the environment and industrial equipment. It remains the heartbeat of what drives our relationship with our customers and communities.

GRATEFUL FOR YOUR SUPPORT

Similar to how I ended our shareholder letter the last few years, we are energized and committed to drive high performance. Our purpose-driven organization continues to produce new records, and our customers look to CECO to solve some of their most demanding challenges.

In summary, I want to thank each of our shareholders for your support and confidence in the CECO team. We look forward to another record year and remain committed to generating tremendous shareholder value.

Sincerely,



Todd R. Gleason

Todd R. Gleason
Chief Executive Officer
CECO Environmental

A Balanced, Global, Sustainable Growth-Focused Portfolio

Full Year 2024 Performance

ORDERS	REVENUE	ADJ EBITDA
$667M, +14% YoY	$558M, +2% YoY	$63M, +9% YoY

BALANCED END MARKET MIX


25% Industrial Water
40% Energy Transition
35% Industrial Air

~40% of orders outside the United States

~30% of sales short-cycle or recurring revenue

No one single customer **greater than 10% of revenue**

BALANCED REVENUE SOURCE

Mix of Revenue

30% of Sales from Aftermarket, Services and Standard Product / Quick Shipment Sales

25% of Sales from Repeat, Standard or Lightly Configured Engineered Solutions

45% of Sales from Customized / Highly Engineered Solutions & Services

BALANCED GROWTH ACROSS LARGE AND GROWING ADDRESSABLE MARKETS

INDUSTRIAL AIR

~$8B MARKET SIZE | HSD% CAGR

SOLUTIONS:

- Acid Gas /VOC Capture & Removal
- Air Flow Management
- Catalytic Oxidation
- Cyclonic Separation
- Duct Collection
- Fume/Smoke/ Aerosol Removal
- Noise and Thermal Abatement
- Oil Mist Elimination
- Thermal Oxidation
- Wet/Dry Scrubbers
- Venturi Scrubbers

KEY BRANDS:

Aarding
Adwest
Burgess-Manning
CECO Filters
Duall
EnviroCare
Environmental Integrated Solutions
Flex-Kleen
Fisher-Klosterman
HEE Environmental
Verantis
Wakefield Acoustics
Western Air Ducts
WK

INDUSTRIAL WATER

~$3B MARKET SIZE | MSD% CAGR

SOLUTIONS:

- Dissolved/Induced Air Flotation
- Media Filtration
- Ion Exchange
- Lamella Separators
- Oil-Water Separation
- Produced Water Treatment
- BW/SWRO Membrane Filtration
- Ultrapure Water Supply
- Water Recycling & Reuse
- Water Heating & Sanitizing

KEY BRANDS:

Compass Water
DS21
General Rubber
Index Water
Kemco Systems
Peerless
Skimouvex

ENERGY TRANSITION

~$6B MARKET SIZE | HSD% CAGR

SOLUTIONS:

- Solid-Gas/Solid-Liquid Separation
- Gas-Liquid/Liquid-Liquid Separation
- Natural Gas Conditioning & Upgrading
- Biogas & CO_2 Separation and Upgrading
- FCC Catalyst Recovery & Regeneration
- Gas Turbine Emissions Treatment
- Exhaust System Thermal & Acoustic Management
- Back-up Power Generation Enclosures
- Natural Gas Appliance Emission Treatment
- Dampers & Expansion Joints

KEY BRANDS:

Aarding
Burgess-Manning
CCA Combustions Systems
Effox
Emtrol-Buell Technologies
General Rubber
Peerless
Transcend

Disciplined Capital Allocation Driving Value Creation and Growth

HEALTHY BALANCE SHEET

that supports both inorganic and organic growth investments.

LOW CAPEX

operating model delivering robust cash flows.

Deployed

$90M

on strategic and accretive M&A transactions.

Deployed

$12M

on US and UK facility expansions, ERP migration, US HQ move, sales office updates and Lean implementation.

Invested

$8M

in ***Commercial Excellence*** – Sales, Engineering and Project Execution, India expansion, and ***Operating Excellence*** – Lean, Sourcing and Productivity.

THREE STRATEGIC M&A TRANSACTIONS EXTENDING NICHE LEADERSHIP

INDUSTRIAL AIR











EnviroCare International

- July 2024 close
- US-based
- Annualized Revenues ~$15M+
- Adds venturi scrubber, ESP and EGS solutions
- Substantial international opportunity
- Large installed base

INDUSTRIAL WATER

WK

- October 2024 close
- Germany and Singapore-based
- Annualized Revenues ~$22M+
- Extends wet & dry scrubber offering
- Extends oxidizer offering
- Adds chemical and pharmaceutical segments
- Substantial international presence

ENERGY TRANSITION

VERANTIS Environmental Solutions Group

- December 2024 close
- USA and Singapore-based
- Annualized Revenues ~$45M+
- Extends wet & dry scrubber offering
- Strengthens semi-conductor and chemical presence
- Adds fan offering
- Substantial international presence

CUSTOMER HIGHLIGHTS

Providing solutions for key emerging industries supports CECO's mission to protect people, the environment and industrial equipment. These projects represent just a few areas of increased focus and growth opportunities.



DATA CENTERS

Summary: Data Centers provide critical services that need to be available 24/7 and rely on critical back-up power in the event of power grid failures. As the demand for data continues to grow, there will be an increased focus on sustainable and energy-efficient back-up solutions.

Products: Critical back-up power enclosures which protect sensitive power generation and control equipment internally and in neighboring properties from excessively high noise levels during operation.

Solution: Wakefield Acoustics enclosures are a permanent solution for noise reduction in mechanical, electrical and ancillary systems needed for large back-up gensets. These are manufactured in-house and delivered and installed as factory tested enclosures.

Key Value: Wakefield Acoustics provided a fully designed and manufactured service for the acoustic enclosures which integrated with the wider site services and infrastructure of the data center.

Key Environmental Impact: With the CECO Environmental system, the utility was able to obtain permits for the plant and comply with some of the most-stringent emissions levels in the world, including ultra-low NOx, CO and VOC emissions, to deliver safe, efficient, quiet and clean power-generation. These lower emissions *Protect People* and the *Environment* by allowing for safe and clean energy generation.



PHARMACEUTICALS

Summary: Equipment provided to a multi-product, clinical manufacturing operation that produces small molecule active pharmaceutical ingredients (APIs), including potent compounds and controlled substances, as well as antibody-drug conjugates (ADCs) and long peptides.

Product: Three separate Packed Bed Wet Scrubber systems to collectively handle a wide range of gas streams and contaminants produced by the client's manufacturing operation. The full systems included piping, pump, fan, ductwork, instrumentation, heat exchanger, and control panels.

Solution: Verantis collaborated closely with the client throughout the proposal process, ultimately leading to a redesign of the original scrubber systems included in the specs. This ensured the best possible performance for the application.

Key Value: The fully skid-mounted systems, including wiring and pre-assembly, were designed to fit seamlessly into the limited space available at the client's facility.

Key Environmental Impact: The equipment provided was designed to capture and neutralize a broad range of gaseous emissions and contaminants from the client's manufacturing process, including Hydrogen Cyanide (HCN), a highly toxic, flammable, and colorless gas. Other gases and contaminants neutralized include Sulfur Dioxide (SO_2), Ammonia (NH_3), Hydrochloric Acid (HCl), and Hydrogen Bromide (HBr), among others. This equipment plays a vital role to *Protect People* and the *Environment* by preventing exposure to hazardous gases, ensuring a safer working environment, and reducing air pollution.



NATURAL GAS POWER PLANT

Summary: A natural gas power plant in the Middle East was developed to replace the original coal-fired unit. A CECO Peerless fuel gas filtration and flow management system was supplied.

Products: Equipment provided included Gas Coalescing Filters, Flow Control Valves, Piping, Drain Tanks and Instruments/Controls, all skid-mounted.

Solution: Peerless supplied a turn-key fuel gas filtration skid to a USA customer using our global engineering and supply chain team. Our Dubai-based CECO team streamlined a complex project by coordinating seamless collaboration between our Texas and India offices, with fabrication handled in the UAE.

Key Value: Peerless' high efficiency coalescers remove pipeline contaminants and liquid condensate from the natural gas fuel. This enables the gas turbine engines to run efficiently and maximize time between maintenance cycles, increasing power plant availability throughout the year. Our ability to deliver the project from the Middle East region while supporting the customer's team in the USA was pivotal to winning and winning right.

Key Environmental Impact: Natural gas is a clean fuel source which reduces power plant emissions compared to the original coal power plant. This new energy source *Protects People* and the *Environment* by reducing both the short-term and long-term health risks of pollution.



POWER GENERATION

Summary: A major western United States public utility needed to expand its generation capacity to support growth in the region. CECO supplied exhaust-emissions and noise-management systems supporting a new 400+ megawatt peaking power plant, just a year after supporting the same utility in repowering its combined-cycle power plant.

Products: Exhaust emissions and noise management systems supporting a new 400+ megawatt peaking power plant.

Solution: Multiple CECO business units led by Peerless and including Aarding and Effox Flextor Mader, custom-engineered two mirror-imaged systems to meet stringent compliance requirements.

Key Value: Time to completion was the biggest value of this project. Engineering, fabrication and commissioning on this one-of-a-kind system was completed in less than 20 months, far ahead of schedule, and allowed the utility to generate significant summer-peak revenue.

Key Environmental Impact: With the CECO Environmental systems, the utility was able to obtain permits for the plant and comply with some of the most-stringent emissions levels in the world, including ultra-low NOx, CO and VOC emissions, to deliver safe, efficient, quiet and clean power-generation. These lower emissions *Protect People* and the *Environment* by allowing for safe and clean energy generation.



BUILDING MATERIALS

Summary: An industrial insulating firebrick manufacturing process sought to improve stack opacity and reduce pollutants, particularly SO_2, particulate matter (PM), and submicron sulfuric acid mist (SAM) aerosols. A significant portion of the PM was believed to be SAM and the existing equipment was underperforming.

Product: The EnviroCare MicroMist Venturi (MMV) Scrubber system is designed for challenging submicron PM applications.

Solution: The MMV scrubber system is specifically designed for challenging submicron PM applications and is effective in handling multiple pollutants, including SAM.

Key Value: The MMV scrubber successfully eliminated visible stack opacity, removed sulfuric acid mist, and reduced SO_2 emissions to meet regulatory standards. Additionally, it allowed the customer to decommission the downstream Wet Electrostatic Precipitator (Wet ESP), which had become a maintenance concern.

Key Environmental Impact: The MMV Scrubber reduced SO_2 emissions by over 95%, significantly decreased sulfuric acid mist and PM to under 50% of the permit limit, ensuring compliance with emissions standards. The high efficiency of the MMV Scrubber also enabled the customer to retire the existing Wet ESP. The MMV Scrubber *Protects People* and the *Environment* by drastically reducing emissions that harm both human health and the ecosystem.

CUSTOMER HIGHLIGHTS



AUTOMOTIVE

Summary: Acrylic acid is a precursor for making methacrylate polymers used in the manufacturing of items such as lighting fixtures, glazing, automotive lights, and electronic displays. The oxidation process step during the production of acrylic acid generates off-gas volatile organic compounds (VOCs). Thermal abatement systems such as a Regenerative Thermal Oxidizer (RTO), Incinerator or a Catalytic Oxidizer are typically used to treat the VOCs.

Product: WK recently supplied a Catalytic Oxidizer and ancillary solutions including a Steam Generator to a global petrochemical company based in India.

Solution: The entire system is installed in hazardous zones 1 & 2 with instrumentation and a Continuous Emissions Monitoring Systems (CEMS) for a continuous online measurement of VOC, NOx, SOx, O2, CO, H2S and Dust.

Key Value: Abatement of VOCs with necessary controls for operation in a hazardous environment and CEMS for continuous online monitoring of air pollutants.

Key Environmental Impact: The continuous monitoring solution *Protects People, the Environment* and our *Customer's Equipment* by removing harmful pollutants from the manufacturing process and the air stream.



POWER GRID

Summary: A temporary reserve power plant was required to support the Irish power grid.

Products: Wakefield Acoustics supplied a series of acoustic panels to form a noise barrier to the perimeter of the site to protect neighboring properties against excessive noise. The barriers were supplied alongside CECO's Aarding Thermal Acoustics exhaust system for the gas turbine plant.

Solution: The noise barrier provided a permanent solution for noise reduction for the site, comprised of an absorptive internal surface to reduce reflective noise and reduction of sound transmissions.

Key Value: A full design solution for the acoustic barriers, and a slimline design of structural steelwork provided a reduced footprint depth that decreased the impact on operations.

Key Environmental Impact: The reserve power plant can operate when required, within strict environmental noise limits, ensuring limited impact on nearby noise sensitive receptors. This integrated solution *Protects People* and the *Environment* that can be impacted by noise pollution.

Nurturing Talent, Culture, and Sustainable Growth

As we look back on 2024, the year was a defining chapter for CECO, marked by significant achievements in growing our global presence, nurturing our culture, and investing in our most valuable asset: our people. Our journey this year has been one of deliberate progress, focusing on talent and a deepening commitment to our core values, all of which position us well for a thriving future.



★ Global Headquarters: Addison, Texas   **~1,600** Employees worldwide
📍 Sales and Engineering   **~25%** are Engineers/Solution experts
📍 Manufacturing and Assembly   **~33%** International Sales

GROWING OUR GLOBAL TEAM

In 2024, CECO took steps to strengthen our presence around the world. Three strategic acquisitions added approximately 200 talented individuals to our workforce, pushing our global team to 1,600 strong. An exciting milestone was our expansion into Germany, where we tapped into new market opportunities and further solidified our global footprint. As we continue to build our team, we have emphasized cultural fit, inclusivity, and have sought out individuals who bring passion, innovation, and a collaborative spirit to the table.

CECO VALUES



FOSTERING A VALUES-DRIVEN CULTURE

At the heart of CECO's success is a culture built on our "Win, Win Right" values. These values shape the way we work, the way we collaborate, and the way we make decisions. In 2024, we doubled down on initiatives that reinforced these principles—investing in programs that encourage team members to live out our core values in everyday interactions. This encouraged team members to build strong working relationships built on trust and open dialogue. This year, we have seen the impact of these values firsthand, as our culture of respect, accountability, and integrity begin to permeate across our regions.

Nurturing Talent, Culture, and Sustainable Growth

STRENGTHENING OUR GLOBAL HR TEAM

To support our continued growth and success, we invested significantly in expanding our global HR team. By building out our Talent Acquisition, Operations, and Business Partner functions, we have enhanced our ability to attract, develop, and retain top talent at every level of the organization. The Operations team focused on refining processes to ensure a seamless and positive experience for our team members. Meanwhile, our Business Partners worked closely with leadership to ensure our values and people strategies are always aligned with the broader business goals.

INNOVATING RECRUITMENT WITH ADVANCED HR SYSTEMS

We also made strides in modernizing our recruitment processes. One of the most impactful upgrades was the investment in and introduction of a new global applicant tracking system (ATS). Focusing on automation and the candidate experience, this advanced system streamlined our hiring process, allowing us to efficiently identify, engage, and onboard the best candidates. By leveraging data analytics, we gained valuable insights into our hiring trends, helping us connect with individuals who not only have the right skills but also share in our vision for the future.

INVESTING IN TEAM MEMBER DEVELOPMENT

CECO believes that investing in our people is crucial to our long-term success. In 2024, we offered individualized learning paths to give team members the tools, resources, and support they need to grow professionally and personally. From expanding our benefits offerings to providing leadership development opportunities, we hope to help our team members thrive both inside and outside of the workplace.

PRIORITIZING WELL-BEING AND INCLUSION

Well-being remained a key focus in 2024. We continued to build on our wellness programs, ensuring that our team members had access to information and resources that promote physical and mental health. By focusing on holistic well-being, we can support our people in maintaining a healthy work-life balance and reaching their full potential.

Inclusion also remained a top priority. Through various initiatives, we fostered a culture of open dialogue, collaboration, and respect for diverse perspectives. We have always believed that the strength of our company lies in the diverse backgrounds and experiences of our team members, and in 2024, we took steps to ensure that everyone felt valued, respected, and empowered to contribute to our shared success.

LOOKING AHEAD

As we close out 2024, we are proud of the progress we have made and the momentum we have built. With a global team of 1,600 strong and an expansion into Germany, we are well positioned for continued growth. Our ongoing commitment to living our "Win, Win Right" values, along with a focus on developing and supporting our people, will remain at the core of our strategy as we move forward.

We have built a foundation for success—one that is rooted in strong values, a thriving culture, and an unwavering dedication to our people. As we look toward the future, we are excited about the opportunities ahead and confident in the ability of our team to rise to the challenges and opportunities that lie ahead.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

_____

(Mark one)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2024

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission File No. 0-7099

_____

CECO ENVIRONMENTAL CORP.

CECO
ENVIRONMENTAL

_____

Delaware	**13-2566064**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**
5080 Spectrum Drive	
Suite 800E	
Addison, Texas	**75001**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (214) 357-6181

Securities registered under Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	CECO	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒		Accelerated Filer	☐
Non-Accelerated Filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant was $862.3 million based upon the closing market price and shares of common stock outstanding as of June 28, 2024, the last business day of our most recently completed second fiscal quarter. For the purpose of the foregoing calculation only, all directors and executive officers of the registrant and owners of more than 10% of the registrant's common stock are assumed to be affiliates of the registrant. This determination of affiliate status is not necessarily conclusive for any other purpose.

As of February 13, 2025, the registrant had 34,989,986 shares of common stock, par value $0.01 per share, outstanding.

Documents Incorporated by Reference

Portions of the definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which is to be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024, are incorporated by reference into Part III of this Annual Report to the extent described herein.

CECO Environmental Corp.
ANNUAL REPORT ON FORM 10-K
For the year ended December 31, 2024

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act") which are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Any statements contained in this Annual Report on Form 10-K, other than statements of historical fact, including statements about management's beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management's views and assumptions regarding future events and business performance. We use words such as "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project," "will," "plan," "should" and similar expressions to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Potential risks and uncertainties, among others, that could cause actual results to differ materially are discussed under "Part I — Item 1A. Risk Factors" of this Annual Report on Form 10-K and include, but are not limited to:

- our ability to consummate the planned divestiture of our Fluid Handling business, the effect of recently announced acquisitions and the planned divestiture of our Fluid Handling Business (together, the "transactions") on business relationships, operating results, and business generally, disruption of current plans and operations and potential difficulties in employee retention as a result of the transactions, diversion of management's attention from ongoing business operations in connection with the integration of recent acquisitions, the outcome of any legal proceedings that have been or may in the future be instituted related to the Profire Energy, Inc. ("Profire Energy") transaction or other transactions, the amount of the costs, fees, expenses and other charges related to the transactions, the achievement of the anticipated benefits of transactions, our ability to successfully integrate acquired businesses and realize the synergies from acquisitions, as well as a number of factors related to our business, including the sensitivity of our business to economic and financial market conditions generally and economic conditions in CECO's service areas;

- dependence on fixed price contracts and the risks associated therewith, including actual costs exceeding estimates and method of accounting for revenue;

- the effect of growth on our infrastructure, resources and existing sales;

- the ability to expand operations in both new and existing markets;

- the potential for contract delay or cancellation as a result of on-going or worsening supply chain challenges, or other customer-driven project delays relating to supply chain challenges or other customer considerations;

- liabilities arising from faulty services or products that could result in significant professional or product liability, warranty or other claims;

- changes in or developments with respect to any litigation or investigation;

- failure to meet timely completion or performance standards that could result in higher cost and reduced profits or, in some cases, losses on projects;

- the potential for fluctuations in prices for manufactured components and raw materials, including as a result of tariffs and surcharges, and rising energy costs;

- inflationary pressures relating to rising raw material costs and the cost of labor;

- the substantial amount of debt incurred in connection with our strategic transactions and our ability to repay or refinance it or incur additional debt in the future;

- the impact of federal, state or local government regulations;

- our ability to repurchase shares of our common stock and the amounts and timing of repurchases;

- our ability to successfully realize the expected benefits of our restructuring program;

- economic and political conditions generally;

- our ability to optimize our business portfolio by identifying acquisition targets, executing upon any strategic acquisitions or divestitures, integrating acquired businesses and realizing the synergies from strategic transactions; and

- unpredictability and severity of catastrophic events, including cybersecurity threats, acts of terrorism or outbreak of war or hostilities or public health crises, as well as management's response to any of the aforementioned factors.

Many of these risks are beyond management's ability to control or predict. Should one or more of these risks or uncertainties materialize, or should any related assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated. Investors are cautioned not to place undue reliance on such forward-looking statements as they speak only to our views as of the date the statement is made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission (the "SEC"), we undertake no obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1. Business

General

CECO Environmental Corp. ("CECO", "we", "us", "our" or the "Company") is a leading environmentally focused, diversified industrial company, serving the broad landscape of industrial air, industrial water and energy transition markets globally by providing innovative technology and application expertise. We help companies grow their businesses with safe, clean, and more efficient solutions that help protect people, the environment and industrial equipment. Our solutions improve air and water quality, optimize emissions management, and increase the energy and process efficiency for highly engineered applications in power generation, midstream and downstream hydrocarbon processing and transport, chemical processing, electric vehicle production, polysilicon fabrication, semiconductor and electronics production, battery production and recycling, specialty metals, aluminum and steel production, beverage can manufacturing, and industrial and produced water and wastewater treatment, and a wide range of other industrial end markets.

Our customers include some of the largest natural gas processors, transmission and distribution companies, refineries, power generators, industrial manufacturing, engineering and construction companies, semiconductor manufacturers, compressor manufacturers, beverage can manufacturers, metals and minerals, and electric vehicle producers in the world.

We believe our value differentiators include, but are not limited to, our product and solutions performance quality, reliability, durability, on-time delivery and safety, all of which are underpinned by our core capabilities in advanced design and systems engineering, commercial excellence, and operational excellence. We believe these differentiators and core capabilities are critical to maintaining our competitive position. Additionally, we have built a spirit of continuous improvement to ensure we maintain our market leadership position.

With an installed base of operating systems and equipment in excess of $10 billion, we are targeting to grow a higher share of recurring revenue from aftermarket products and installed base value-added services, which we believe will provide a greater customer retention and loyalty, and increased business resiliency.

In 2024 and the first quarter of 2025, we disclosed multiple transactions that strategically align with the Company's portfolio management strategy and vision. These transactions include the acquisition of Profire Energy ("Profire") and the intended divestiture of the Company's Fluid Handling business. Profire, a former publicly traded company on the NASDAQ under ticker symbol PFIE, is a leading North American supplier of mission-critical combustion automation and control solution services. Their core offering supports emissions reduction, safety objectives, and industry regulations. Profire has a large install base across oil & gas, petrochemical, and natural gas markets, with growing exposure to other energy transition markets. The business is headquartered in Lindon, Utah, with a research and development center in Edmonton-Alberta, Canada. The business has a long-tenured and experienced leadership team and had 2024 revenues of $63 million with accretive EBITDA margins. Fluid Handling is a well-positioned business with strong brands in the pumps and filters space. However, we are focused on businesses that more closely align with our strategic investments and leadership positions in the air, water and energy transition spaces.

Industry Overview

We serve a growing multi-billion dollar global industrial market that is highly fragmented and comprised of many industrial sectors and niche applications. Our legacy sectors include industrial wastewater treatment, industrial ventilation systems and contamination controls and filtration, semiconductor fabrication, electronics manufacturing, baseload and backup power generation, hydrocarbon processing, chemical processing, natural gas processing and transport, automobile production, polysilicon production, battery recycling, metals processing and production, and produced water treatment. Emerging sectors and applications include electric vehicle and battery production, desalination water transport, ultra-high purity water treatment for electrolysis and electronics production, naval/marine vessel oily water treatment, aluminum beverage can production, lightweight, high-strength metals production and datacenter acoustics management.

We believe demand for our products and services will continue to be driven by the following factors:

- *Global Focus on the Environment:* Increased demand for efficient solutions and reduced air and water emissions remains at the forefront of sustainable production. As our customers and end markets navigate this changing landscape, we are making production and power generation cleaner, more efficient and flexible, and workplaces safer. Increasingly, society, along with government regulation, is calling for companies to commit to the preservation and protection of the environment. We believe that through our air and water quality and emissions control offerings, companies want to work with us to protect people and our planet from the harmful effects of industrial processes.

- *Increasingly Stringent Regulatory Environment:* The adoption of increasingly stringent environmental regulations globally requires businesses to pay strict attention to environmental protection and efficient production processes. The businesses and industries we serve must comply with these various international, federal, state and local government regulations or potentially face substantial fines or be forced to suspend production or alter their production processes. Providing assistance in meeting or exceeding stringent environmental regulations are a principal factor that drives our business.

- *Favorable Investment Climate for Net-zero Technologies:* Our businesses are positively impacted by capital expenditures on technologies to address climate change and improve environmental outcomes.

- *Emerging Market Industrialization:* The rapid expansion of manufacturing in emerging economies, and the growing environmental focus in such emerging economies, increases the demand for our industrial air treatment and pollution controls for newly constructed and upgraded facilities. For investments in semiconductor and electronics production, sources of ultra-pure water are required as are emission controls and scrubbers. We expect that more rigorous regulations being introduced to protect the workforce, the environment, and the operating equipment will favorably impact demand for our products and solutions.

- *Developed Market Industrial Re-shoring:* The industries in which we operate have historically embraced a global supply chain which has provided certain advantages by offshoring select production and services. Today many companies are relocating their global supply chains to resume in-region. We believe the re-shoring of manufacturing operations is a driver of business growth.

- *Expansion and Renewal of Infrastructure:* There is a growing trend to better manage and reduce air and water emissions which our products and solutions equipment will serve. Recent legislation, including the 2022 Creating Helpful Incentives to Produce Semiconductors (CHIPS) and Science Act, 2022 Inflation Reduction Act, and 2021 Infrastructure Investment and Jobs Act in the United States, as well as the 2020 European Green Deal, 2021 Fit for 55 package, and 2022 REPowerEU, have dedicated government funds to improving environmental outcomes. As industrial capital expenditures grow, corporations are seeking to make these investments while minimizing environmental impact. This spending serves as a driver of increased interest for our portfolio of products and solutions.

- *Water Scarcity:* There are increasing risks associated with water quality and water access around the globe. Protecting water resources is crucial for the health and resiliency of our communities, ecosystems and our customers. We expect that more rigorous regulations are being, and will be introduced, to protect water as a natural resource. We are well-positioned to deliver solutions to our customers to meet this growing need.

- *Increased Demand for Electrical Power Generation:* An accelerating shift away from traditional fossil fuel powered electricity generation and transportation towards cleaner and sustainable forms of power generation and mass "electrification" of transportation is underway. Demand for cleaner burning natural gas, renewable natural gas, hydrogen and its derivatives, renewables including solar and wind, and a resurgence in interest in nuclear is growing. In addition, the planned retirements of the coal- and oil-fired plants require greater investments in natural gas-fired and renewables generation. Natural gas-fired power plants have lower initial capital requirements and are more flexible in terms of operations. The transition to hydrogen and other "green" fuels (such as HVO's, biogas, and green ammonia) are in their infancy but will be part of the energy transition over the next decade. Even though considered "green" fuels, power plants using these fuels will continue to require exhaust emissions control solutions which we provide, as will the production facilities and producers of the lightweight materials, batteries, and electronics required to build and operate the new vehicles being deployed.

- *Expanding Natural Gas Infrastructure:* The International Energy Association projects a pronounced shift in Organization for Economic Cooperation and Development countries for electricity generation away from oil and coal towards natural gas, including liquified natural gas ("LNG"), and renewables. Natural gas, including LNG, continues to be the growth fuel of choice for the electrical power and industrial sectors in many of the world's regions in primary power generation, and as a complement to renewables as a source of backup and standby power. The pipeline and storage infrastructure required to supply these new users creates increased interest in our products and services.

- *Hydrocarbon Processing:* Hydrocarbon processing involves the production, refining, and processing of hydrocarbons and organic chemicals (petrochemicals) for use in a variety of downstream applications, such as gasoline, aviation fuel, fertilizers, lubricants, polymers, plastics, paints and coatings, and additives that keep industry and our economies operating. In response to increasing global demand for petrochemicals and refined products, companies are producing a wider range of intermediate and final products from new sources, upgrading and expanding existing facilities and process lines, and constructing new production and processing. These new and expanded facilities must comply with stricter environmental regulations, wastewater discharge, and emission controls requirements, and the adaptation of production processes will require new or modified catalyst recovery and regeneration systems which we provide.

These factors, individually or collectively, tend to drive increases in industrial capital spending that are not directly impacted by general economic conditions. In contrast, favorable conditions in the economy generally lead to plant expansions and the construction of new industrial sites. However, in a weak economy, customers tend to lengthen the time from initial inquiry to the purchase order or may elect to defer purchases.

Mission and Strategy

Our mission is to help companies grow their business with safe, clean and more efficient solutions that help protect their people, the environment and their industrial equipment and facilities.

We seek to fulfill this mission by providing leading solutions for niche, engineered applications in industrial air treatment and management, industrial water treatment, and the energy transition. We will continue to leverage our technologies and application expertise for customers around the world.

Our strategy to become a global leader in niche applications in industrial air treatment and management, industrial water treatment, and the energy transition is supported by an operating environment of performance excellence across the Company.

We constantly look for opportunities to apply our technology and expertise to new customers and in new geographies in our existing end markets, and to enter new end markets with our existing set of products and solutions. Acquisitions are a key part of our growth model and we constantly are seeking out value-added, accretive additions to the CECO portfolio aligned with our strategic focus in industrial air, industrial water and the energy transition.

We intend to continue to expand our customer base and end markets and have continued to pursue potential attractive growth opportunities both domestically and internationally.

Business Segments

Our reportable segments continue to be focused on attractive end markets and each segment is aligned to generate profitable growth for the Company with a compelling technology and solution set to benefit customers.

- *Engineered Systems segment:* Our Engineered Systems segment serves the power generation, hydrocarbon processing, water/wastewater treatment, oily water separation and treatment, marine and naval vessels, and midstream oil and gas sectors. We seek to address the global demand for environmental and equipment protection solutions with our highly engineered platforms including emissions management, fluid bed cyclones, thermal acoustics, separation and filtration, and dampers and expansion joints.

- *Industrial Process Solutions segment:* Our Industrial Process Solutions segment serves the broad industrial sector with solutions for air pollution and contamination control, fluid handling, and process filtration in applications such as aluminum beverage can production, automobile production, food and beverage processing, semiconductor fabrication, electronics production, steel and aluminum mill processing, wood manufacturing, desalination, and aquaculture markets. We assist customers in maintaining clean and safe operations for employees, reducing energy consumption, minimizing waste for customers, and meeting regulatory standards for toxic emissions, fumes, volatile organic compounds, and odor elimination through our platforms including duct fabrication and installation, industrial air, and fluid handling.

Competitive Strengths

Leading market position as a complete solution provider

We believe we are a leading provider of critical solutions in industrial air quality, industrial water treatment, and energy transition solutions. The multi-billion dollar global market is highly fragmented with numerous small and regional contracting firms separately supplying engineering services, fabrication, installation, testing and monitoring, products and spare parts. We offer our customers a complete end-to-end solution, including engineering and project management services, procurement and fabrication, construction and installation, aftermarket support, and sale of consumables, which allows our customers to avoid dealing with multiple vendors when managing projects.

Long-standing experience and customer relationships in growing industry

We have serviced the needs of our target markets for over 50 years. Our extensive experience and expertise in providing diversified solutions enhances our overall customer relationships, and provides us with a competitive advantage in our markets relative to other companies in the industry. We believe this is evidenced by strong relationships with many of our world-class customers. We believe no single competitor has the resources to offer a similar portfolio of product and service capabilities. We offer the depth of a large organization, while our lean organizational structure keeps us close to our customers and markets, allowing us to offer rapid and complete solutions in each unique situation.

Diversified equipment and solution portfolio and broad customer base

The global diversity of our offering and footprint and customer base provides us with multiple growth opportunities. We have a diversified customer base across a range of industries. We believe that the diversity of our customers, solutions, and end markets mitigates our risk of a potential fluctuation or downturn in demand from any individual industry or particular customer. We believe we have the resources and capabilities to meet the needs of our customers as they upgrade and expand domestically as well as into new international markets. Once systems have been installed and a relationship has been established with the customer, we are often awarded repetitive service and maintenance business as the customers' processes change and modifications or additions to their systems become necessary.

Experienced management and engineering team

Our business management team has substantial experience in delivering highly-engineered solutions for industrial air quality, industrial water treatment, and energy transition applications. The collective experience of our teams enables us to pursue our strategy, and to successfully execute on our strategic and growth priorities. Our team includes approximately 400 engineers, designers, solution experts, and project managers whose industry experience and technical expertise enables them to have a deep understanding of the solutions that will best suit the needs of our customers. The experience and stability of our senior management, operating and engineering teams have been crucial to our recent growth and to developing and maintaining customer relationships, and increasing our market position.

Innovative solutions

We leverage our engineering and manufacturing expertise, fabrication partner network, and strong customer relationships to develop and deliver new products and solutions to address the identified needs of our customers or a particular end market. We thoroughly analyze each new opportunity by considering projected demand, pricing, and cost to deliver, and only pursue those opportunities that we believe will contribute to sustainable earnings growth. In addition, we seek to continually improve our legacy technologies, solutions, and applications with the aim to maintain competitiveness in our existing customer segments, and to adapt them to new industries and customers.

Disciplined acquisition program with successful integration

We believe that we have demonstrated an ability to successfully acquire and integrate companies with complementary product or service offerings. We will continue to seek and execute additional strategic acquisitions and focus on expanding our solution and product breadth and reach, as well as entering into adjacent customer segments and applications. We believe that the breadth and diversity of our products and services and our ability to deliver full solutions to various end markets provides us with multiple sources of stable growth, relative scale benefits, and a competitive advantage relative to other players in the industry, and we will continue to reinforce this advantage.

Products and Services

We provide a wide range of engineered and configured products and solutions including dampers and diverters, expansion joints, selective catalytic reduction systems, severe-service and industrial cyclones, dust collectors, thermal oxidizers, filtration systems, wet and dry scrubbers, separators and coalescers, water treatment packages, metallic and non-metallic pumps, industrial silencers and fluid handling equipment, and plant engineering services and engineered design build fabrication. Our products and solutions primarily compete on the basis of performance, track record, speed of delivery, quality, price and customer service.

Project Design and Research and Development

Our strategy is to produce and supply differentiated, specialized or configured products and solutions that are often tailored to the specifications of a customer or application. We start by understanding our customers' needs, then by focusing our new product development efforts on those criteria that help protect our shared environment while improving a variety of operational outcomes including, but not limited to, facility uptime, production quality, employee safety, equipment protection and process performance.

We continually collaborate with our customers on projects to ensure the proper solution and customer satisfaction. The project development cycle may follow many different paths depending on the specifics of the job and end market. The cycle can take from one to more than twelve months from concept and design to production but may vary significantly depending on developments that occur during the process, including among others, the emergence of new environmental demands, changes in design specifications and ability to obtain necessary approvals.

Sales, Marketing and Support

Our global commercial strategy is to provide a solutions-based approach for our customers, which may take on the role of single source provider of technology, products and equipment for a particular project. When called upon, this strategy involves expanding our scope of supply by utilizing our portfolio of in-house technologies and those of third-party equipment suppliers, many of which have been long-standing partners evolved from pure supplier roles to value-added business partners. Where we identify a technology that is a critical element or commonly required for a solution, we will consider acquiring such technology to ensure we have the appropriate degree of strategic control. This enables us to leverage existing business with selective alliances of suppliers and application specific engineering expertise. Our value proposition to our customers is to provide competitively priced, customized solutions that leverage our vast project experience base and design library. Our industry-specific knowledge, accompanied by our product and service offerings, provides valuable benefits for our customers and synergies across our network of partners.

We sell and market our products and services with our own direct sales force in key regions including the United States, the Netherlands, United Kingdom, Germany, Canada, United Arab Emirates, India, China, Korea, and Singapore. Our direct sales and business development teams will work in conjunction with outside sales representatives in the North America, South America, Europe, Middle East, Southeast and East Asia, and India regions, when appropriate. We expect to continue expanding our sales and support capabilities and our network of outside sales representatives in key regions domestically and internationally.

We market our offerings to our customers through a variety of channels including, but not limited to, digital, web, social media, email campaigns, individual customer visits, product announcements, brochures, magazine articles, advertisements and cover or article features in trade journals and other publications. We also participate in public relations and promotional events, including industry tradeshows and technical conferences.

Our customer service organization and sales force provides our customers with technical assistance, use and maintenance information as well as other key information regarding their purchase. We also actively provide our customers with access to key information regarding changes and pending changes in environmental regulations as well as new product or service developments. We believe that maintaining a close relationship with our customers and providing them with the support they request improves their level of satisfaction and enables us to foresee their potential future product needs or service demands. Moreover, this approach can lead to sales of annual service and support contracts as well as consumables. Our website also provides our customers with online tools and technical resources.

Quality Assurance

In engineered systems, quality is defined as system performance. We review with our customers, before the contract is signed, the technical specification and the efficiency of the equipment that will be customized to meet their specific needs. We then review these same parameters internally to assure that warranties will be met. Standard project management and production management tools are used to help ensure that all work is done to specification and that project schedules are met. Equipment is tested at the site to ensure it is functioning properly.

Customers

We are not dependent upon any single customer, and no customer contributed 10% or more of our consolidated revenues for the years ended December 31, 2024, 2023, or 2022.

Suppliers and Subcontractors

We purchase our raw materials and supplies from a variety of global sources. When possible, we directly secure iron and steel sheet and plate products from steel mills, whereas other materials are purchased from a variety of steel service centers. Steel prices have traditionally been volatile, but we typically mitigate the risk of higher prices by including a "surcharge" on our standard products and tracking major materials industry indices and projections. On contract work, we try to mitigate the risk of higher prices by including the current price in our estimate and generally include price inflation clauses for protection.

We are prepared to quantify the impact of tariff policy changes on the purchase of raw materials and supplies, as they become available. Tariff policy is difficult to predict, any strategy shifts made in response to tariffs will be grounded in rigorous analysis that supports long-term value potential and that can hold up to further shifts in trade policy. We are partnering with trade policy experts and continuously assessing comprehensive supply chain vulnerability.

Typically, on turnkey projects, we subcontract manufacturing, electrical work, concrete work, controls, conveyors and insulation. We use subcontractors with whom we have good working relationships and review each project at the beginning and on an ongoing basis to help ensure that all work is being done according to our specifications. Subcontractors are generally paid when we are paid by our customers according to the terms of our contract with the customer. Our business model focuses on effective management of subcontractors and flow of raw and finished materials, which allows us to optimize working capital levels through reduction in certain assets and reduce capital expenditures.

While we believe we have a good relationship with our suppliers and subcontractors, we are currently experiencing shortages of raw materials and inflationary pressures for certain materials and labor. We expect these supply chain challenges and cost impacts to continue for the foreseeable future as markets continue to recover and supply chains further normalize. Although we have secured raw materials from existing and alternate suppliers and have taken other mitigating actions to mitigate supply disruptions, we cannot guarantee that we can continue to do so in the future. In this event, our business, results and financial condition could be adversely affected.

Backlog

Backlog (i.e., unfulfilled or remaining performance obligations) represents the sales we expect to recognize for our products and services for which control has not yet transferred to the customer. Backlog was $540.9 million as of December 31, 2024 as compared to $370.9 million as of December 31, 2023, an increase of $170.0 million or 45.8%. Backlog is adjusted on a quarterly basis for fluctuations in foreign currency exchange rates. Substantially all backlog is expected to be delivered within 18 - 24 months, with a majority within 12 months. Backlog is not defined by United States generally accepted accounting principles ("GAAP") and our methodology for calculating backlog may not be consistent with methodologies used by other companies.

Competition

The markets we serve are highly fragmented with numerous small and regional participants. We believe no single company competes with us across the full range of our solutions and products. Competition in the markets we serve is based on a number of considerations, including past performance, track record, customer approvals, lead times, technology, applications experience, know-how, reputation, product warranties, service and price, as well as being on the customer's vendor approved list. Demand for our product can vary period over period depending on conditions in the markets we serve. We believe our product performance and quality, reliability, durability, on-time delivery, and safety supported by advanced engineering and operational excellence differentiate us from many of our competitors, including those competitors who often offer products at a lower price.

Due to the size and shipping weight of many of our projects, localized manufacturing/fabrication capabilities are very important to our customers. As a result, competition varies widely by region and industry. The market for our engineered products is reasonably competitive and is characterized by technological stability, continuously evolving environmental regulations, and increasing customer requirements. We believe that the additional competitive factors in our markets include:

- performance track record and reputation;
- comprehensive portfolio of solutions;
- brand recognition;
- high design standard;
- quality customer service and support; and
- financial and operational stability.

We believe we compete favorably with respect to these factors.

Government Regulations

We believe our operations are in compliance with applicable environmental laws and regulations. We believe that changes in environmental laws and regulations create opportunity given the nature of our business.

Our business is subject to numerous evolving laws and regulations. While there are not currently regulations proposed or pending that we believe will result in material capital, operating or other costs to the business at this time, such regulations could be proposed and/or passed into law in 2025 or beyond. Other regulations currently in place could be withdrawn and replaced with more stringent requirements in 2025 or beyond. New laws and regulations and the costs of compliance with such new laws and regulations can only be broadly appraised until their implementation becomes more defined through regulatory guidance and enforcement.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws, employee and third-party nondisclosure/confidentiality agreements and license agreements to protect our intellectual property. We sell most of our products under a number of registered trade names, brand names and registered trademarks, which we believe are widely recognized in the industry. While we hold patents within a number of our businesses, we do not view our patents to be material to our business.

Human Capital Management

We have employees located throughout the globe. CECO has approximately 1,600 employees, across 10 countries. Of our United States employees, 190 are unionized in our Pennsylvania, Tennessee, North Carolina and Ohio facilities. Outside the United States, we enter into employment contracts and/or agreements in those countries where such relationships are mandatory or customary. The provisions of these agreements correspond in each case with the required or customary terms in the subject jurisdiction. We have historically maintained good employee relations and have successfully concluded all of our recent negotiations without a work stoppage. However, we cannot predict the outcome of future contract negotiations.

Our strong employee base, along with our uncompromising commitment to our values of customer first, accountability, relentless execution, respect, integrity and teamwork, provide the foundation of our company's success. Employee safety and managing the risks associated with our workplace, is of paramount importance to CECO. We believe that all injuries, occupational illnesses and incidents are preventable, and we are committed to operating with a zero-incident culture. Through our environmental, health and safety program we implement policies and training programs, as well as perform self-audits, to ensure our colleagues leave the workplace safely every day. To better understand employee safety at the site level, we have safety committees and safety scorecards to share best practices between sites. CECO's foundational commitment to safety is demonstrated by our world-class recordable and loss time rates. We currently share scorecard information monthly with our team members to foster visibility, accountability and commitment across our workplace, communicating and celebrating successful results across the enterprise. In addition to lagging indicators, such as injury performance, the scorecards highlight leading indicators such as safety observations and near-misses, as well as other proactive actions taken at each site to ensure worker safety. For the year ended December 31, 2024, CECO's domestic Total Recordable Incident Rate ("TRIR") was 1.2% as compared to our benchmark industry average TRIR of 4.3%.

We believe a diverse and inclusive workforce is critical to inspiring innovative thinking, creative problem-solving, performance, and results, so we cultivate an environment where team members feel valued, engaged, and inspired to give their best. The unique characteristics that shape each individual help inform our decisions as a company, and this mindset allows CECO to realize new opportunities and add value to our customers, partners, and stockholders.

CECO's commitment to expanding our diverse workforce and enhancing our inclusive culture is driven by our recognition that a workplace that is reflective of our global customer base establishes a firm foundation to drive creativity and innovation, which leads to problem solving, development, performance, and profitable business success.

We invest in programs and processes that develop our employees' capabilities to ensure that we have the talent we need to execute our strategic business plans. Our Performance Management Program ensures that all leaders have clear priorities, and that their performance relative to these priorities is linked to their total rewards package. We conduct an annual code of conduct training that includes, but is not limited to, the following subject matter areas: anti-corruption, discrimination, harassment, data privacy, appropriate use of company assets, protecting confidential information and how to report code violations. Each employee takes this annual training and follow up communications are conducted to ensure completion of the course by all employees. We also timely completed our mandated sexual harassment training courses both domestically and internationally with the impacted employees.

We believe our management team has the experience necessary to effectively execute our strategy. Our platform leaders have significant industry experience and are supported by an experienced and talented management team who is dedicated to maintaining and expanding our position as a global leader in our markets. For discussion of the risks related to attracting and retention of management and executive employees, refer to "Part I, Item 1A. Risk Factors" of this Annual Report on Form 10-K.

Executive Officers of CECO

The following are the executive officers of the Company as of February 13, 2025. All officers serve for a one year term and until their successors are elected and qualified.

Todd Gleason (54) has served as a director and Chief Executive Officer since July 2020, and is responsible for driving the company's strategic vision and aligning the organization for optimal value creation. Prior to joining the Company, Mr. Gleason most recently served, from April 2015 to July 2020, as President and Chief Executive Officer of Scientific Analytics Inc., a predictive analytic technologies and services company. Prior to that position, Mr. Gleason served from June 2007 to March 2015 in a number of senior officer and executive positions for Pentair plc, a water treatment company. During his tenure with Pentair, Mr. Gleason served as Senior Vice President and Corporate Officer from January 2013 to March 2015, President, Integration and Standardization from January 2010 to January 2013, and Vice President, Global Growth and Investor Relations from June 2007 to January 2010. Before joining Pentair, Mr. Gleason served as Vice President, Strategy and Investor Relations for American Standard Companies Inc. (later renamed to Trane Inc. prior to its acquisition by Ingersoll-Rand Company Limited), a global, diversified manufacturing company, and in a number of different roles (including as Chief Financial Officer, Honeywell Process Solutions) at Honeywell International Inc., a diversified technology and manufacturing company. Mr. Gleason holds a Masters of Science degrees in Management and Public Policy from Carnegie Mellon University and a Bachelors of Arts in International Studies and History from Wesleyan University. Mr. Gleason currently serves on the board of directors of NSF, whose stated mission is to protect human and planet health through their leading test and measurement, consulting, training and certification and development of industry leading standards. Previously, Mr. Gleason served on the board of Faradyne, a strategic joint venture between Pentair and Xylem.

Peter Johansson (60) has served as SVP, Chief Financial and Strategy Officer since August 2022. From April 2020 to August 2022, Mr. Johansson had been an independent strategy and business development consultant and joined CECO as a consultant in October 2021. From June 2014 through March 2020, he was EVP, Strategy, Corporate Development & Marketing for Accudyne Industries, LLC ("Accudyne"), where he was responsible for the formulation and execution of growth, value creation, business development, product line, and M&A strategies, and deployment of a product-line based operating model for an industry-leading portfolio of industrial air and gas compressors, broad pump solutions, rotary mixers, and valves. Prior to joining Accudyne, Mr. Johansson led the corporate, product-line, and M&A growth strategy and implementation of a differentiated business line operating model for IDEX Corporation. He has also held senior business, strategic business development, commercial and engineering leadership roles with ITT Inc., Trane Technologies PLC, WABCO Holdings, Inc., and Honeywell International, Inc. and its predecessor AlliedSignal Inc. Mr. Johansson earned a Bachelor of Science degree in Mechanical Engineering from Southern Methodist University of Dallas, Texas. He received his Master of Science degree in Mechanical Engineering from California State University at Fullerton, and his MBA from UCLA's Anderson Graduate School of Management.

Lynn Watkins-Asiyanbi (50) has served as SVP, Chief Administrative and Legal Officer, and Corporate Secretary since August 2022. Prior to that, from June 2022 to August 2022, Ms. Watkins-Asiyanbi served as Senior Vice President, General Counsel and Corporate Secretary. From June 2016 to June 2022, Ms. Watkins-Asiyanbi served in various roles of increasing responsibility within John Bean Technologies Corporation ("JBTC"), a publicly traded global food processing machinery and airport equipment company, most recently as its Deputy General Counsel (2018-2022), Chief Ethics/Compliance Officer (2020-2022), Global DEI Council Chair (2021-2022) and prior to that as Associate General Counsel at JBTC (from 2016 to 2018). Ms. Watkins-Asiyanbi has also served as a part of the W.W. Grainger, U.S. Foods, Mars, Inc. and General Mills, Inc. legal teams during her career, in addition to her significant legal experience at DLA Piper and Baker and McKenzie, both global law firms. Ms. Watkins-Asiyanbi holds a joint Juris Doctor and Master of Business Administration from Northwestern University's Pritzker School of Law and the Kellogg School of Management and a Bachelor's degree in Chemical Engineering and Economics from the University of Wisconsin-Madison.

Available Information

We use the Investor Relations section of our website, www.cecoenviro.com, as a channel for routine distribution of important information, including news releases, investor presentations and financial information. We post filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our annual, quarterly, and current reports on Forms 10-K, 10-Q, and 8-K; proxy statements; and any amendments to those reports or statements. All such postings and filings are available on our website free of charge. The SEC also maintains a website, www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report on Form 10-K unless expressly noted.

Item 1A. Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risk factors described below, together with the other information included in this Annual Report on Form 10-K, before you decide to invest in our securities. The risks described below are the material risks of which we are currently aware; however, they may not be the only risks that we may face. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also impair our business. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. If any of these risks develop into actual events, it could materially and adversely affect our business, financial condition, results of operations and cash flows, and the trading price of your shares could decline and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our business may be adversely affected by global economic conditions.

A national or global economic downturn or credit crisis may have a significant negative impact on our financial condition, future results of operations and cash flows. Specific risk factors related to these overall economic and credit conditions include the following:

- customers or potential customers may reduce or delay their procurement or new product development;

- key suppliers may have difficulties resulting in delays for our material purchases;

- vendors, suppliers and other third parties may fail to perform their contractual obligations; and

- customers may become insolvent and/or unable to obtain credit to finance purchases of our products and services.

These risk factors could reduce our product sales, increase our operating costs, impact our ability to collect customer receivables, lengthen our cash conversion cycle and increase our need for cash, which would ultimately decrease our profitability and negatively impact our financial condition. They could also limit our ability to expand through acquisitions due to the tightening of the credit markets.

Our dependence upon fixed-price contracts could adversely affect our operating results.

The majority of our projects are currently performed on a fixed-price basis, while a limited number of projects are currently performed on a time and materials basis. Under a fixed-price contract, we agree on the price that we will receive for the entire project, based upon a defined scope, which includes specific assumptions and project criteria. If our estimates of the costs to complete the project are below the actual costs that we incur, our margins will decrease, or we may incur a loss. The revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of unforeseen conditions or changes in job conditions and variations in labor and equipment productivity over the term of the contract. While our fixed-price contracts are typically not individually material to our operating results, if we are unsuccessful in mitigating these risks, we may realize gross profits that are different from those originally estimated and incur reduced profitability or losses on projects. Depending on the size of a project, these variations from estimated contract performance could have a significant effect on our operating results. In general, turnkey contracts to be performed on a fixed-price basis involve an increased risk of significant variations. Generally, our contracts and projects vary in length, depending on the size and complexity of the project, project owner demands and other factors. The foregoing risks are exacerbated for projects with longer-term durations and the inherent difficulties in estimating costs and of the interrelationship of the integrated services to be provided under these contracts whereby unanticipated costs or delays in performing part of the contract can have compounding effects by increasing costs of performing other parts of the contract.

Accounting for contract revenue may result in material adjustments that would adversely affect our financial condition and results of operations.

We derive a significant portion of our revenues from fixed price contracts. We recognize revenue as performance obligations are satisfied and the customer obtains control of the products and services. A significant amount of our revenue is recognized over a period of time as we perform under the contract because control of the work in process transfers continuously to the customer. For performance obligations to deliver products with continuous transfer of control to the customer, revenue is recognized based on the extent of progress towards completion of the performance obligation. Progress is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation. For these contracts, the cost-to-cost measure best depicts the continuous transfer of goods or services to the customer.

Contract revenue and total direct cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments are reflected in contract revenue in the period when these estimates are revised. These estimates are based on management's reasonable assumptions and our historical experience, and are only estimates. Variation of actual results from these assumptions, which are outside the control of management and can differ from our historical experience, could be material. To the extent that these adjustments result in an increase, a reduction or the elimination of previously reported contract revenue, we would recognize a credit or a charge against current earnings, which could be material.

Our inability to deliver our backlog on time could affect our future sales and profitability, and our relationships with our customers.

Our backlog was $540.9 million at December 31, 2024 and $370.9 million at December 31, 2023. Our ability to meet customer delivery schedules for our backlog is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for certain large projects, sufficient internal manufacturing plant capacity, available subcontractors and appropriate planning and scheduling of manufacturing resources. Our failure to deliver in accordance with customer expectations may result in damage to existing customer relationships and result in the loss of future business. Failure to deliver backlog in accordance with expectations could negatively impact our financial performance and cause adverse changes in the market price of our common stock.

Volatility of oil and natural gas prices can adversely affect demand for our products and services.

Volatility in oil and natural gas prices can impact our customers' activity levels and spending for our products and services. Current energy prices are important contributors to cash flow for our customers and their ability to fund capital expenditures. Lower oil and natural gas prices generally lead to decreased spending by our customers. While higher oil and natural gas prices generally lead to increased spending by our customers, sustained high energy prices can be an impediment to economic growth, and can therefore negatively impact spending by our customers. Our customers also take into account the volatility of energy prices and other risk factors by requiring higher returns for individual projects if there is a higher perceived risk. Any of these factors could affect the demand for oil and natural gas and could have a material effect on our results of operations.

Increasing costs for manufactured components, raw materials, transportation, health care and energy prices may adversely affect our profitability.

We use a broad range of manufactured components and raw materials in our products, including raw steel, steel-related components, resin, filtration media and equipment such as fans and motors. Materials, wages and subcontracting costs comprise the largest components of our total costs, and increases in the price of these items could materially increase our operating costs and materially adversely affect our profit margins. Similarly, transportation, steel and health care costs have risen steadily over the past few years and could represent an increasing burden for us. Although we try to contain these costs whenever possible, and although we try to pass along increased costs in the form of price increases to our customers, we may be unsuccessful in doing so, and even when successful, the timing of such price increases may lag significantly behind our incurrence of higher costs.

Our financial performance may vary significantly from period to period.

Our annual revenues and earnings have varied in the past and are likely to vary in the future. Our contracts generally stipulate customer-specific delivery terms and may have contract cycles of a year or more, which subjects these contracts to many factors beyond our control. In addition, contracts that are significantly larger in size than our typical contracts tend to intensify their impact on our annual operating results. Furthermore, as a significant portion of our operating costs are fixed, an unanticipated decrease in our revenues, a delay or cancellation of orders in backlog, or a decrease in the demand for our products, may have a significant impact on our annual operating results. Therefore, our annual operating results may be subject to significant variations and our operating performance in one period may not be indicative of our future performance.

Customers may cancel or delay projects. As a result, our backlog may not be indicative of our future revenue.

Customers may cancel or delay projects for reasons beyond our control. Our orders normally contain cancellation provisions that permit us to recover our costs, and, for most contracts, a portion of our anticipated profit in the event a customer cancels an order. If a customer elects to cancel an order, we may not realize the full amount of revenues included in our backlog. If projects are delayed, the timing of our revenues could be affected and projects may remain in our backlog for extended periods of time. Revenue recognition occurs over long periods of time and is subject to unanticipated delays. If we receive relatively large orders in any given quarter, fluctuations in the levels of our quarterly backlog can result because the backlog in that quarter may reach levels that may not be sustained in subsequent quarters. As a result, our backlog may not be indicative of our future revenues. With rare exceptions, we are not issued contracts until a customer is ready to start work on a project. Thus, it is our experience that the only relationship between the length of a project and the possibility that a project may be cancelled is simply the fact that there is more time involved. For example, in a year-long project as opposed to a three-month project, more time is available for the customer to experience a softening in its business, which may cause the customer to cancel a project.

We face significant competition in the markets we serve.

All of the product and solution categories in which we compete are highly fragmented and competitive. We compete in industrial markets against a number of local, regional and national manufacturers and suppliers in each of our product or service lines. Our products primarily compete on the basis of performance, quality, reliability, lead time, on-time delivery, and safety supported by advanced engineering and operational excellence. We must also be responsive to any technological developments, including expanded use of data analytics, artificial intelligence, and machine learning, and related changing customer requirements. Any failure by us to compete effectively in the markets we serve could have a material adverse effect on our financial condition, results of operations and cash flows.

We may incur material costs as a result of existing or future product liability claims, or other claims and litigation that could adversely affect our financial condition, results of operations and cash flows; and our insurance coverage may not cover all claims or may be insufficient to cover the claims.

Despite our quality assurance measures, we may be exposed to product liability claims, other claims and litigation in the event that the use of our products results, or is alleged to result, in bodily injury and/or property damage or our products actually or allegedly fail to perform as expected. Such claims may also be accompanied by fraud and deceptive trade practices claims. While we maintain insurance coverage with respect to certain product liability and other claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against product liability and other claims. Furthermore, our insurance may not cover damages from breach of contract by us or based on alleged fraud or deceptive trade practices. Any future damages that are not covered by insurance or are in excess of policy limits could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, product liability and other claims can be expensive to defend and can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome.

An unsuccessful defense of a product liability or other claim could have an adverse effect on our financial condition, results of operations and cash flows. Even if we are successful in defending against a claim relating to our products, claims of this nature could cause our customers to lose confidence in our products and us.

Liability to customers under warranties may adversely affect our reputation, our ability to obtain future business and our results of operations.

We provide certain warranties as to the proper operation and conformance to specifications of the products we manufacture or produce. Failure of our products to operate properly or to meet specifications may increase our costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to customers. We have in the past received warranty claims, are currently subject to warranty claims, and we expect to continue to receive warranty claims in the future. To the extent that we incur substantial warranty claims in any period, our reputation, our ability to obtain future business and our results of operations could be adversely affected.

Risks Related to our Business Model and Capital Structure

Our gross profit may be affected by shifts in our product mix.

Certain of our products have higher gross profit margins than others. Consequently, changes in the product mix of our sales from quarter-to-quarter or from year-to-year can have a significant impact on our reported gross profit margins. Certain of our products also have a much higher internally manufactured cost component. Therefore, changes from quarter-to-quarter or from year-to-year can have a significant impact on our reported gross profit margins. In addition, contracts with a higher percentage of subcontracted work or equipment purchases may result in lower gross profit margins.

Our manufacturing operations are dependent on third-party suppliers.

Although we are not dependent on any one supplier, we are dependent on the ability of our third-party suppliers to supply our raw materials, as well as certain specific component parts and sub-assemblies. The third-party suppliers upon which we depend may default on their obligations to us due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud, loss of key personnel, health-related shutdowns, or other reasons. We cannot ensure that our third-party suppliers will dedicate sufficient resources to meet our scheduled delivery requirements or that our suppliers will have sufficient resources to satisfy our requirements during any period of sustained demand. Failure of suppliers to supply, or delays in supplying, our raw materials or certain components, or allocations in the supply of certain high demand raw components, for any reason, including, without limitation, disruptions in our suppliers' due to cybersecurity incidents, terrorist activity, public health crises, fires or other natural disasters could materially adversely affect our operations and ability to meet our own delivery schedules on a timely and competitive basis. Additionally, our third-party suppliers may provide us with raw materials or component parts that fail to meet our expectations or the expectations of our customers, which could subject us to product liability claims, other claims and litigation.

Our use of subcontractors could potentially harm our profitability and business reputation.

Occasionally we act as a prime contractor in some of the projects we undertake. In our capacity as lead provider, and when acting as a prime contractor, we perform a portion of the work on our projects with our own resources and typically subcontract activities such as manufacturing, electrical work, concrete work, insulation, conveyors and controls. In our industry, the lead contractor is normally responsible for the performance of the entire contract, including subcontract work. Thus, when acting as a prime contractor, we are subject to risk associated with the failure of one or more subcontractors to perform as anticipated.

We employ subcontractors at various locations around the world to meet our customers' needs in a timely manner, meet local content requirements and reduce costs. Subcontractors generally perform the majority of our manufacturing for international customers. We also utilize subcontractors in North America. The use of subcontractors decreases our control over the performance of these functions and could result in project delays, escalated costs and substandard quality. These risks could adversely affect our profitability and business reputation. In addition, many of our competitors use the same subcontractors that we use and could potentially influence our ability to hire these subcontractors. If we were to lose relationships with key subcontractors, our business could be adversely impacted.

A significant portion of our accounts receivable are related to larger contracts, which increases our exposure to credit risk.

Significant portions of our sales are to customers who place large orders for custom products and whose activities are related to the power generation and oil and gas industries. As a result, our exposure to credit risk is affected to some degree by conditions within these industries and governmental and or political conditions. We frequently attempt to reduce our exposure to credit risk by requiring progress or milestone payments and letters of credit as well as closely monitoring the credit worthiness of our customers. However, the continuing economic climate and other unanticipated events that affect our customers could have a materially adverse impact on our operating results.

Changes in billing terms can increase our exposure to working capital and credit risk.

Our products are generally sold under contracts that allow us to bill upon the completion of certain agreed upon milestones or upon actual shipment of the product, and certain contracts include a retention provision. We attempt to negotiate progress-billing milestones on all large contracts to help us manage the working capital and credit risk associated with these large contracts. Consequently, shifts in the billing terms of the contracts in our backlog from period to period can increase our requirement for working capital and can increase our exposure to credit risk.

Currency fluctuations may reduce profits on our foreign sales or increase our costs, either of which could adversely affect our financial results.

Given that approximately 33% of our 2024 revenues are outside the United States, we are subject to the impact of fluctuations in foreign currency exchange rates. Although our financial results are reported in U.S. dollars, a portion of our sales and operating costs are realized in foreign currencies. Our sales and profitability are impacted by the movement of the U.S. dollar against foreign currencies in the countries in which we generate sales and conduct operations. Long-term fluctuations in relative currency values could have an adverse effect on our operations and financial conditions.

If our goodwill or indefinite lived intangibles become impaired, we may be required to recognize charges that would adversely impact our results of operations.

As of December 31, 2024, goodwill and indefinite lived intangibles were $279.2 million, or 36.8%, of our total assets. Goodwill and indefinite lived intangible assets are not amortized, but instead are subject to annual impairment evaluations (or more frequently if circumstances require). Major factors that influence our evaluations are estimates for future revenue and expenses associated with the specific intangible asset or the reporting unit in which the goodwill resides. This is the most sensitive of our estimates related to our evaluations. Other factors considered in our evaluations include assumptions as to the business climate, industry and economic conditions. These assumptions are subjective and different estimates could have a significant impact on the results of our analyses. While management, based on current forecasts and outlooks, believes that the assumptions and estimates are reasonable, we can make no assurances that future actual operating results will be realized as planned and that there will not be material impairment charges as a result. In particular, an economic downturn could have a material adverse impact on our customers thereby forcing them to reduce or curtail doing business with us and such a result may materially affect the amount of cash flow generated by our future operations. Any write-down of goodwill or intangible assets resulting from future periodic evaluations could adversely materially impact our results of operations.

We may incur costs as a result of certain restructuring activities, which may negatively impact our financial results, and we may not achieve some or all of the expected benefits of our restructuring plans.

We are continuously seeking the most cost-effective means and structure to serve our customers, protect our stockholders and respond to changes in our markets. From time to time, we may engage in restructuring activities in an effort to improve cost competitiveness and profitability. We may not achieve the desired or anticipated benefits from these restructuring activities. As a result, restructuring costs may vary significantly from year to year depending on the scope of such activities. Such restructuring costs and expenses could adversely impact our financial results.

We are party to asbestos-containing product litigation that could adversely affect our financial condition, results of operations and cash flows.

Our subsidiary, Met-Pro, along with numerous other third parties, has been named as a defendant in asbestos-related lawsuits filed against a large number of industrial companies including, in particular, those in the pump and fluid handling industries. In management's opinion, the complaints typically have been vague, general and speculative, alleging that Met-Pro, along with the numerous other defendants, sold unidentified asbestos-containing products and engaged in other related actions that caused injuries (including death) and loss to the plaintiffs. The Company's insurers have hired attorneys who, together with the Company, are vigorously defending these cases. The Company believes that its insurance coverage is adequate for the cases currently pending against the Company and for the foreseeable future, assuming a continuation of the current volume, nature of cases and settlement amounts. However, the Company has no control over the number and nature of cases that are filed against it, nor as to the financial health of its insurers or their position as to coverage. The Company also presently believes that none of the pending cases will have a material adverse impact upon the Company's results of operations, liquidity or financial condition.

See Note 12 to the Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K for information regarding the asbestos-related litigation in which we are involved.

We have $221.5 million of indebtedness as of December 31, 2024, and incurrence of additional indebtedness could adversely affect our ability to operate our business, remain in compliance with debt covenants, make payments on our debt and limit our growth.

Our outstanding indebtedness could have important consequences for investors, including the following:

- it may be more difficult for us to satisfy our obligations with respect to the agreement governing our Credit Facility (as defined in Note 8 to the Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K), and any failure to comply with the obligations of any of the agreements governing any additional indebtedness, including financial and other restrictive covenants, could result in an event of default under such agreements;

- the covenants contained in our debt agreements, including our Credit Facility, limit our ability to borrow money in the future for acquisitions, capital expenditures or to meet our operating expenses or other general corporate obligations;

- the amount of our interest expense may increase because a substantial portion of our borrowings is at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

- we may need to use a portion of our cash flows to pay interest on our debt, which will reduce the amount of money we have for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other business activities;

- we may have a higher level of debt than some of our competitors, which could put us at a competitive disadvantage;

- we may be more vulnerable to economic downturns and adverse developments in our industry or the economy in general; and

- our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors. We cannot be certain that our earnings will be sufficient to allow us to pay the principal and interest on our existing or future debt and meet our other obligations. If we do not have enough money to service our existing or future debt, we may be required to refinance all or part of our existing or future debt, sell assets, borrow more money or raise equity. We may not be able to refinance our existing or future debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all.

Our ability to execute our growth strategies may be limited by our ability to secure and retain additional financing on terms reasonably acceptable to us or at all. Certain of our competitors are larger companies that may have greater access to capital, and therefore may have a competitive advantage over us should our access to capital be limited.

We might be unable to protect our intellectual property rights and our products could infringe the intellectual property rights of others, which could expose us to costly disputes.

Although we believe that our products do not infringe patents or violate the proprietary rights of others, it is possible that our existing patent rights may not be valid or that infringement of existing or future patents or proprietary rights may occur. In the event our products infringe patents or proprietary rights of others, we may be required to modify the design of our products or obtain a license for certain technology. We cannot guarantee that we will be able to do so in a timely manner, upon acceptable terms and conditions, or at all. Failure to do any of the foregoing could have a material adverse effect upon our business. Moreover, if our products infringe patents or proprietary rights of others, we could, under certain circumstances, become liable for damages, which also could have a material adverse effect on our business.

Risks related to our pension plan may adversely impact our results of operations and cash flow.

Significant changes in actual investment return on pension assets, discount rates and other factors may adversely affect our results of operations and pension plan contributions in future periods. GAAP requires that we calculate the income or expense of our plan using actuarial valuations. These valuations reflect assumptions about financial markets and interest rates. We establish the discount rate used to determine the present value of the projected and accumulated benefit obligation at the end of each year based upon the available market rates for high quality, fixed-income investments. An increase in the discount rate would increase future pension expense and, conversely, a decrease in the discount rate would decrease future pension expense. Funding requirements for our pension plan may become more significant. The ultimate amounts to be contributed are dependent upon, among other things, interest rates, underlying asset returns and the impact of legislative or regulatory changes related to pension funding obligations.

We may be subject to substantial withdrawal liability assessments in the future related to multiemployer pension plans to which certain of our subsidiaries make contributions pursuant to collective bargaining agreements.

Under applicable federal law, any employer contributing to a multiemployer pension plan that completely ceases participating in the plan while the plan is underfunded is subject to payment of such employer's assessed share of the aggregate unfunded vested benefits of the plan. In certain circumstances, an employer can be assessed a withdrawal liability for a partial withdrawal from a multiemployer pension plan. If any of these adverse events were to occur in the future, it could result in a substantial withdrawal liability assessment that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We have made and may make future acquisitions or divestitures, which involve numerous risks that could impact our financial condition, results of operations and cash flows.

Our operating strategy has involved expanding or contracting our scope of products and services through selective acquisitions or divestitures and the formation or elimination of new business units that are then integrated or separated into or out of our family of turnkey system providers. We have acquired other businesses, product or service lines, assets or technologies that are complementary to our business. We may be unable to find or consummate future acquisitions at acceptable prices and terms. We continually evaluate potential acquisition opportunities in the ordinary course of business.

Although we conduct what we believe to be a prudent level of investigation regarding the operating and financial condition of the businesses, product or service lines, assets or technologies we purchase, an unavoidable level of risk remains regarding their actual operating and financial condition. Until we actually assume operating control of these businesses, product or service lines, assets or technologies, we may not be able to ascertain their actual value or understand potential liabilities. This is particularly true with respect to acquisitions outside the United States.

In addition, acquisitions of businesses may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. Our Credit Facility contains certain covenants that limit, or which may have the effect of limiting, among other things, acquisitions, capital expenditures, the sale of assets and the incurrence of additional indebtedness.

Societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers.

Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, asset value reductions and operating process changes. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. Among the impacts to us could be a drop in demand for our products and services, particularly in oil and gas industries. In addition, we could face reductions in our creditworthiness or in the value of our assets securing loans. Our efforts to take these risks into account in making business decisions, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Global climate change and related emphasis on environmental, social and governance ("ESG") matters by various stakeholders could negatively affect our business.

Customer, investor and employee expectations relating to ESG have been rapidly evolving and increasing. In addition, government organizations are enhancing or advancing legal and regulatory requirements specific to ESG matters. The heightened stakeholder focus on ESG issues related to our business requires the continuous monitoring of various and evolving laws, regulations, standards and expectations and the associated reporting requirements. A failure to adequately meet stakeholder expectations may result in noncompliance, the loss of business, reputational impacts, diluted market valuation, an inability to attract customers and an inability to attract and retain top talent. In addition, our adoption of certain standards or mandated compliance to certain requirements could necessitate additional investments that could impact our profitability.

Climate changes, such as extreme weather conditions, create financial risk to our business. Global physical climate changes, including unseasonable weather conditions, could result in reduced demand or product obsolescence for certain of our customers' products and/or price modifications for our customers' products and the resources needed to produce them. This could in turn put pressure on our manufacturing costs and result in reduced profit margin associated with certain of our customer programs, or loss of customer programs that we may not be able to replace.

Risks Related to Human Capital Management

The loss of key personnel or inability to attract and retain additional personnel could affect our ability to successfully grow our business.

Our future success depends upon the continued service of our executive officers and other key management and technical personnel, and on our ability to continue to identify, attract, retain and motivate them. Implementing our business strategy requires specialized engineering and other talent, as our revenues are highly dependent on technological and product innovations. The market for employees in our industry is extremely competitive, and competition for talent, particularly engineering talent, increasingly attempt to hire, and to varying degrees have been successful in hiring, our employees. If we are unable to attract and retain qualified employees, our business may be harmed.

Work stoppages or similar difficulties could significantly disrupt our operations.

Approximately 260 of our approximately 1,600 employees are represented by international or independent labor unions under various union contracts, which, for our covered employees in the United States, expire between November 12, 2025 and May 1, 2026. It is possible that our workforce will become more unionized in the future. Although we consider our employee relations to generally be good, our existing labor agreements may not prevent a strike or work stoppage at one or more of our facilities, which may have a material adverse effect on our business. Unionization activities could also increase our costs, which could have an adverse effect on our profitability.

Additionally, a work stoppage at one of our suppliers could adversely affect our operations if an alternative source of supply were not readily available. Work stoppages by employees of our customers also could result in reduced demand for our products.

Information Technology and Cybersecurity Risks

Our dependence on information systems and the failure of such systems, could significantly disrupt our business and negatively affect our financial condition, results of operations and cash flows.

We are highly dependent on information systems that are increasingly operated by third parties and as a result we have a limited ability to ensure their continued operation. We rely on information technology systems, networks and infrastructure in managing our day-to-day operations. In the event of systems failure or interruption, including those related to force majeure, telecommunications failures, criminal acts, including hardware or software break-ins or extortion attempts, or viruses, or other cybersecurity incidents, we will have limited ability to affect the timing and success of systems restoration and any resulting interruption in our ability to manage and operate our business could have a material adverse effect on our operating results. Additionally, our vendors may incorporate artificial intelligence tools into their offerings, which may inhibit their ability to maintain an adequate level of service and experience.

Increased information technology cybersecurity threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, and products.

Increased global information technology cybersecurity threats and more sophisticated and targeted computer crime, including utilization of generative artificial intelligence, pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data and communications. While we attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems, our systems, networks and products remain potentially vulnerable to advanced persistent threats. Depending on their nature and scope, such threats could potentially lead to the compromise of confidential information and communications, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness and results of operations. We have cybersecurity insurance related to a breach event covering expenses for notification, credit monitoring, investigation, crisis management, public relations and legal advice. However, damage and claims arising from such incidents may not be covered or exceed the amount of any insurance available or may result in increased cybersecurity and other insurance premiums. In response to an increased reliance on our information technology systems, we have taken proactive measures to strengthen our information technology systems, including completion of a National Institute of Standards and Technology ("NIST") assessment, upgraded security patches across all servers, development of best-in-class hack protection service, implementation of recurring company-wide security training and enablement of advanced security for our major information systems. Management provides the Audit Committee with regular cybersecurity program updates including cybersecurity posture, risk management activities, and emerging risk.

Furthermore, the Company may have access to sensitive, confidential, or personal data or information that may be subject to privacy and security laws, regulations, or other contractually-imposed controls. Despite our use of reasonable and appropriate controls, material security breaches, theft, misplaced, lost or corrupted data, programming, or employee errors and/or malfeasance could lead to the compromise or improper use of such sensitive, confidential, or personal data or information, resulting in possible negative consequences, such as fines, ransom demands, penalties, loss of reputation, competitiveness or customers, or other negative consequences resulting in adverse impacts to our results of operations or financial condition.

Regulatory Compliance and International Operations Risks

Disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business could negatively impact our business, financial condition and profits.

We operate and do business in many countries in addition to the United States. For the year ended December 31, 2024, approximately 33% of our total revenue was derived from products or services ultimately delivered or provided to end users outside the United States. As part of our operating strategy, we intend to expand our international operations through internal growth and selected acquisitions. Operations outside of the United States, particularly in emerging markets, are subject to a variety of risks that are different from or are in addition to the risks we face within the United States. Among others, these risks include: (i) local, economic, political and social conditions, including potential hyperinflationary conditions and political instability in certain countries; (ii) tax-related risks, including the imposition of taxes and the lack of beneficial treaties, that result in a higher effective tax rate for us; (iii) imposition of limitations on the remittance of dividends and payments by foreign subsidiaries; (iv) difficulties in enforcing agreements and collecting receivables through certain foreign local systems; (v) domestic and foreign customs, tariffs and quotas or other trade barriers; (vi) risk of nationalization of private enterprises by foreign governments; (vii) managing and obtaining support and distribution channels for overseas operations; (viii) hiring and retaining qualified management personnel for our overseas operations; and (ix) the results of new trade agreements and changes in membership to international coalitions or unions.

We are also exposed to risks relating to U.S. policy with respect to companies doing business in foreign jurisdictions. Changes in laws or policies governing the terms of foreign trade, in particular increased trade restrictions, tariffs or taxes on import from countries where we procure or manufacture products, such as China, could have a material adverse effect on our business and results of operations. For instance, the U.S. and Chinese governments have imposed a series of significant incremental retaliatory tariffs to certain imported goods. Given the uncertainty regarding the duration of the imposed tariffs, as well as the potential for additional tariffs by the U.S., China or other countries, as well as other changes in tax policy, trade regulations or trade agreements, and the Company's ability to implement strategies to mitigate the impact of changes in tax policy, tariffs or other trade regulations, our exposure to the risks described above could have a material adverse effect on our business and results of operations.

In addition, compliance with foreign and domestic legal and regulatory requirements, including import, export, defense regulations and foreign exchange controls and anti-corruption laws, as discussed below, such as the FCPA (as defined below), the U.K. Bribery

Act (as defined below), the European Union's General Data Protection Regulations and similar laws of other jurisdictions, could adversely impact our ability to compete against companies in such jurisdictions. Moreover, the violation of such laws or regulations, by us or our representatives, could result in severe penalties including monetary fines, criminal proceedings and suspension of export privileges.

The occurrence of one or more of the foregoing factors could have a material adverse effect on our international operations or upon our financial condition, results of operations and cash flows.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws worldwide.

The U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act of 2010 ("U.K. Bribery Act"), and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance programs, there is no assurance that our internal control policies and procedures will protect us from acts committed by our employees or agents. If we are found to be liable for FCPA, U.K. Bribery Act or other similar violations (either due to our own acts or due to the acts of others), we could be subject to civil and criminal penalties or other sanctions, which could have a material adverse impact on our business, financial condition, and profits.

Our business can be significantly affected by changes in regulatory standards.

The markets that the Company serves are characterized by competitively imposed process standards and regulatory requirements, each of which influences the demand for our products and services. Changes in legislative, regulatory or industrial requirements may render certain of our products and processes obsolete. Conversely, these changes may present new business opportunities for us. Acceptance of new products and services may also be affected by the adoption of new government regulations requiring stricter standards. Our ability to anticipate changes in regulatory standards and to respond with new and enhanced products on a timely basis will be a significant factor in our ability to grow and to remain competitive. We cannot guarantee that we will be able to achieve the technological advances that may be necessary for us to remain competitive or that certain of our products or services will not become obsolete.

Changes in current environmental legislation and enforcement could have an adverse impact on the sale of our environmental control systems and products and on our financial condition, results of operations and cash flows.

Our business is primarily driven by capital spending, clean air rules, plant upgrades by our customers to comply with laws and regulations governing the discharge of pollutants into the environment or otherwise relating to the protection of the environment or human health. These laws include, but are not limited to, United States federal statutes such as the Resource Conservation and Recovery Act of 1976, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Clean Water Act, the Clean Air Act, the Clean Air Interstate Rule, and the regulations implementing these statutes, as well as similar laws and regulations at state and local levels and in other countries. These United States laws and regulations may change and other countries may not adopt similar laws and regulations. Our business may be adversely impacted to the extent that environmental regulations are repealed, amended, implementation dates are delayed, or to the extent that regulatory authorities reduce enforcement.

Changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

New laws or regulations, or changes in existing laws or regulations, or the manner of their interpretation or enforcement, could increase our cost of doing business and restrict our ability to operate our business or execute our strategies. In particular, there is continued uncertainty with respect to United States trade policies, treaties, government regulations and tariffs. Any changes the Trump administration makes to United States administrative policy could result in changes to existing trade agreements, greater restrictions on free trade generally and significant increases in tariffs on goods imported into the United States, particularly tariffs on products manufactured in Mexico and China, among other possible changes. A trade war or other governmental action related to tariffs or international trade agreements, and any resulting negative sentiments towards the United States as a result thereof, would likely have an adverse effect on our international operations or upon our business, financial condition, results of operations and cash flows.

Risks Related to Our Common Stock

The market price of our common stock may be volatile or may decline regardless of our operating performance and investors may not be able to resell shares they purchase at their purchase price.

The stock market has experienced and may in the future experience volatility that has often been unrelated to the operating performance of particular companies. The market price of our common stock has experienced, and may continue to experience, substantial volatility. During 2024, the sales price of our common stock on the NASDAQ ranged from $18.50 to $35.16 per share. We expect our common stock to continue to be subject to fluctuations. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the common stock price may include, among other things:

- actual or anticipated variations in operating results;

- adverse general economic conditions, including, but not limited to, withdrawals of investments in the stock markets generally or a tightening of credit available to potential acquirers of businesses, that result in lower average prices being paid for public company shares and lower valuations being placed on businesses;

- other domestic and international macroeconomic factors unrelated to our performance;

- health epidemics and other outbreaks;

- our failure to meet the expectations of the investment community;

- industry trends and the business success of our customers;

- loss of key customers;

- announcements of technological advances by us or our competitors;

- current events affecting the political and economic environment in the United States;

- conditions or trends in our industry, including demand for our products and services, technological advances and governmental regulations;

- litigation or other proceedings involving or affecting us; and

- additions or departures of our key personnel.

The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly.

We are not currently paying dividends and cannot make assurances that we will pay dividends on our common stock and our indebtedness could limit our ability to pay dividends.

The timing, declaration, amount and payment of future dividends to our stockholders fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, as well as applicable legal or regulatory constraints, industry practice and other business considerations that our Board of Directors considers relevant. We have not paid a cash dividend on our common stock in recent years and currently intend to retain future earnings, if any, to finance the operations, growth and development of our business into the foreseeable future.

Our ability to issue preferred stock could adversely affect the rights of holders of our common stock.

Our certificate of incorporation authorizes us to issue up to 10,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our Board of Directors. Accordingly, we may issue shares of any series of preferred stock that would rank senior to our common stock as to voting or dividend rights or rights upon our liquidation, dissolution or winding up.

Certain provisions in our charter documents have anti-takeover effects.

Certain provisions of our certificate of incorporation and bylaws may have the effect of delaying, deferring or preventing a change in control of us. Such provisions, including those limiting who may call special stockholders' meetings, together with the possible issuance of our preferred stock without stockholder approval, may make it more difficult for other persons, without the approval of our Board of Directors, to make a tender offer or otherwise acquire substantial amounts of our common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest.

Risks Related to Internal Control over Financial Reporting

Failure to maintain adequate internal controls could adversely affect our business.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in each of our Annual Reports on Form 10-K a report containing our management's assessment of the effectiveness of our internal control over financial reporting and an attestation report of our independent auditor. These laws, rules and regulations continue to evolve and could become increasingly stringent in the future. We have undertaken actions to enhance our ability to comply with the requirements of the Sarbanes-Oxley Act of 2002, including, but not limited to, the engagement of consultants, the documentation of existing controls and the implementation of new controls or modification of existing controls as deemed appropriate.

We continue to devote substantial time and resources to the documentation and testing of our controls, and to plan for and the implementation of remedial efforts in those instances where remediation is indicated. If we fail to maintain the adequacy of our internal controls, including remediating any material weaknesses or deficiencies in our internal controls, as such standards are modified, supplemented or amended in the future, we could be subject to regulatory actions, civil or criminal penalties or stockholder litigation. In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our financial condition, results of operations and cash flows. We believe that the out-of-pocket costs, the diversion of management's attention from running our day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 will continue to be significant.

There are inherent limitations in all internal control systems over financial reporting, and misstatements due to error or fraud may occur and not be detected.

While we continue to take action to ensure compliance with the internal control, disclosure control and other requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder by the SEC, there are inherent limitations in our ability to control all circumstances. Our management, including our Chief Executive Officer and Chief Financial and Strategy Officer, do not expect that our internal controls and disclosure controls can prevent all errors and all frauds. A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be evaluated in relation to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

If we are not able to establish and maintain effective internal control over financial reporting, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business, financial condition and operating results could be harmed. We can give no assurances that any material weaknesses will not arise in the future due to our failure to implement and maintain adequate internal control over financial reporting.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

The Company's Board of Directors (the "Board") recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The Board is actively involved in oversight of the Company's risk management program, and cybersecurity represents an important component of the Company's overall approach to enterprise risk management ("ERM"). The Company's cybersecurity policies, standards, and processes are being integrated into the Company's ERM program and based on recognized frameworks and industry standards, including the National Institute of Standards and Technology, the International Organization for Standardization and other applicable industry standards. In general, the Company seeks to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security, and availability of Company and customer systems, information, and products.

The Company has engaged third-party cybersecurity service providers and leverages leading technologies and expertise to monitor, maintain, and provide 24/7 managed detection and response capabilities for coordination, escalation and remediation of alerts associated with information technology systems utilized by the Company.

Risk Management and Strategy

The Company engages in the periodic assessment and testing of the Company's policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. The results of such assessments, audits and reviews are reported to the Audit Committee and the Board, and the Company adjusts its cybersecurity program as necessary based on the information provided by these assessments, audits, and reviews.

Governance

The Board, in coordination with the Audit Committee, oversees the Company's ERM process, including the management of risks arising from cybersecurity threats. The Board and the Audit Committee each receive regular presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, and third-party and independent reviews. The Board and the Audit Committee also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, the Board and the Audit Committee discuss the Company's approach to cybersecurity risk management with the Company's Vice President of Information Technology (the "VP of IT").

The Company has a team of cybersecurity professionals reporting to the VP of IT, the head of the Company's cybersecurity team, dedicated to managing threats and incidents in real time and the reporting of any such incidents. The VP of IT reports to the Chief Financial and Strategy Officer. Through regular and ongoing communications, the VP of IT and the Executive Leadership Team, which includes our Chief Executive Officer, Chief Financial and Strategy Officer, and Chief Administrative and Legal Officer, manage the prevention, detection, mitigation and remediation of cybersecurity threats and incidents and escalate any such threats and incidents to the Audit Committee when appropriate.

The VP of IT has served in various leadership roles in information technology and information security for over 25 years, including leading the cybersecurity programs for three public companies. The VP of IT holds undergraduate and graduate degrees in business and has attained multiple cybersecurity certifications including Certified Information Security Manager and Data Privacy.

Cybersecurity threats, including those as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. For more information on our cybersecurity related risks, refer to "Part I, Item 1A. Risk Factors" of this Annual Report on Form 10-K.

Item 2. Properties

The Company has 41 principal operating facilities across 12 states and 10 countries. The Company's executive offices are located in Addison, Texas. We maintain our facilities in good operating condition, and we believe they are suitable and adequate for the purposes for which they are intended to conduct business. Our current capacity, with limited capital additions, is expected to be sufficient to meet production requirements for the near future. It is anticipated that most leases coming due in the near future will be renewed at expiration. The property we own is subject to collateral mortgages to secure the amounts owed under the Credit Facility. Information on the number and location of principal operating facilities by segment was as follows as of December 31, 2024.

Segment	Owned	Leased	Location of Facilities	
			States	Countries
Engineered Systems Segment	1	16	Arizona, California, Connecticut, Florida, New York, Ohio, Texas	United States, The Netherlands, Canada, India, United Arab Emirates, Singapore, United Kingdom, People's Republic of China, South Korea
Industrial Process Solutions Segment	1	21	California, Indiana, Michigan, North Carolina, Ohio, Pennsylvania, Tennessee	United States, United Kingdom, The Netherlands, Germany, People's Republic of China, Singapore, India
Corporate	—	2	Ohio, Texas	United States
	2	39		

Item 3. Legal Proceedings

See Note 12 to the Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K for information regarding legal proceedings in which we are involved.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on The Nasdaq Global Select Market under the symbol “CECO.”

Performance Graph

The following graph sets forth the cumulative total return to CECO’s stockholders during the five years ended December 31, 2024, as well as the following indices: Russell 2000 Index, Standard and Poor’s (“S&P”) 600 Small Cap Industrial Machinery Index, and S&P 500 Index. The following graph assumes $100 was invested on December 31, 2019, including the reinvestment of dividends, in each category.


Total Return to Shareholders
(Assumes $100 Investment on 12/31/2019)
Dollars
450
400
350
300
250
200
150
100
50
0
12/31/2019
12/31/2020
12/31/2021
12/31/2022
12/31/2023
12/31/2024
CECO Environmental Corp.
S&P 500 Index - Total Return
Russell 2000 Index
S&P SC Industrial Machinery Index

Dividends

The timing, declaration, amount and payment of future dividends to our stockholders fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, as well as applicable legal or regulatory constraints, industry practice and other business considerations that our Board of Directors considers relevant. We have not paid a cash dividend on our common stock in recent years and currently intend to retain future earnings, if any, to finance the operations, growth and development of our business into the foreseeable future, or for other uses such as the continuation of our share repurchase program. Payment of dividends is also subject to the continuing compliance with our financial covenants under our Credit Facility.

Holders

The approximate number of registered stockholders of record of our common stock as of February 13, 2025 was 237, although there is a larger number of beneficial owners.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information about our purchases of our equity securities for the quarter ended December 31, 2024.

	Issuer's Purchases of Equity Securities			
Period (amounts in thousands, except per share data)	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
October 1, 2024 - October 31, 2024	—	$ —	—	$ 8,000
November 1, 2024 - November 30, 2024	—	—	—	8,000
December 1, 2024 - December 31, 2024	—	—	—	8,000
Total	—	$ —	—	

(1) On May 10, 2022, the Board of Directors authorized a $20.0 million share repurchase program as described within Note 9 to the Consolidated Financial Statements. The program expires on April 30, 2025.

Recent Sales of Unregistered Securities

Not applicable.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements and accompanying notes included in Item 8 of this Annual Report on Form 10-K, which include additional information about our accounting policies, practices and the transactions underlying our financial results. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts in our consolidated financial statements and the accompanying notes including various claims and contingencies related to lawsuits, taxes, environmental and other matters arising during the normal course of business. We apply our best judgment, our knowledge of existing facts and circumstances and actions that we may undertake in the future in determining the estimates that affect our consolidated financial statements. We evaluate our estimates on an ongoing basis using our historical experience, as well as other factors we believe appropriate under the circumstances, such as current economic conditions, and adjust or revise our estimates as circumstances change. As future events and their effects cannot be determined with precision, actual results may differ from these estimates.

Overview

Business Overview

CECO is a leading environmentally focused, diversified industrial company, serving the broad landscape of industrial air, industrial water and energy transition markets globally by providing innovative technology and application expertise. We help companies grow their business with safe, clean, and more efficient solutions that help protect people, the environment and industrial equipment. Our solutions improve air and water quality, optimize emissions management, and increase the energy and process efficiency for highly engineered applications in power generation, midstream and downstream hydrocarbon processing and transport, chemical processing, electric vehicle production, polysilicon fabrication, semiconductor and electronics production, battery production and recycling, specialty metals, aluminum and steel production, beverage can manufacturing, and industrial and produced water and wastewater treatment, and a wide range of other industrial end markets.

In 2024 and the first quarter of 2025, we disclosed multiple transactions that strategically align with the Company's portfolio management strategy and vision. These transactions include the acquisition of Profire Energy ("Profire") and the intended divestiture of the Company's Fluid Handling business. Profire, a former publicly traded company on the NASDAQ under ticker symbol PFIE, is a leading North American supplier of mission-critical combustion automation and control solution services. Their core offering supports emissions reduction, safety objectives, and industry regulations. Profire has a large install base across oil & gas, petrochemical, and natural gas markets, with growing exposure to other energy transition markets. The business is headquartered in Lindon, Utah, with a research and development center in Edmonton-Alberta, Canada. The business has a long-tenured and experienced leadership team and had 2024 revenues of $63 million with accretive EBITDA margins. Fluid Handling is a well-positioned business with strong brands in the pumps and filters space. However, we are focused on businesses that more closely align with our strategic investments and leadership positions in the air, water and energy transition spaces.

Industry Trends and Corporate Strategy

We are a global corporation with worldwide operations. As a global business, our operations are affected by worldwide, regional and industry-specific economic factors, wherever we operate or do business. Our geographic and industry diversity, and the breadth of our product and services portfolio, have helped mitigate the impact of any one industry or the economy of any single country on our consolidated operating results.

We believe growth for our products and services is driven by the increase in demand for air quality and water treatment solutions, the energy transition, a shift towards cleaner sources of fuel such as natural gas, hydrogen, nuclear, and renewable sources, and increased awareness of our customers about corporate social responsibility and interest to procure equipment and solutions that protects employees, the environment and their industrial equipment.

With a shift to cleaner, more environmentally responsible power generation, power providers and industrial power consumers are building new facilities that use cleaner fuels. In developed markets, natural gas is the largest source of electricity generation. We supply product offerings throughout the entire natural gas value chain and believe expansion will drive growth within our Engineered Systems segment for our gas separation & filtration, pressure products, acoustical equipment , water treatment solutions and DeNOx SCR systems for natural-gas-fired power plants. Increases in global natural gas, installed miles of new pipeline, including future CO2 and hydrogen pipelines, and liquified natural gas ("LNG") demand and supply all stand to drive the need for our products.

We also believe there is a growing demand to control and reduce air and water emissions from industrial facilities for which our pollution control equipment will serve. In 2021, the US Congress passed the Infrastructure Investment and Jobs Act with $550 billion of new federal spending aimed at rebuilding roads and bridges, climate resilience, and other environmental initiatives. Similar investments are being made in many other countries in which we do business. As industrial capital expenditures grow, corporations are seeking to do so with a smaller environmental impact. These regulatory and economic tailwinds coupled with shareholder pressure on companies to improve their sustainability and reduce their global carbon footprint serve as catalysts for a growing set of opportunities for our portfolio of equipment and solutions.

We continue to focus on increasing revenues and profitability in developing markets, where environmental awareness and associated regulatory standards are increasing, while continuing to strengthen and expand our product offerings and channels in our domestic market of the United States. Our enterprise strategy consists of a combined operational strategy and capital allocation strategy.

Our operational strategy is implemented through our technology and application-based platforms aligned around target customers and end markets where our solutions are particularly valuable. Core elements of our operational strategy are commercial and operational excellence, margin expansion, recurring revenue growth, cash flow generation, product management, and project management execution.

Our capital allocation strategy supports the growth and value creation generated by our operational strategy. We will focus our capital deployment on building out our leading industrial air solutions portfolio, advancing our emerging industrial water treatment position, and supporting our customers as they make the transition to cleaner more sustainable forms of energy, while also shifting our portfolio mix towards businesses with more recurring revenue and more predictable cash flows, strong secular growth trends and less cyclicality. While the primary focuses of our capital allocation strategy is organic growth and portfolio management, the Company closely monitors its leverage and debt repayment strategies.

Market Pressures

The senior management team monitors and manages the Company's ability to operate effectively as the result of market pressures. In particular, we are currently experiencing shortages of raw materials and inflationary pressures for certain materials and labor. We have secured raw materials from existing and alternate suppliers and have taken other mitigating actions to mitigate supply disruptions; however, we cannot guarantee that we can continue to do so in the future. In this event, our business, results and financial condition could be adversely affected.

Operations Overview

Our segments consist of like end-market and end-market adjacent platforms. Our platforms are structured to win in their target markets with a core focus on understanding customer needs and providing best-in-class solutions. Our business model provides scalable efficiencies enabling us to serve our customers with a variety of products that we typically classify into three categories: make-to-order, configure-to-order, and engineer-to-order. For our project-based platforms, we leverage third-party subcontract fabrication partners in a global network to execute for our customers world-wide. Our platforms are focused on sales, application engineering, product management, project management, and supply chain execution for our customers.

Our operations management team has distinct industry expertise coupled with strong leadership skills resulting in a customer-first mindset across the business. Our operations management team works closely with our Chief Executive Officer on global fulfillment strategies, operational excellence, resource allocation, and employee development.

Within our segments we have monthly business reviews to ensure we are serving customers, achieving our operating plan, and executing on strategic growth initiatives. These reviews include, but are not limited to pipeline reviews, quotation reviews, project management reviews, financial performance, manufacturing scorecards, safety, and customer feedback. In these reviews we focus on metrics such as quality, customer satisfaction, on-time-delivery, lead-times, price, inflation, project margins, backlog, and above all, safety.

In support of the segments, centralized teams provide back-office functions for scale, efficiency, and compliance. These key functions include: accounting, treasury, tax, payroll, human resources and total rewards management, legal, information technology, marketing, and internal control over financial reporting. We have excellent collaboration between our platforms and our centralized service teams ensuring optimal efficiency and alignment on growth and improvement initiatives.

Our reportable segments are:

- *Engineered Systems segment:* Our Engineered Systems segment serves the power generation, hydrocarbon processing, water/wastewater treatment, oily water separation and treatment, marine and naval vessels, and midstream oil and gas sectors. We seek to address the global demand for environmental and equipment protection solutions with our highly engineered platforms including emissions management, fluid bed cyclones, thermal acoustics, separation and filtration, and dampers and expansion joints.

- *Industrial Process Solutions segment:* Our Industrial Process Solutions segment serves the broad industrial sector with solutions for air pollution and contamination control, fluid handling, and process filtration in applications such as aluminum beverage can production, automobile production, food and beverage processing, semiconductor fabrication, electronics production, steel and aluminum mill processing, wood manufacturing, desalination, and aquaculture markets. We assist customers in maintaining clean and safe operations for employees, reducing energy consumption, minimizing waste for customers, and meeting regulatory standards for toxic emissions, fumes, volatile organic compounds, and odor elimination through our platforms including duct fabrication and installation, industrial air, and fluid handling.

Our contracts are obtained either through customer upselling based on our leading brands and significant install base, competitive bidding or as a result of negotiations with our customers. Contract terms offered by us are generally dependent on the complexity and risk of the project as well as the resources that will be required to complete the project. Our focus is on increasing our operating margins as well as our gross margin percentage, which translates into stronger operating results.

Our cost of sales is principally driven by a number of factors, including material and subcontract prices and labor cost and availability. Changes in these factors may have a material impact on our overall gross profit margins.

We break down costs of sales into five categories, as follows:

- Subcontracts—Electrical work, concrete work, subcomponents and other subcontracts necessary to produce our products;

- Labor—Our direct labor both in the shop and in the field;

- Material—Raw materials that we buy to build our products, fans, motors, control panels and other equipment necessary for turnkey systems; and

- Factory overhead—Costs of facilities and supervision wages necessary to produce our products.

In general, subcontracts are the highest percentage of costs and also the most flexible followed by labor, material, and equipment. Due to the project nature and global orientation of several of our platforms, leveraging subcontract fabrication partners close to our customers increases our ability to meet customer delivery expectations at market competitive pricing. In periods where orders are infrequent, we do not have to maintain the fixed cost of a manufacturing plant. Across our various product lines, the relative relationships of these cost categories change and cause variations in gross margin percentage. Material and labor costs can increase quickly, which also reduces gross margin percentage. As material cost inflation occurs, the Company seeks to pass this cost onto our customers as price increases.

Selling and administrative expense principally includes sales and engineering payroll and related fringes, advertising and marketing expenditures as well as all corporate and administrative functions and other costs that support our operations. Variable compensation based on the Company's performance is included in selling and administrative expense. An advantage of our operating model is that as revenue grows, we have significant operating leverage on our fixed selling and administrative cost structure.

Note Regarding Use of Non-GAAP Financial Measures

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These GAAP financial statements include certain charges the Company believes are not indicative of its core ongoing operational performance.

As a result, the Company provides financial information in this MD&A that was not prepared in accordance with GAAP and should not be considered as an alternative to the information prepared in accordance with GAAP. The Company provides this supplemental non-GAAP financial information, because the Company's management utilizes it to evaluate its ongoing financial performance and the Company believes it provides greater transparency to investors as supplemental information to its GAAP results.

The Company has provided the non-GAAP financial measures including non-GAAP operating income, non-GAAP operating margin, and non-GAAP net income as a result of the adjustment for items that the Company believes are not indicative of its ongoing operations. These items include charges associated with the Company's acquisitions, and the items described below in "Consolidated Results." The Company believes that evaluation of its financial performance compared with prior and future periods can be enhanced by a presentation of results that exclude the impact of these items. The Company has incurred substantial expense and generated substantial income associated with acquisitions. While the Company cannot predict the exact timing or amounts of such charges, it does expect to treat these charges as special items in its future presentation of non-GAAP results.

Results of Operations

Consolidated Results

Our consolidated statements of income for the years ended December 31, 2024, 2023 and 2022 are as follows:

(dollars in millions)	Year ended December 31,					
		2024		2023		2022
Net sales	$	557.9	$	544.8	$	422.6
Cost of goods sold		361.8		373.8		294.4
Gross profit	$	196.1	$	171.0	$	128.2
Percent of sales		*35.1%*		*31.4%*		*30.3%*
Selling and administrative expenses	$	146.7	$	122.9	$	93.4
Percent of sales		*26.3%*		*22.6%*		*22.1%*
Amortization and earnout expenses		9.1		8.2		6.8
Acquisition and integration expenses		4.2		2.5		4.5
Restructuring expenses		0.5		1.3		0.1
Asbestos litigation expenses		0.2		—		—
Executive transition expenses		—		1.5		1.2
Operating income	$	35.4	$	34.6	$	22.2
Percent of sales		*6.3%*		*6.4%*		*5.3%*
Other (expense) income, net	$	(4.7)	$	0.4	$	6.9
Interest expense		(13.0)		(13.4)		(5.4)
Income before income taxes	$	17.7	$	21.5	$	23.7
Income tax expense		3.3		7.0		5.4
Net income	$	14.4	$	14.5	$	18.3
Noncontrolling interest		(1.5)		(1.6)		(0.8)
Net income attributable to CECO Environmental Corp.	$	13.0	$	12.9	$	17.4

Non-GAAP Measures

To compare operating performance between the years ended December 31, 2024, 2023 and 2022 the Company has adjusted GAAP operating income to exclude (1) amortization of intangible assets, and earnout expenses, (2) restructuring expenses primarily relating to severance, facility exits, and associated legal expenses, (3) acquisition and integration expenses, which include legal, accounting, and other expenses, (4) executive transition expenses, including severance for the Company's former executives, fees and expenses incurred in the search, for and hiring, of new executives and (5) asbestos litigation expenses related to expected future settlement payments. See "Note Regarding Use of Non-GAAP Financial Measures" above. The following tables present the reconciliation of GAAP operating income and GAAP operating margin to non-GAAP operating income and non-GAAP operating margin, and GAAP net income to non-GAAP net income.

	Year Ended December 31,		
(dollars in millions)	2024	2023	2022
Operating income as reported in accordance with GAAP	$ 35.4	$ 34.6	$ 22.2
Operating margin in accordance with GAAP	*6.3%*	*6.4%*	*5.3%*
Amortization and earnout expenses	9.1	8.2	6.8
Acquisition and integration expenses	4.2	2.5	4.5
Restructuring expenses	0.5	1.3	0.1
Asbestos litigation expenses	0.2	—	—
Executive transition expenses	—	1.5	1.2
Non-GAAP operating income	$ 49.4	$ 48.1	$ 34.8
Non-GAAP operating margin	*8.9%*	*8.8%*	*8.2%*

	Year Ended December 31,		
(dollars in millions)	2024	2023	2022
Net income as reported in accordance with GAAP	$ 13.0	$ 12.9	$ 17.4
Amortization and earnout expenses	9.1	8.2	6.8
Acquisition and integration expenses	4.2	2.5	4.5
Restructuring expenses	0.5	1.3	0.1
Asbestos litigation expenses	0.2	—	—
Executive transition expenses	—	1.5	1.2
Foreign currency remeasurement	4.3	(1.0)	(1.3)
Tax (benefit) expense of adjustments	(4.6)	1.2	(2.8)
Non-GAAP net income	$ 26.7	$ 26.6	$ 25.9
Non-GAAP net income as a percentage of sales	*4.8%*	*4.9%*	*6.1%*

Comparison of the years ended December 31, 2024 and 2023

Consolidated net sales in 2024 were $557.9 million compared with $544.8 million in 2023, an increase of $13.1 million or 2.4%. The increase was driven by brands within the industrial processing solutions segment, notably in industrial air, ducting, and ventilation applications. Specific end markets driving the increase include building materials, metals, and automotive. Approximately $33.1 million of net sales is attributable to acquisitions that occurred during the preceding twelve-month period.

Gross profit increased by $25.1 million, or 14.7%, to $196.1 million in 2024 compared with $171.0 million in 2023. The increase in gross profit was attributable to the increase in sales volume as described above, as well as sales mix, project execution and flow through from higher booked margins, as well as continued benefits from sourcing and value engineering. Gross profit as a percentage of sales increased to 35.1% in 2024 compared with 31.4% in 2023.

Orders booked were $667.3 million in 2024 compared with $582.8 million in 2023, an increase of $84.5 million, or 14.5%. Of this $84.5 million increase, $51.5 million represents organic growth, while $33.0 million of orders were attributable to acquisitions that occurred during the preceding twelve-month period. The increase was driven by increased market demand for power. The Company's current pipeline includes over $4.0 billion worth of project opportunities.

Selling and administrative expenses were $146.7 million in 2024 compared with $122.9 million in 2023, an increase of $23.8 million, or 19.4%. The increase is primarily attributed to workforce merit and other annual compensation adjustments, and investments in functional support for sourcing and manufacturing benefits.

Amortization and earnout expenses were $9.1 million in 2024 and $8.2 million in 2023, an increase of $0.9 million, or 11.0%. The increase in expense is attributable to an increase of $1.2 million in definite lived asset amortization due to recent acquisitions, partially offset by $0.4 million in earnout expense. See Note 7 to the Consolidated Financial Statements for further discussion on earnout expenses.

Acquisitions and integration expenses related to various merger and acquisition diligence activities, which include legal, accounting and banking expenses, were $4.2 million in 2024, as compared with $2.5 million in 2023, an increase of $1.7 million, or 68.0%. The increase is due to the timing and volume of acquisition activity. See Note 14 to the Consolidated Financial Statements for further discussion on recent acquisitions.

Executive transition expenses were zero in 2024 compared to $1.5 million in 2023, a decrease of $1.5 million. These expenses related to severance for the former executives, as well as fees and other expenses incurred in the search for and hiring of a new executive, specifically as it relates to the departure of the former Chief Operating Officer and transition of the role of Chief Accounting Officer.

Restructuring expenses were $0.5 million in 2024 compared to $1.4 million in 2023, a decrease of $0.8 million, or 61.5%. These expenses related to severance, facility exits, and associated legal expenses, primarily as it relates to the exit of certain operations in China.

Asbestos litigation expenses were $0.2 million in 2024 compared to zero in 2023, an increase of $0.2 million. These expenses related to expected future settlement payments. See Note 12 to the Consolidated Financial Statements for further discussion.

Operating income for 2024 was $35.4 million, an increase of $0.8 million from $34.6 million in 2023. Operating income as a percentage of sales for 2024 was 6.3% compared with 6.4% for 2023. The increase in operating income is primarily attributable to the increase in gross profit.

Non-GAAP operating income was $49.4 million in 2024, an increase of $1.3 million from $48.1 million in 2023. The increase in non-GAAP operating income is primarily attributable to the increase in gross profit. Non-GAAP operating income as a percentage of sales was 8.9% for 2024 compared with 8.8% for 2023.

Other expense for 2024 was $(4.7) million compared to other income of $0.4 million in 2023, a decrease of $5.1 million. The decrease in other (expense) income was primarily attributable to net foreign currency transaction losses in the current year based on changes in exchange rates at our foreign subsidiaries.

Interest expense was $13.0 million in 2024 compared to $13.4 million in 2023, a decrease of $0.4 million, or 3.0%. The decrease in interest expense is primarily due to lower a weighted average stated interest rate.

Income tax expense was $3.3 million in 2024 compared to $7.0 million in 2023, a decrease of $3.7 million, or 52.9%. The effective tax rate for 2024 was 18.5% compared with 32.6% in 2023. Income tax expense and the effective tax rate for 2024 were affected by changes in valuation allowances, and the net impact of global intangible low-taxed income ("GILTI") and foreign-derived intangible income ("FDII"), as well as certain permanent differences including state income taxes, non-deductible incentive stock-based compensation, and differences in tax rates among the jurisdictions in which we operate.

Comparison of the years ended December 31, 2023 and 2022

See the Management Discussion and Analysis section of our Annual Report on Form 10-K for the year ended December 31, 2023 for a discussion of our consolidated results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Business Segments

The Company's operations are organized and reviewed by management along its product lines and end markets that the segment serves and are presented in two reportable segments. The results of the segments are reviewed through the "Income from operations" line on the Consolidated Statements of Income. The amounts presented in the Net Sales table below and in the following comments regarding our net sales at the reportable business segment level exclude both intra-segment and inter-segment net sales. The Income from Operations table and corresponding comments regarding operating income at the reportable segment level include both intra-segment and inter-segment operating income.

		2024		2023		2022
Net Sales (less intra-, inter-segment sales)						
(table only in thousands)						
Engineered Systems Segment	$	384,025	$	380,108	$	263,224
Industrial Process Solutions Segment		173,908		164,737		159,403
Total net sales	$	557,933	$	544,845	$	422,627

		2024		2023		2022
Income from Operations (less intra-, inter-segment profit)						
(table only in thousands)						
Engineered Systems segment	$	72,373	$	59,846	$	36,200
Industrial Process Solutions segment		29,575		21,630		22,705
Corporate and Other (1)		(66,545)		(46,907)		(36,744)
Total income from operations	$	35,403	$	34,569	$	22,161

(1) Includes corporate compensation, professional services, information technology, and other general, administrative corporate expenses. This figure excludes earnout expenses / income, which are recorded in the segment in which the expense / income occurs.

Comparison of the years ended December 31, 2024 and 2023

Engineered Systems segment

Our Engineered Systems segment orders booked increased $109.8 million, or 28.1%, to $500.9 million in 2024 compared with $391.1 million in 2023. The increase is primarily attributable to increased demand for energy transition projects and products as the market for power increases. Approximately $28.2 million of orders in 2024 are attributable to acquisitions that occurred during the preceding twelve-month period.

Our Engineered Systems segment net sales increased $3.9 million to $384.0 million in 2024 compared with $380.1 million in 2023, an increase of 1.0%. The nominal increase in revenue year-over-year was primarily a result of specific, material project delays, primarily occurring in the second half of 2024 resulting in the absence of substantial revenue recognition in the period. The increase is driven by increases of $9.4 million in our dampers and expansion businesses and $7.2 million in our industrial air businesses, partially offset by a decrease of $9.5 million in our water and wastewater treatment technologies. Approximately $20.1 million of net sales in 2024 is attributable to acquisitions that occurred during the preceding twelve-month period.

Operating income for the Engineered Systems segment increased $12.6 million to $72.4 million in 2024 compared with $59.8 million in 2023, an increase of 21.1%. The increase in operating income in primarily attributable to higher gross profit driven by improved sales mix, productivity, project execution, and cost savings initiatives.

Industrial Process Solutions segment

Our Industrial Process Solutions segment orders booked decreased $25.4 million, or 13.2%, to $166.3 million in 2024 compared with $191.7 million in 2023. The decrease is primarily related to two unique industrial air bookings from 2023 that were not expected to repeat. Approximately $7.9 million of orders in 2024 are attributable to acquisitions that occurred during the preceding twelve month period.

Our Industrial Process Solutions segment net sales increased $9.2 million to $173.9 million in 2024 compared with $164.7 million in 2023, an increase of 5.6%. The increase is primarily attributable to an increase of $7.6 million in our duct fabrication and installation businesses. Approximately $13.0 million of net sales in 2024 is attributable to acquisitions that have occurred during the preceding twelve-month period.

Operating income for the Industrial Process segment increased $8.0 million to $29.6 million in 2024 compared with $21.6 million in 2023. The increase in operating income in primarily attributable to higher gross profit related to increased sales and project execution.

Corporate and Other segment

Operating expense for the Corporate and Other segment increased $19.6 million to $66.5 million for 2024 compared with $46.9 million for 2023. The increase is primarily attributable to investments made to support growth inclusive of acquisition and integration expenses, and inflationary increases for wages and services.

Comparison of the years ended December 31, 2023 and 2022

See the Management Discussion and Analysis section of our Annual Report on Form 10-K for the year ended December 31, 2023 for a discussion of business segment results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Liquidity and Capital Resources

When we undertake large jobs, our working capital objective is to make these projects self-funding. We work to achieve this by obtaining initial down payments, progress billing contracts, when possible, utilizing extended payment terms from material suppliers, and paying sub-contractors after payment from our customers, which is an industry practice. Our investment in net working capital is funded by cash flow from operations and by our revolving line of credit.

At December 31, 2024, the Company had working capital of $86.3 million, compared with $78.3 million at December 31, 2023. The ratio of current assets to current liabilities was 1.35 to 1.00 at December 31, 2024 as compared with a ratio of 1.39 to 1.00 at December 31, 2023.

At December 31, 2024 and 2023, cash and cash equivalents totaled $37.8 million and $54.8 million, respectively. As of December 31, 2024 and 2023, $29.7 million and $38.5 million, respectively, of our cash and cash equivalents were held by foreign subsidiaries, as well as being denominated in foreign currencies.

Debt consisted of the following:

(table only in thousands)	December 31,			
	2024		**2023**	
Outstanding borrowings under Credit Facility				
– Term loan	$	—	$	112,424
– Revolving Credit Loan		214,200		17,300
Total outstanding borrowings under the Credit Facility		214,200		129,724
Outstanding borrowings under the joint venture term debt		7,297		8,855
Unamortized debt discount		(2,617)		(1,296)
Total outstanding borrowings		218,880		137,283
Less: current portion		(1,650)		(10,488)
Total debt, less current portion	$	217,230	$	126,795

In 2024, the Company made repayments of $112.4 million on the term loan and $1.6 million on the joint venture term debt, with net borrowings of $196.9 million on the revolving credit line.

Credit Facility

The Company's outstanding borrowings in the United States consist of a senior secured term loan and a senior secured revolver loan with sub-facilities for letters of credit, swing-line loans and multi-currency loans (collectively, the "Credit Facility").

On October 30, 2023, the Company entered into Amendment No. 4 to the Second Amended and Restated Credit Agreement. Pursuant to this amendment, the lenders provided an additional term loan in the aggregate principal amount of $75.0 million.

On October 7, 2024, the Company entered into the Third Amended and Restated Credit Agreement. This agreement provides for a senior secured revolving credit facility in an initial aggregate principal amount of up to $400.0 million.

Under the terms of the Credit Facility, the Company is required to maintain certain financial covenants, including the maintenance of a Consolidated Net Leverage Ratio not greater than 4.00 to 1.00 and a Consolidated Secured Net Leverage Ratio (as defined in the Credit Facility) not greater than 3.00 to 1.00.

As of December 31, 2024 and 2023, the Company was in compliance with all related financial and other restrictive covenants under the Credit Facility.

Joint Venture Debt

On March 7, 2022, the Company's Effox-Flextor-Mader, Inc. joint venture ("EFM JV") entered into a loan agreement secured by the assets of the EFM JV in the aggregate principal amount of $11.0 million for the acquisition of General Rubber, LLC.

Foreign Debt

In addition, the Company has a number of bank guarantee facilities and bilateral lines of credit in various foreign countries currently supported by cash, letters of credit or pledged assets and collateral under the Credit Facility. The Credit Facility allows letters of credit and bank guarantee issuances of up to $65.0 million from the bilateral lines of credit secured by pledged assets and collateral under the Credit Facility.

See Note 8 to the Consolidated Financial Statements for further information on the Company's debt facilities.

Total unused credit availability under our Credit Facility and other non-U.S. credit facilities and agreements, exclusive of any potential asset base limitations, is as follows:

	December 31,			
	2024		**2023**	
(dollars in millions)				
Credit Facility, revolving loans	$	400.0	$	140.0
Draw down		(214.2)		(17.3)
Letters of credit open		(18.9)		(13.3)
Total unused credit availability	$	166.9	$	109.4
Amount available based on borrowing limitations	$	1.0	$	99.8

Overview of Cash Flows and Liquidity

	For the year ended December 31,					
(dollars in thousands)		**2024**		**2023**		**2022**
Total operating cash flow provided by operating activities	$	24,828	$	44,647	$	29,649
Net cash used in investing activities		(105,312)		(56,486)		(48,257)
Net cash provided by financing activities		65,910		21,144		38,176
Effect of exchange rate changes on cash and cash equivalents		(2,673)		(442)		(4,978)
Net increase (decrease) in cash, cash equivalents and restricted cash	$	(17,247)	$	8,863	$	14,590

Operating Activities

In 2024, $24.8 million of cash was provided by operating activities compared with $44.6 million provided by operating activities in 2023, a decrease of $19.8 million. Cash flow from operating activities in 2024 had an unfavorable impact year-over-year primarily due to changes in net working capital.

In 2023, $44.6 million of cash was provided by operating activities compared with $29.6 million provided by operating activities in 2022, an increase of $15.0 million. Cash flow from operating activities in 2023 had a favorable impact year-over-year primarily due to changes in net working capital.

Investing Activities

In 2024, $105.3 million of cash was used in investing activities, which consisted of $87.9 million for current year acquisitions and $17.4 million for acquisition of property and equipment.

In 2023, $56.5 million of cash was used in investing activities, which consisted of $48.1 million for current year acquisitions and $8.4 million for acquisition of property and equipment.

Financing Activities

Financing activities in 2024 provided cash of $65.9 million, which consisted primarily of $82.9 million of net borrowings under the Credit Facility, used to finance current year acquisitions. This was partially offset by $5.0 million for the repurchase and retirement of our common stock, $2.2 million relating to equity compensation, inclusive of awards surrendered for tax liabilities, proceeds from employee stock purchase plan and exercise of stock options, $2.1 million in distributions to non-controlling interest, $2.1 million of deferred consideration for acquisitions, $1.9 million of financing fees, $2.8 million of earnout payments, and $0.9 million in payments on our capital leases.

Financing activities in 2023 provided cash of $21.1 million, which consisted primarily of $27.1 million of net borrowings under the Credit Facility, used to finance current year acquisitions, as well as $1.4 million of proceeds from employee stock purchase plan and exercise of stock options. This was partially offset by $2.1 million of earnout payments, $1.7 million in distributions to non-controlling interest, $1.2 million of deferred consideration for acquisitions, $0.9 million in payments on our capital leases, and $0.4 million of financing fees.

Our primary sources of liquidity are cash generated from operations and borrowing availability under the Credit Facility. We believe that cash flows from operating activities, together with our existing cash and borrowings available under our Credit Facility, will be sufficient for at least the next twelve months to fund our current anticipated uses of cash. After that, our ability to fund these expected uses of cash and to comply with the financial covenants under our debt agreements will depend on the results of future operations, performance and cash flow. Our ability to fund these expected uses from the results of future operations will be subject to prevailing economic conditions and to financial, business, regulatory, legislative and other factors, many of which are beyond our control.

Our material cash requirements included (i) debt repayments under with respect to our Credit Facility and joint venture term debt, (ii) interest expense, (iii) purchase obligations for costs associated with uncompleted sales contracts, (iv) operating and capital lease obligations and (v) contingent liabilities related to acquisitions, including earnout liabilities and retention payments.

We are party to many contractual obligations involving commitments to make payments to third parties, and such commitments require a material amount of cash. The following table summarizes the Company's material cash requirements from known contractual obligations as of December 31, 2024:

				Payments Due by Period						
(dollars in thousands)		Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Term Loan Debt, including joint venture debt	$	7,297	$	1,650	$	5,647	$	—	$	—
Revolving Credit Loan		214,200		—		—		214,200		—
Interest expense (estimated)		73,532		15,735		46,213		11,584		—
Purchase obligations (1)		173,681		173,681		—		—		—
Operating lease obligations		31,161		5,810		8,912		6,730		9,709
Capital lease obligations		5,484		943		1,944		2,022		575
Liabilities related to acquisitions (2)		5,835		60		5,775		—		—
Totals	$	511,190	$	197,879	$	68,491	$	234,536	$	10,284

(1) Primarily consists of purchase obligations for costs associated with uncompleted sales contracts.
(2) Includes notes payable and expected earnout liability.

Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with GAAP. Preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and related contingent liabilities. Critical accounting estimates or assumptions are those where the nature of the estimates or assumptions is material given the level of subjectivity and judgment necessary to account for uncertain matters, and the potential impact of the estimates and assumptions on financial condition or operating performance is material. We consider the estimates discussed below to be critical to the understanding of our financial statements. Actual results may differ from our estimates and assumptions, and any such differences could be material to our consolidated financial statements.

Revenue Recognition

A substantial portion of our revenue is derived from fixed-price contracts. We account for a contract after it has been approved by all parties to the arrangement, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

We recognize revenue as performance obligations are satisfied. A significant amount of our revenue is recognized over a period of time as we perform under the contract because control of the work in process transfers continuously to the customer. For performance obligations to deliver products with continuous transfer of control to the customer, revenue is recognized based on the extent of progress towards completion of the performance obligation. Progress is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation. For these contracts, the cost-to-cost measure best depicts the continuous transfer of goods or services to the customer.

The judgments and estimates involved include management's ability to accurately estimate the contracts' progress to completion at each financial reporting period. In addition, certain contracts are highly dependent on the work of contractors and other subcontractors participating in a project, over which we have no or limited control, and their performance on such project could have an adverse effect on the profitability of our contracts. Delays resulting from these contractors and subcontractors, changes in the scope of the project, weather, and labor availability also can have an effect on a contract's profitability. Changes to job performance, job conditions, and estimated profitability may result in revisions to contract revenue and costs and are recognized in the period in which the revisions are made.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. No provision for estimated losses on uncompleted contracts was needed at December 31, 2024, 2023 and 2022.

Inventories

The Company's inventories are valued at the lower of cost or net realizable value using the first-in, first-out inventory costing method. Inventory quantities are regularly reviewed and provisions for excess or obsolete inventory are recorded primarily based on our forecast of future demand and market conditions. Significant unanticipated changes to our forecasts could require a change in the provision for excess or obsolete inventory.

Long-lived assets

We complete an impairment assessment of the Company's indefinite life intangible assets on an annual basis, during the fourth quarter, or more often as circumstances require. As a part of the annual assessment, we first qualitatively assess whether current events or changes in circumstances lead to a determination that it is more likely than not (defined as a likelihood of more than 50 percent) that the fair value of an asset is less than its carrying amount. If there is a qualitative determination that the fair value of a particular asset is more likely than not greater than its carrying value, we do not need to proceed to the quantitative estimated fair value test for that asset. If this qualitative assessment indicates a more likely than not potential that the asset may be impaired, the estimated fair value is calculated using the relief from royalty method. If the estimated fair value of an asset is less than its carrying value, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its estimated fair value.

During 2024, 2023, and 2022, our annual impairment test indicated no impairment of our indefinite-lived tradenames. Accordingly, we recognized no impairment charges in our financial results for the years ended December 31, 2024, 2023, and 2022. For additional information on impairment testing results, see Note 6 to the Consolidated Financial Statements.

Additionally, we review the remaining useful lives of assets to determine whether events and circumstances warrant a revision to the remaining period of depreciation or amortization. If the estimate of a long-lived asset's remaining useful life is changed, the remaining carrying amount of the asset is depreciated/amortized prospectively over that revised remaining useful life.

Goodwill

We complete an impairment assessment of the Company's indefinite life intangible assets on an annual basis, during the fourth quarter, or more often as circumstances require. As a part of the annual assessment, we first qualitatively assess whether current events or changes in circumstances lead to a determination that it is more likely than not (defined as a likelihood of more than 50 percent) that the fair value of an asset is less than its carrying amount. If there is a qualitative determination that the fair value of a particular asset is more likely than not greater than its carrying value, we do not need to proceed to the quantitative estimated fair value test for that asset. If this qualitative assessment indicates a more likely than not potential that the asset may be impaired, the estimated fair value is calculated using a weighting of the income method and the market method. If the estimated fair value of a reporting unit is less than its carrying value, an impairment charge is recorded.

During 2024, 2023, and 2022, our annual impairment test indicated no impairment of goodwill. Accordingly, we recognized no impairment charges in our financial results for the years ended December 31, 2024, 2023, and 2022. For additional information on impairment testing results, see Note 6 to the Consolidated Financial Statements.

Income Taxes

Income taxes are determined using the asset and liability method of accounting for income taxes in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". Income tax expense includes federal, state and foreign income taxes.

Deferred income taxes are provided using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases and are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Tax credits and other incentives reduce income tax expense in the year the credits are claimed.

Management must assess the need to accrue or disclose uncertain tax positions for proposed potential adjustments from various federal, state and foreign tax authorities who regularly audit the Company in the normal course of business. In making these assessments, management must often analyze complex tax laws of multiple jurisdictions, including many foreign jurisdictions. The accounting guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We record the related interest expense and penalties, if any, as tax expense in the tax provision.

Management must assess the realizability of the Company's deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carry forward periods), projected future taxable income, and tax-planning strategies in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company has made an accounting policy election to record the U.S. income tax effect of future global intangible low-taxed income ("GILTI") inclusions in the period in which they arise, rather than establishing deferred taxes with respect to the expected future tax liabilities associated with future GILTI inclusion.

Certain of the Company's undistributed earnings of its foreign subsidiaries are not permanently reinvested. A liability has been recorded for the deferred taxes on such undistributed foreign earnings. The amount is attributable primarily to the foreign withholding taxes that would become payable should the Company repatriate cash held in its foreign operations.

Other significant accounting policies

Other significant accounting policies, not involving the same level of uncertainties as those discussed above, are nevertheless important to an understanding of our financial statements. See Note 1 to the Consolidated Financial Statements, Summary of Significant Accounting Policies, which discusses accounting policies that must be selected by us when there are acceptable alternatives.

New Accounting Pronouncements

For information regarding recent accounting pronouncements, see Note 1 to the Consolidated Financial Statements included in this annual report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks, primarily changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. For the Company, these exposures are primarily related to changes in interest rates. The amount of interest expense may increase because a substantial portion of our borrowings is at variable rates of interest, which, if interest rates increase, could result in higher interest expense. We do not currently hold any derivatives or other financial instruments purely for trading or speculative purposes.

The carrying value of the Company's total long-term debt and current maturities of long-term debt at December 31, 2024 was $221.5 million. Market risk was estimated as the potential decrease (increase) in future earnings and cash flows resulting from a hypothetical 10% increase (decrease) in the Company's estimated weighted average borrowing rate at December 31, 2024. Most of the interest on the Company's debt is indexed to SOFR market rates. The estimated annual impact of a hypothetical 10% change in the estimated weighted average borrowing rate at December 31, 2024 is $1.6 million.

The Company has wholly-owned subsidiaries in several countries, including in the Netherlands, Canada, the People's Republic of China, United Kingdom, Singapore, India, United Arab Emirates, Germany and South Korea. In the past, we have not hedged our foreign currency exposure. Future changes in exchange rates may positively or negatively impact our revenues, operating expenses and earnings. Transaction (losses) gains included in "Other (expense) income, net" line of the Consolidated Statements of Income were $(4.3) million, $1.2 million, and $6.3 million in 2024, 2023, and 2022, respectively.

Item 8. Financial Statements and Supplementary Data

The Consolidated Financial Statements of CECO Environmental Corp. and subsidiaries for the years ended December 31, 2024, 2023 and 2022 and other data are included in this report following the signature page of this report and incorporated into this Item 8 by reference:

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) are controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and made known to our management, including our Chief Executive Officer and Chief Financial and Strategy Officer, as appropriate, to allow timely decisions regarding required disclosure.

In connection with the preparation of this Annual Report on Form 10-K, our management, with the participation of our Chief Executive Officer and Chief Financial and Strategy Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial and Strategy Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2024.

The management of the Company does not expect that its disclosure controls and procedures will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur due to simple errors or mistakes. The design of any system of controls is based in part upon certain assumptions regarding the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for the preparation and accuracy of the financial statements and other information included in this report. Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial and Strategy Officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework (2013) (the "Framework") issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that, as of December 31, 2024, its internal control over financial reporting was effective based on the Framework.

There are inherent limitations on the effectiveness of any system of internal controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective internal controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our independent registered public accounting firm has issued their attestation report on our internal control over financial reporting. The report is included below under the heading "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the fiscal quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
CECO Environmental Corp.
Dallas, Texas

Opinion on Internal Control over Financial Reporting

We have audited CECO Environmental Corp.'s (the "Company's") internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity, accumulated other comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 25, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.

Cincinnati, Ohio
February 25, 2025

Item 9B. Other Information

Rule 10b5-1 Trading Plans
(b)
During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement," or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information called for by this Item 10 of Part III of Form 10-K is incorporated by reference to the information set forth in our definitive proxy statement relating to our 2025 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act within 120 days from December 31, 2024 (the "Proxy Statement"). Reference is also made to the information appearing in Item 1 of Part I of this Annual Report on Form 10-K under the caption "Business— Executive Officers of CECO."

Item 11. Executive Compensation

The information called for by this Item 11 of Part III of Form 10-K is incorporated by reference to the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by this Item 12 of Part III of Form 10-K is incorporated by reference to the Proxy Statement.

Securities Authorized for Issuance Under Equity Compensation Plans

EQUITY COMPENSATION PLAN INFORMATION

December 31, 2024	(a)	(b)	(c)
Plan Category	**Number of securities to be issued upon exercise of outstanding options and rights**	**Weighted-average exercise price of outstanding options and rights, compensation plans**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by security holders			
2007 Equity Incentive Plan [1]	600	$ 9.44	—
2017 Equity and Incentive Plan [2]	26,051	$ —	—
2021 Equity and Incentive Plan [3]	1,194,553	$ 21.32	1,289,019
2020 Employee Stock Purchase Plan [4]	—	$ —	1,148,772
Equity compensation plans not approved by security holders [5]	1,215,106	$ 11.06	—
Total	2,436,310		2,437,791

(1) The 2007 Equity Incentive Plan ("2007 Plan") was replaced with the 2017 Equity and Incentive Plan ("2017 Plan") and no further grants will be made under the 2007 Plan. The 2007 Plan remains in effect solely for the continued administration of the awards currently outstanding under the 2007 Plan.
(2) The 2017 Equity and Incentive Plan was replaced with the 2021 Equity and Incentive Plan and no further grants will be made under the 2017 Plan. The 2017 Plan remains in effect solely for the continued administration of the awards currently outstanding under the 2017 Plan.
(3) The 2021 Equity and Incentive Plan was approved by our stockholders on May 25, 2021. We have reserved 2.6 million shares of our common stock for issuance under our 2021 Equity Incentive Plan.
(4) The Employee Stock Purchase Plan was approved by our stockholders on June 11, 2020.
(5) On July 6, 2020, in connection with Mr. Gleason's appointment as the Company's Chief Executive Officer, the Company granted Mr. Gleason 0.1 million restricted stock units, 0.3 million in nonqualified stock options granted at market value, and approximately 0.9 million in premium-priced nonqualified stock options with an exercise price equal to two times market value. Mr. Gleason's restricted stock units and option grants were approved by the Board of Directors of the Company. See Note 9 to the Consolidated Financial Statements for additional information on Mr. Gleason's inducement grants.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information called for by this Item 13 of Part III of Form 10-K is incorporated by reference to the Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information called for by this Item 14 of Part III of Form 10-K is incorporated by reference to the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1. Financial statements are set forth in this report following the signature page of this report.

2. Financial statement schedules are omitted because they are not applicable or because the required information is shown in the financial statements or in the notes thereto.

3. Exhibit Index. The exhibits listed below, as part of Form 10-K, are numbered in conformity with the numbering used in Item 601 of Regulation S-K and relate to SEC File No. 0-07099, unless otherwise indicated.

Exhibit Number

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001)
3.2	Certificate of Amendment to the Certificate of Incorporation of CECO Environmental Corp. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on May 22, 2024)
3.3	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on March 9, 2023)
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019)
^10.1	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 16, 2016)
^10.2	Nonqualified Stock Option Inducement Award Agreement, by and between CECO Environmental Corp. and Todd Gleason, dated as of July 6, 2020 (incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-8 (Commission File No. 333-239707) filed on July 6, 2020)
^10.3	Nonqualified Premium Stock Option Inducement Award Agreement, by and between CECO Environmental Corp. and Todd Gleason, dated as of July 6, 2020 (incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-8 (Commission File No. 333-239707) filed on July 6, 2020)
^10.4	Restricted Stock Units Inducement Award Agreement, by and between CECO Environmental Corp. and Todd Gleason, dated as of July 6, 2020 (incorporated by reference to Exhibit 4.5 to the Registrant's Registration Statement on Form S-8 (Commission File No. 333-239707) filed on July 6, 2020)
^10.5	Second Amended and Restated CECO Environmental Corp. 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on September 3, 2015)
^10.6	Form of Incentive Stock Option Agreement under the Second Amended and Restated CECO Environmental Corp. 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010)
^10.7	Form of Non-Statutory Stock Option Agreement under the Second Amended and Restated CECO Environmental Corp. 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010)
^10.8	CECO Environmental Corp. 2017 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Registration No. 333-218030) filed on May 16, 2017)
^10.9	Form of Incentive Stock Option Agreement under the CECO Environmental Corp. 2017 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 9, 2017)

^10.10	Form of Nonqualified Stock Option Agreement under the CECO Environmental Corp. 2017 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 9, 2017)
^10.11	Form of Restricted Stock Units Agreement for Directors under the CECO Environmental Corp. 2017 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 9, 2017)
^10.12	Form of Restricted Stock Units Agreement for Employees under the CECO Environmental Corp. 2017 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 9, 2017)
^10.13	CECO Environmental Corp. 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 16, 2020)
^10.14	CECO Environmental Corp. 2021 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 27, 2021)
^10.15	Form of Restricted Stock Units Agreement for Directors under the CECO Environmental Corp. 2021 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021)
^10.16	Form of Restricted Stock Units Agreement for Employees under the CECO Environmental Corp. 2021 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021)
^10.17	CECO Environmental Corp. Executive Change in Control Severance Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 8, 2021)
†10.18	Third Amended and Restated Credit Agreement, dated as of October 7, 2024, among the Company and certain of its subsidiaries, the Lenders party thereto, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 11, 2024)
^10.19	Form of Restricted Stock Units Agreement for Employees under the CECO Environmental Corp. 2021 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022)
^10.20	Form of Restricted Stock Units Agreement for Directors under the CECO Environmental Corp. 2021 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022)
^10.21	Equity Award Agreement between the Company and Peter Johansson, dated September 29, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 5, 2023)
^10.22	Equity Award Agreement between the Company and Joycelynn Watkins-Asiyanbi, dated September 29, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on October 5, 2023)
^10.23	Letter Agreement with Todd Gleason, dated July 5, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 11, 2023)
^10.24	Equity Award Agreement between the Company and Todd Gleason, dated July 5, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 11, 2023)
^10.25	CECO Environmental Corp. Executive Change in Control and Severance Plan, as amended and restated July 6, 2023 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on July 11, 2023)
†^10.26	Form of Restricted Stock Units Agreement for Employees under the CECO Environmental Corp. 2021 Equity and Incentive Compensation Plan, revised March 2024 (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023)

^10.27	Form of Performance-Based Restricted Stock Units Agreement for Employees under the CECO Environmental Corp. 2021 Equity and Incentive Compensation Plan, revised March 2024 (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023)
^10.28	Form of Nonqualified Stock Option Agreement for Employees under the CECO Environmental Corp. 2021 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023)
*19.1	CECO Environmental Corp. Insider Trading Policy
*21.1	Subsidiaries of the Company
*23.1	Consent of BDO USA, P.C.
*31.1	Rule 13(a)/15d-14(a) Certification by Chief Executive Officer
*31.2	Rule 13(a)/15d-14(a) Certification by Chief Financial Officer
*32.1	Certification of Chief Executive Officer (18 U.S. Section 1350)
*32.2	Certification of Chief Financial Officer (18 U.S. Section 1350)
97.1	CECO Environmental Corp. Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023)
*101.INS	Inline XBRL Instance Document
*101.SCH	Inline XBRL Taxonomy Extension Schema Document with Embedded Linkbase Documents
*104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed or furnished herewith
^ Management contracts or compensation plans or arrangement
† Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish on a supplemental basis a copy of any omitted schedule or exhibit upon request by the Securities and Exchange Commission.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CECO ENVIRONMENTAL CORP.

By: _____ /S/ PETER JOHANSSON _____
Peter Johansson
Chief Financial and Strategy Officer
February 25, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Principal Executive Officer:

/S/ TODD GLEASON	February 25, 2025
Todd Gleason	
Chief Executive Officer and Director	

Principal Financial Officer:

/S/ PETER JOHANSSON	February 25, 2025
Peter Johansson	
Chief Financial and Strategy Officer	

Principal Accounting Officer:

/S/ KIRIL KOVACHEV	February 25, 2025
Kiril Kovachev	
Chief Accounting Officer	

Directors:

/S/ JASON DEZWIREK	February 25, 2025
Jason DeZwirek	
Chairman of the Board and Director	
/S/ ROBERT E. KNOWLING JR.	February 25, 2025
Robert E. Knowling Jr.	
Director	
/S/ CLAUDIO A. MANNARINO	February 25, 2025
Claudio A. Mannarino	
Director	
/S/ MUNISH NANDA	February 25, 2025
Munish Nanda	
Director	
/S/ VALERIE GENTILE SACHS	February 25, 2025
Valerie Gentile Sachs	
Director	
/S/ LAURIE A. SIEGEL	February 25, 2025
Laurie A. Siegel	
Director	
/S/ RICHARD F. WALLMAN	February 25, 2025
Richard F. Wallman	
Director	

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
CECO Environmental Corp.
Dallas, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CECO Environmental Corp. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity, accumulated other comprehensive loss and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated February 25, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Over Time Revenue Recognition Using the Cost-to-Cost Measure

As described in Notes 1 and 15 to the Company's consolidated financial statements, the Company derives a significant portion of its revenues from fixed-price contracts within the Engineered Systems and Industrial Process Solutions segments. The revenue for such contracts is recognized over a period of time based on the extent of progress towards completion of the performance obligation, which is measured based on the ratio of costs incurred to date to total estimated costs to complete the performance obligation. Changes in these estimates can have a material impact on the amount of revenue recognized each period.

We identified the accuracy of revenue recognized over time for open contracts as a critical audit matter. The determination of estimated cost and progress to completion requires management to make significant estimates and assumptions, which includes an analysis of total estimated labor, material and subcontract costs, historical experience, current performance to date and the conditions to complete each contract. This analysis requires significant management judgment, which affects the amount of revenue recognized by the Company. Auditing these complex judgments and assumptions involves especially challenging auditor judgment due to the nature and extent of audit evidence available and effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

- Testing the design and operating effectiveness of internal controls for the Industrial Process Solutions segment related to the determination of estimated costs to complete a project, including the monthly review of open over time projects and review of estimated cost calculations to complete open projects. These controls include the review of the reasonableness of the assumptions used and the appropriateness of methodologies used to determine costs to complete.

- Testing the completeness, existence, and accuracy of estimated costs and progress to completion calculations for a sample of open contracts by validating the underlying project data and assumptions used as inputs through the inspection of relevant source documents including contracts, project plans or budgets and activity reports, invoices of costs incurred to date, results of recent similar historical projects, other third-party subcontractor support, inquiry of project managers, and confirmations.

- Evaluating management's ability to estimate costs and progress to completion by performing a retrospective review on a sample basis of estimated project costs to actual project costs for completed contracts and investigating variances outside of predetermined thresholds through the inspection of relevant source documents.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2008.

Cincinnati, Ohio

February 25, 2025

CECO ENVIRONMENTAL CORP.
CONSOLIDATED BALANCE SHEETS

	December 31,	
(dollars in thousands, except share data)	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 37,832	$ 54,779
Restricted cash	369	669
Accounts receivable, net of allowances of $8,863 and $6,460	159,572	112,733
Costs and estimated earnings in excess of billings on uncompleted contracts	69,889	66,574
Inventories, net	42,624	34,089
Prepaid expenses and other current assets	16,859	11,769
Prepaid income taxes	3,826	824
Total current assets	330,971	281,437
Property, plant and equipment, net	33,810	26,237
Right-of-use assets from operating leases	25,102	16,256
Goodwill	269,747	211,326
Intangible assets – finite life, net	74,050	50,461
Intangible assets – indefinite life	9,466	9,570
Deferred income tax assets	966	304
Deferred charges and other assets	15,587	4,700
Total assets	$ 759,699	$ 600,291
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt	$ 1,650	$ 10,488
Accounts payable	109,671	87,691
Accrued expenses	47,528	44,301
Billings in excess of costs and estimated earnings on uncompleted contracts	81,501	56,899
Notes payable	1,700	2,500
Income taxes payable	2,612	1,227
Total current liabilities	244,662	203,106
Other liabilities	14,362	12,644
Debt, less current portion	217,230	126,795
Deferred income tax liabilities	11,322	8,838
Operating lease liabilities	20,230	11,417
Total liabilities	507,806	362,800
Commitments and contingencies (See Note 12)		
Shareholders' equity:		
Preferred stock, $.01 par value; 10,000 shares authorized, none issued	—	—
Common stock, $.01 par value; 100,000,000 shares authorized, 34,978,009 and 34,835,293 shares issued and outstanding at December 31, 2024 and 2023, respectively	349	348
Capital in excess of par value	255,211	254,956
Retained earnings (accumulated loss)	6,570	(6,387)
Accumulated other comprehensive loss	(14,441)	(16,274)
Total CECO shareholders' equity	247,689	232,643
Noncontrolling interest	4,204	4,848
Total shareholders' equity	251,893	237,491
Total liabilities and shareholders' equity	$ 759,699	$ 600,291

The notes to consolidated financial statements are an integral part of the above statements.

CECO ENVIRONMENTAL CORP.
CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except share and per share data)	Year Ended December 31,					
		2024		2023		2022
Net sales	$	557,933	$	544,845	$	422,627
Cost of sales		361,786		373,829		294,402
Gross profit		196,147		171,016		128,225
Selling and administrative expenses		146,698		122,944		93,473
Amortization and earnout expenses		9,064		8,180		6,809
Acquisition and integration expenses		4,213		2,508		4,546
Executive transition expenses		—		1,465		1,161
Restructuring expenses		544		1,350		75
Asbestos litigation expenses		225		—		—
Income from operations		35,403		34,569		22,161
Other (expense) income, net		(4,692)		372		6,947
Interest expense		(13,020)		(13,416)		(5,419)
Income before income taxes		17,691		21,525		23,689
Income tax expense		3,270		7,024		5,426
Net income		14,421		14,501		18,263
Noncontrolling interest		(1,464)		(1,590)		(846)
Net income attributable to CECO Environmental Corp.	$	12,957	$	12,911	$	17,417
Income per share:						
Basic	$	0.37	$	0.37	$	0.50
Diluted	$	0.36	$	0.37	$	0.50
Weighted average number of common shares outstanding:						
Basic		34,927,313		34,665,473		34,672,007
Diluted		36,381,910		35,334,090		35,005,159

The notes to consolidated financial statements are an integral part of the above statements.

CECO ENVIRONMENTAL CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands)	Year Ended December 31,					
	2024		2023		2022	
Net income	$	14,421	$	14,501	$	18,263
Other comprehensive income, net of tax:						
Translation (loss) gain		(860)		497		(5,635)
Minimum pension liability adjustment		2,693		1,225		(291)
Comprehensive income	$	16,254	$	16,223	$	12,337

The notes to consolidated financial statements are an integral part of the above statements.

CECO ENVIRONMENTAL CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)	Common Stock Shares	Amount	Capital in excess of par value	Retained Earnings (Accumulated Loss)	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Shareholders' Equity
Balance January 1, 2022	35,028	$ 350	$ 252,989	$ (36,715)	$ (12,070)	$ 1,403	$ 205,957
Net income for the year ended December 31, 2022	-	-	-	17,417	-	846	18,263
Exercise of stock options	43	-	377	-	-	-	377
Restricted stock units issued	286	3	(443)	-	-	-	(440)
Share-based compensation earned	57	1	4,261	-	-	-	4,262
Common stock repurchase and retirement (See Note 9)	(1,032)	(10)	(7,010)	-	-	-	(7,020)
Adjustment for minimum pension liability, net of tax of $97	-	-	-	-	(291)	-	(291)
Translation loss	-	-	-	-	(5,635)	-	(5,635)
Noncontrolling interest distribution	-	-	-	-	-	(1,425)	(1,425)
Fair value of noncontrolling interest equity issued (See Note 14)	-	-	-	-	-	4,100	4,100
Balance December 31, 2022	34,382	$ 344	$ 250,174	$ (19,298)	$ (17,996)	$ 4,924	$ 218,148
Net income for the year ended December 31, 2023	—	—	—	12,911	-	1,590	14,501
Exercise of stock options	101	1	1,209	-	-	-	1,210
Restricted stock units issued	328	3	(1,189)	-	-	-	(1,186)
Share-based compensation earned	24	—	4,762	-	-	-	4,762
Adjustment for minimum pension liability, net of tax of $619	-	-	-	-	1,225	-	1,225
Translation gain	-	-	-	-	497	-	497
Noncontrolling interest distribution	-	-	-	-	-	(1,666)	(1,666)
Balance December 31, 2023	34,835	$ 348	$ 254,956	$ (6,387)	$ (16,274)	$ 4,848	$ 237,491
Net income for the year ended December 31, 2024	-	-	-	12,957	-	1,464	14,421
Exercise of stock options	28	-	367	-	-	-	367
Restricted stock units issued	314	3	(3,018)	-	-	-	(3,015)
Share based compensation earned	31	—	7,908	-	-	-	7,908
Common stock repurchase and retirement	(230)	(2)	(5,002)	-	-	-	(5,004)
Adjustment for minimum pension liability, net of tax of $782	-	-	-	-	2,693	-	2,693
Translation loss	-	-	-	-	(860)	-	(860)
Noncontrolling interest distributions	-	-	-	-	-	(2,108)	(2,108)
Balance December 31, 2024	34,978	$ 349	$ 255,211	$ 6,570	$ (14,441)	$ 4,204	$ 251,893

The notes to consolidated financial statements are an integral part of the above statements.

CECO ENVIRONMENTAL CORP.
ACCUMULATED OTHER COMPREHENSIVE LOSS

(dollars in thousands)	Translation loss		Minimum pension liability adjustment, net		Accumulated other comprehensive loss	
Balance January 1, 2022	$	(6,358)	$	(5,712)	$	(12,070)
2022 activity		(5,635)		(291)		(5,926)
Balance December 31, 2022		(11,993)		(6,003)		(17,996)
2023 activity		497		1,225		1,722
Balance December 31, 2023		(11,496)		(4,778)		(16,274)
2024 activity		(860)		2,693		1,833
Balance December 31, 2024	$	(12,356)	$	(2,085)	$	(14,441)

The notes to consolidated financial statements are an integral part of the above statements.

CECO ENVIRONMENTAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)	Year Ended December 31, 2024	2023	2022
Cash flows from operating activities:			
Net income	$ 14,421	$ 14,501	$ 18,263
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	14,523	12,507	10,614
Unrealized foreign currency loss (gain)	2,664	(1,041)	(1,284)
Fair value adjustments to earnout liabilities	134	296	(229)
Earnout payments	—	—	(1,007)
Loss on sale of property and equipment	191	110	10
Amortization of debt discount	498	427	371
Share-based compensation expense	7,514	4,533	3,895
Bad debt expense	295	1,593	1,340
Inventory reserve expense	1,056	1,099	140
Deferred income tax benefit	(3,606)	(118)	(39)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(52,355)	(26,851)	(6,751)
Cost and estimated earnings of billings on uncompleted contracts	(4,149)	5,040	(16,851)
Inventories	(9,814)	(6,896)	(6,023)
Prepaid expenses and other current assets	(8,347)	1,196	37
Deferred charges and other assets	(12,736)	(1,420)	2,478
Accounts payable	36,181	13,852	19,843
Accrued expenses	7,119	8,340	2,693
Billings in excess of costs and estimated earnings on uncompleted contracts	24,923	21,575	4,405
Income taxes payable	1,425	(1,976)	1,424
Other liabilities	4,891	(2,120)	(3,680)
Net cash provided by operating activities	24,828	44,647	29,649
Cash flows from investing activities:			
Acquisitions of property and equipment	(17,368)	(8,384)	(3,376)
Net proceeds from sale of assets	4	—	19
Cash paid for acquisitions, net of cash acquired	(87,948)	(48,102)	(44,900)
Net cash used in investing activities	(105,312)	(56,486)	(48,257)
Cash flows from financing activities:			
Borrowings on revolving credit lines	309,300	106,600	75,200
Repayments on revolving credit lines	(112,400)	(150,600)	(35,900)
Borrowings of long-term debt	—	75,000	11,000
Repayments of long-term debt	(113,982)	(4,985)	(3,120)
Repayments of notes payable	—	—	(500)
Deferred financing fees paid	(1,924)	(363)	(130)
Deferred consideration paid for acquisitions	(2,050)	(1,247)	—
Payments on capital leases and sale-leaseback financing liability	(925)	(907)	(600)
Earnout payments	(2,831)	(2,123)	—
Equity awards surrendered by employees for tax liability, net of proceeds from employee stock purchase plan and exercise of stock options	(2,169)	1,435	671
Distributions to non-controlling interest	(2,109)	(1,666)	(1,425)
Common stock repurchases	(5,000)	—	(7,020)
Net cash provided by financing activities	65,910	21,144	38,176
Effect of exchange rate changes on cash and cash equivalents	(2,673)	(442)	(4,978)
Net (decrease) increase in cash, cash equivalents and restricted cash	(17,247)	8,863	14,590
Cash, cash equivalents and restricted cash at beginning of year	55,448	46,585	31,995
Cash, cash equivalents and restricted cash at end of year	$ 38,201	$ 55,448	$ 46,585
Cash paid during the period for:			
Interest	$ 13,335	$ 12,098	$ 5,007
Income taxes	$ 9,550	$ 9,916	$ 5,378

The notes to consolidated financial statements are an integral part of the above statements.

CECO ENVIRONMENTAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2024, 2023 and 2022

1.   Nature of Business and Summary of Significant Accounting Policies

Nature of business— CECO Environmental Corp. and its consolidated subsidiaries ("CECO," the "Company," "we," "us," or "our") is a leading environmentally focused, diversified industrial company, serving the broad landscape of industrial air, industrial water and energy transition markets globally providing innovative technology and application expertise. CECO helps companies grow their business with safe, clean, and more efficient solutions that help protect people, the environment and industrial equipment. CECO solutions improve air and water quality, optimize emissions management, and increase the energy and process efficiency for highly engineered applications in power generation, midstream and downstream hydrocarbon processing and transport, chemical processing, electric vehicle production, polysilicon fabrication, semiconductor and electronics production, battery production and recycling, specialty metals, aluminum and steel production, beverage can manufacturing, and industrial and produced water and wastewater treatment, and a wide range of other industrial end markets.

Principles of consolidation—The consolidated financial statements include the Company and its controlled subsidiaries. All intercompany balances and transactions have been eliminated.

Unless indicated, all balances within tables are in thousands with the exception of per share amounts.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the financial statements relate to and include, but are not limited to, the estimates of contracts' progress to completion used in the recognition of revenue over time, inventory valuation, the estimated useful lives of fixed assets and intangible assets, fair values of long-lived assets and goodwill, and deferred tax assets.

Cash equivalents—The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2024 and 2023, Restricted Cash is cash in support of letters of credit issued by various foreign subsidiaries of the Company. The Company occasionally enters into letters of credit with durations in excess of one year.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Statements of Cash Flows.

| | December 31, | | | |
	2024		2023	
Cash and cash equivalents	$	37,832	$	54,779
Restricted cash		369		669
Total cash, cash equivalents and restricted cash	$	38,201	$	55,448

Accounts receivable—Receivables are generally uncollateralized customer obligations due under normal terms requiring payment generally within 30 days from the invoice date unless otherwise determined by specific contract terms, generally due to retainage provisions. The Company's estimate of the allowance for credit losses for trade receivables is primarily determined based upon the length of time that the receivables are past due and management estimates of probable losses based upon an analysis of prior collection experience, specific account risks and economic conditions. Accounts are deemed uncollectible based on past account experience and the current financial condition of the account.

Inventories—The Company's inventory is valued at the lower of cost or net realizable value, using the first-in, first-out inventory costing method. Inventory quantities are regularly reviewed and provisions for excess or obsolete inventory are recorded based on the Company's forecast of future demand and market conditions. Significant unanticipated changes to the Company's forecasts could require a change in the provision for excess or obsolete inventory.

Property, plant and equipment—Property, plant and equipment are carried at the cost of acquisition or construction and depreciated over the estimated useful lives of the assets. Depreciation and amortization are provided using the straight-line method in amounts sufficient to amortize the cost of the assets over their estimated useful lives (buildings and improvements—generally five to 40 years;

machinery and equipment—generally two to 15 years). Upon sale or disposal of property, plant and equipment, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts, and the net amount, less any proceeds from sale, is recorded in income.

Intangible assets— Indefinite life intangible assets are comprised of tradenames, while finite life intangible assets are comprised of technology, customer lists, and tradenames. Finite life intangible assets are amortized on a straight line or accelerated basis over their estimated useful lives of seven to 10 years for technology, five to 20 years for customer lists, and 10 years for tradenames.

Long-lived assets—Property, plant and equipment and finite life intangible assets are reviewed whenever events or changes in circumstances occur that indicate possible impairment. If events or changes in circumstances occur that indicate possible impairment, the impairment review is based on an undiscounted cash flow analysis at the lowest level at which cash flows of the long-lived assets are largely independent of other groups of assets and liabilities. This analysis requires management judgment with respect to changes in technology, the continued success of product lines, and future volume, revenue and expense growth rates. The Company conducts annual reviews for idle and underutilized equipment, and review business plans for possible impairment. Impairment occurs when the carrying value of the assets exceeds the future undiscounted cash flows expected to be earned by the use of the asset or asset group. When impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset or asset group and an impairment charge is recorded for the difference between the carrying value and the estimated fair value.

Additionally, the Company evaluates the remaining useful life each reporting period to determine whether events and circumstances warrant a revision to the remaining period of depreciation or amortization. If the estimate of a long-lived asset's remaining useful life is changed, the remaining carrying amount of the asset is amortized prospectively over that revised remaining useful life.

The Company completes an impairment assessment annually in the fourth quarter, or more often as circumstances require, of its indefinite life intangible assets. As a part of its annual assessment, typically, the Company first qualitatively assesses whether current events or changes in circumstances lead to a determination that it is more likely than not, as defined as a likelihood of more than 50 percent, that the fair value of an asset is less than its carrying amount. If there is a qualitative determination that the fair value of a particular asset is more likely than not greater than its carrying value, the Company does not need to proceed to the quantitative estimated fair value test for that asset. If this qualitative assessment indicates a more likely than not potential that the asset may be impaired, the estimated fair value is determined by the relief from royalty method. If the estimated fair value of an asset is less than its carrying value, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its estimated fair value.

Goodwill—The Company completes an impairment assessment annually in the fourth quarter or more often as circumstances require, of its goodwill on a reporting unit level, at or below the operating segment level. As a part of its annual assessment, the Company first qualitatively assesses whether current events or changes in circumstances lead to a determination that it is more likely than not, defined as a likelihood of more than 50 percent, that the fair value of a reporting unit is less than its carrying amount. If there is a qualitative determination that the fair value of a particular reporting unit is more likely than not greater than its carrying value, the Company does not need to quantitatively test for goodwill impairment for that reporting unit. If this qualitative assessment indicates a more likely than not potential that the asset may be impaired, the estimated fair value is determined using a weighting of the income method and the market method. If the estimated fair value of a reporting unit is less than its carrying value, an impairment charge is recorded.

Business Combinations—The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based upon their estimated fair values as of the acquisition date. The Company determines the fair value of intangible assets using the income method, which is based upon a discounted future cash flow. The discounted future cash flow utilizes unobservable inputs, or Level 3 assumptions. Specifically, the discounted future cash flow uses the significant assumptions of projected revenue, projected operational profit, terminal growth rates, and the cost of capital. Projected revenue and operational profit, and terminal growth rates have been determined to be significant assumptions because they are three primary drivers of the projected cash flows in the discounted future cash flow approach. Cost of capital has also been determined to be a significant assumption as it is the discount rate used to calculate the current fair value of those projected cash flows. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill based on the expected benefits from the business combination. Allocation of purchase consideration to identifiable assets and liabilities affects the amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite-lived intangible assets, including goodwill, are not amortized. During the measurement period, which is not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Subsequent to the measurement period, any necessary adjustments are recorded to earnings. Acquisition-related expenses are recognized separately from business combinations, and expensed as incurred.

Deferred financing costs—Deferred financing costs are amortized to interest expense over the life of the related loan. In fiscal 2021, the Company entered into Amendment No.2 to the Second Amended and Restated Credit Agreement. The Credit Facility amended the Company's existing Amendment No. 1 to Second Amended and Restated Agreement. In connection with the Credit Facility, the Company incurred $0.8 million in customary closing fees in 2021 that were capitalized and classified as a debt discount (see Note 8 for further details on the Credit Facility). In fiscal 2023, the Company entered into Amendment No.4 to the to the Second Amended and Restated Credit Agreement. In connection with this amendment, the Company incurred $0.4 million in customary closing fees in the fourth quarter of 2023 that were capitalized and classified as a debt discount (see Note 8). In fiscal 2024, the Company entered into the Third Amended and Restated Credit Agreement. In connection with this agreement, the Company incurred $1.8 million in customary closing fees that were capitalized and classified as a debt discount (see Note 8). In addition, $0.1 million of loss on extinguishments of debt was recorded within Interest expense on the Consolidated Statement of Income related to the previously capitalized amounts relating to the portion of the Third Amended and Restated Credit Agreement that was concluded to be debt extinguishment. Amortization expense was $0.5 million, $0.4 million and $0.4 million for 2024, 2023 and 2022, respectively. As of December 31, 2024, and 2023, remaining capitalized deferred financing costs of $2.7 million and $1.3 million, respectively, are included as a discount to debt in the accompanying Consolidated Balance Sheets.

Revenue recognition—A significant portion of the Company's revenue is derived from fixed-price contracts. The Company accounts for a contract after it has been approved by all parties to the arrangement, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

For each contract, the Company assesses the goods and services promised to a customer and identifies a performance obligation for each distinct promised good or service. The typical life of contracts is generally less than 12 months and each contract generally contains only one performance obligation, to provide goods or services to the customer. The Company determines the transaction price for each contract based on the consideration the Company expects to receive for the products or services being provided under the contract.

The Company recognizes revenue as performance obligations are satisfied and the customer obtains control of the products and services. A significant amount of the Company's revenue is recognized over a period of time as the Company performs under the contract because control of the work in process transfers continuously to the customer. For performance obligations to deliver products with continuous transfer of control to the customer, revenue is recognized based on the extent of progress towards completion of the performance obligation. Progress is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation. For these contracts, the cost-to-cost measure best depicts the continuous transfer of goods or services to the customer. Annual revenue recognized over a period of time is approximately 75% of total revenue for the years ended December 31, 2024, 2023, and 2022.

For contracts where the duration is short, total contract revenue is insignificant, or control does not continuously transfer to the customer, revenues are recognized at the point in time control passes to the customer, which occurs generally upon shipment of product. Annual revenue recognized at a point in time is approximately 25% of total revenue for the years ended December 31, 2024, 2023, and 2022.

Progress payments are generally made over the duration of the contract. Shipping and handling activities after control of the products has transferred to the customer are considered fulfillment activities. Sales taxes are recorded on a net basis.

Contract Assets and Contract Liabilities — Contract assets consist of costs and earnings in excess of billings, costs incurred for contracts recognized at a point in time, and retainage. Costs and earnings in excess of billings represent the estimated value of unbilled work for contracts with performance obligations recognized over time and are separately classified as current assets in the Consolidated Balance Sheets. Costs incurred for contracts recognized at a point in time are classified within inventories as work-in-process. Retainage represents a portion of the contract billings that have been billed, but for which the contract allows the customer to retain a portion of the billed amount until final settlement. Retainage is not considered to be a significant financing component because the intent is to protect the customer. Retainage is classified within accounts receivable and deferred charges and other assets depending on when it is due. Almost all of the Company's contract assets are classified as current assets in the Consolidated Balance Sheets.

Billings in excess of costs and estimated earnings on uncompleted contracts are current liabilities, which relate to fixed-price contracts recognized over time, and represents payments in advance of performing the related contract work. Billings in excess of costs and estimated earnings on uncompleted contracts is not considered to be a significant financing component because it is generally used to meet working capital demands that can be higher in the early stages of a contract. Contract liabilities, classified in Accrued expenses in the Consolidated Balance Sheets, include advance payments received from customers for which revenue has not been recognized for contracts where revenue is recognized at a point in time. Contract liabilities are reduced when the associated revenue from the contract is recognized, which is generally within one year.

As of the beginning of the prior year period, or January 1, 2023, costs and estimated earnings in excess of billings on uncompleted contracts and billings in excess of costs and estimated earnings on uncompleted contracts were $71.0 million and $32.7 million, respectively. The contract liabilities recorded in "Accrued expenses" on the Consolidated Balance Sheets were $4.5 million as of January 1, 2023. Approximately 95% of the Company's contract liabilities as of December 31, 2023 were recognized as revenue in the year ended December 31, 2024. Approximately 95% of the Company's contract liabilities as of December 31, 2022 were recognized as revenue in the year ended December 31, 2023. Approximately 75% of the Company's contract liabilities as of December 31, 2021 were recognized as revenue in the year ended December 31, 2022.

The revenue streams within the Company are consistent with those disclosed for the Company's reportable segments. See Note 15 to the Consolidated Financial Statements for additional information on product offerings and segments.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes to job performance, job conditions, and estimated profitability may result in revisions to contract revenue and costs and are recognized in the period in which the revisions are made. There was no provision for estimated losses on uncompleted contracts at December 31, 2024 and 2023.

Cost of sales—Cost of sales amounts include materials, subcontract costs, direct labor and associated benefits, inbound freight charges, purchasing and receiving, inspection, warehousing, and depreciation.

Claims—Change orders arise when the scope of the original project is modified for any of a variety of reasons. The Company will negotiate the extent of the modifications, its expected costs and recovery with the customer. Costs related to change orders are added to the expected total cost of the project. In cases where contract revenues are increased in excess of the expected costs of the change order, incremental profit also is recognized on the contract. Generally, in order for this recognition of incremental profit to occur, the customer approves in writing the scope and pricing of the change order. Change orders that are in dispute are effectively handled as claims.

Claims are amounts in excess of the agreed contract price that the Company seeks to collect from customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price. Costs attributable to claims are treated as contract costs as incurred.

The Company recognizes certain significant claims for recovery of incurred costs when it is probable that the claim will result in additional contract revenue and when the amount of the claim can be reliably estimated. When the customer or other parties agree in writing to the amount of the claim to be recovered by the Company, the amount of the claim becomes contractual and is accounted for as an increase in the contract's total estimated revenue and estimated cost. As actual costs are incurred and revenues are recognized over time, a corresponding percentage of the revised total estimated profit will therefore be recognized.

Should it become probable that the claim will not result in additional contract revenue, the Company removes the related contract revenues from its previous estimate of total revenues, which effectively reduces the estimated profit margin on the job and negatively impacts profit for the period.

Pre-contract costs—Pre-contract costs are not significant and are primarily internal costs. As most of the Company's contracts are one year or less, the Company expenses all pre-contract costs as incurred regardless of whether or not the bids are successful. A majority of the Company's business is obtained through a bidding process and this activity is on-going with multiple bids in process at any one time. These costs consist primarily of engineering, sales and project manager wages, fringes and general corporate overhead.

Selling and administrative expenses—Selling and administrative expenses on the Consolidated Statements of Income include sales and administrative wages and associated benefits, selling and office expenses, professional fees, bad debt expense and depreciation. Selling and administrative expenses are charged to expense as incurred. Selling and administrative expenses for the years ended December 31, 2024, 2023, and 2022 included $0.7 million, $0.6 million, and $0.5 million of advertising expenses, respectively.

Acquisition and integration expenses—Acquisition and integration expenses on the Consolidated Statements of Income are related to acquisition activities, which include, legal, accounting, and other expenses.

Amortization and earnout expenses—Amortization and earnout expenses on the Consolidated Statements of Income include amortization of intangible assets, and changes to earnout and contingent compensation amounts related to acquisitions.

Restructuring expenses—Restructuring expenses on the Consolidated Statements of Income include expenses related to ongoing restructuring programs to reduce operating costs in the future. Within restructuring expenses are charges related to severance, facility exit, legal and property, plant and equipment impairment associated with exit or disposal activities.

Executive transition expenses—Executive transition expenses on the Consolidated Statements of Income include expenses related to the severance for the Company's former executives, as well as fees and expenses incurred in the search for, and hiring of, new executives.

Asbestos litigation expenses—Asbestos litigation expenses on the Consolidated Statements of Income include expenses related to the settlement of asbestos litigation involving the Company's subsidiaries.

Product warranties—The Company's warranty reserve is to cover the products sold. The warranty accrual is based on historical claims information. The warranty reserve is reviewed and adjusted as necessary on a quarterly basis and is presented within Note 7.

Research and development—Although not technically defined as research and development, a significant amount of time, effort and expense is devoted to custom engineering which qualifies products for specific customer applications, developing proprietary process technology and partnering with customers to develop new products.

Income taxes - Income taxes are determined using the asset and liability method of accounting for income taxes in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". Income tax expense includes federal, state and foreign income taxes.

Deferred income taxes are provided using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases and are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Tax credits and other incentives reduce income tax expense in the year the credits are claimed.

Management must assess the need to accrue or disclose uncertain tax positions for proposed potential adjustments from various federal, state and foreign tax authorities who regularly audit the Company in the normal course of business. In making these assessments, management must often analyze complex tax laws of multiple jurisdictions, including many foreign jurisdictions. The accounting guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company records the related interest expense and penalties, if any, as tax expense in the tax provision.

Management must assess the realizability of the Company's deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carry forward periods), projected future taxable income, and tax-planning strategies in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company has made an accounting policy election to record the U.S. income tax effect of future global intangible low-taxed income ("GILTI") inclusions in the period in which they arise, rather than establishing deferred taxes with respect to the expected future tax liabilities associated with future GILTI inclusion.

Certain of the Company's undistributed earnings of its foreign subsidiaries are not permanently reinvested. A liability has been recorded for the deferred taxes on such undistributed foreign earnings. The amount is attributable primarily to the foreign withholding taxes that would become payable should the Company repatriate cash held in its foreign operations.

Earnings per share—The following table reconciles the numerators and denominators used to calculate basic and diluted earnings per share for 2024, 2023 and 2022.

	For the Year Ended December 31				
	2024		2023		2022
(table only in thousands)					
Numerator (for basic and diluted earnings per share)					
Net income attributable to CECO Environmental Corp.	$	12,957	$	12,911	$ 17,417
Denominator					
Basic weighted-average shares outstanding		34,927		34,665	34,672
Common stock equivalents arising from stock options and restricted stock awards		1,455		669	333
Diluted weighted-average shares outstanding		36,382		35,334	35,005

Options and unvested restricted stock units are included in the computation of diluted earnings per share using the treasury stock method. For 2024, 2023 and 2022, outstanding options and unvested restricted stock units of zero, zero and 1.1 million, respectively, were excluded from the computation of diluted earnings per share due to their having an anti-dilutive effect.

Once a restricted stock award vests, it is included in the computation of weighted average shares outstanding for purposes of basic and diluted earnings per share.

Foreign Currency Translation—The functional currencies of the Company's foreign subsidiaries are their local currencies and their books and records are maintained in the local currency. The assets and liabilities of these foreign subsidiaries are translated into United States Dollars ("USD") based on the end-of period exchange rates and the resultant translation adjustments are reported in Accumulated Other Comprehensive Loss in Shareholders' Equity on the Consolidated Balance Sheets.

Income and expenses are translated into USD at average exchange rates in effect during the period.

Transactions denominated in other than the local currency are remeasured into the local currency and the resulting exchange gains or losses are included in "Other (expense) income, net" line of the Consolidated Statements of Income. Transaction (losses) gains were $(4.3) million, $1.2 million, and $6.3 million in 2024, 2023 and 2022, respectively.

Accounting Standards Adopted in 2024

In 2024, the Company adopted Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which addresses segment disclosure requirements, primarily the disclosure of significant segment expenses. See Note 15 for the associated disclosures.

Accounting Standards to be Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which addresses income tax disclosure requirements, primarily around the disclosure of the rate reconciliation and income taxes paid. The ASU is effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact the adoption of the standard will have on the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which addresses expense disclosure requirements, primarily the disaggregation of expense captions. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact the adoption of the standard will have on the Company's consolidated financial statements.

2.   **Financial Instruments**

The Company's financial instruments consist primarily of cash and cash equivalents, receivables and certain other assets, notes payable, foreign debt, and accounts payable, which approximate fair value at December 31, 2024 and 2023, due to their short-term nature or variable, market-driven interest rates.

The fair value of the debt issued under the Credit Facility and joint venture term loan was $221.5 million and $138.6 million at December 31, 2024 and 2023, respectively. The fair value was determined considering market conditions, the Company's credit worthiness and the current terms of debt, which is considered Level 2 on the fair value hierarchy.

At December 31, 2024 and 2023, the Company had cash and cash equivalents of $37.8 million and $54.8 million, respectively, of which $29.7 million and $38.5 million, respectively, was held outside of the United States, principally in the United Arab Emirates, Netherlands, United Kingdom, China, and Mexico.

Concentrations of credit risk

Financial instruments that potentially subject us to credit risk consist principally of cash and cash equivalents, and accounts receivable. The Company maintains cash and cash equivalents with various major financial institutions. The Company perform periodic evaluations of the financial institutions in which its cash is invested. Concentrations of credit risk with respect to trade and contract receivables are limited due to the large number of customers and various geographic areas. Additionally, the Company performs ongoing credit evaluations of its customers' financial condition.

3. Accounts Receivable

Accounts receivable consisted of the following:

	December 31,			
(table only in thousands)	2024		2023	
Accounts receivable	$	168,435	$	119,193
Allowance for credit losses		(8,863)		(6,460)
Total accounts receivable	$	159,572	$	112,733

Accounts receivable, net as of the beginning of the prior year period, or January 1, 2023, were $83.1 million.

Balances billed, but not paid by customers under retainage provisions in contracts, amounted to approximately $13.6 million and $3.2 million at December 31, 2024 and 2023, respectively. Retainage receivables as of the beginning of the prior year period, or January 1, 2023, were $1.6 million. Retainage receivables on contracts in progress are generally collected within a year or two subsequent to contract completion, and are recorded in either "Accounts receivable, net" or "Deferred charges and other assets" within the Consolidated Balance Sheets depending on timing of expected collection.

Provision for credit losses was $0.3 million, $1.6 million and $1.3 million during 2024, 2023 and 2022, respectively, while accounts charged to (recovered from) the provision were $2.9 million, $(0.6) million and $0.6 million during 2024, 2023 and 2022, respectively.

4. Inventories

Inventories consisted of the following:

	December 31,			
(table only in thousands)	2024		2023	
Raw materials	$	27,466	$	25,819
Work in process		14,532		9,710
Finished goods		4,342		2,368
Obsolescence allowance		(3,716)		(3,808)
Total inventories	$	42,624	$	34,089

Amounts credited to the allowance for obsolete inventory and charged to cost of sales amounted to $1.1 million, $1.1 million and $0.1 million during 2024, 2023 and 2022, respectively. Items charged to the allowance for inventory write-offs were $0.3 million, $0.3 million, and zero, during 2024, 2023 and 2022, respectively.

5. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

(table only in thousands)	December 31,			
	2024		2023	
Land, building and improvements	$	17,788	$	12,284
Machinery and equipment and other		57,197		33,364
Property, plant and equipment, gross		74,985		45,648
Less accumulated depreciation		(41,175)		(19,411)
Property, plant and equipment, net	$	33,810	$	26,237

Depreciation expense was $5.8 million, $5.1 million and $3.6 million for 2024, 2023 and 2022, respectively.

6. Goodwill and Intangible Assets

(table only in thousands)	Engineered Systems segment		Industrial Process Solutions segment		Totals	
Balance of goodwill at December 31, 2022	$	114,746	$	68,451	$	183,197
Acquisitions		27,152		—		27,152
Foreign currency translation		331		646		977
Balance of goodwill at December 31, 2023		142,229		69,097		211,326
Acquisitions		110		59,005		59,115
Foreign currency translation		(596)		(98)		(694)
Balance of goodwill at December 31, 2024	$	141,743	$	128,004	$	269,747

As of December 31, 2024 and 2023, the Company has an aggregate amount of goodwill acquired of $330.4 million and $272.0 million, respectively, and an aggregate amount of impairment losses of $60.7 million which was recognized in 2017.

The Company's indefinite lived intangible assets as of December 31, 2024 and 2023 consisted of the following:

(table only in thousands)	Tradenames			
	2024		2023	
Balance beginning of year	$	9,570	$	9,508
Foreign currency adjustments		(104)		62
Balance end of year	$	9,466	$	9,570

The Company completes an impairment assessment of its goodwill and indefinite life intangible assets at the reporting unit level annually, or upon the occurrence of a triggering event or a change in circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The annual assessment was performed in the fourth quarters of 2024, 2023 and 2022. The assessments did not result in impairment in 2024, 2023 or 2022.

The Company's finite lived intangible assets consisted of the following:

(table only in thousands) Intangible assets – finite life	December 31,							
	2024				2023			
	Cost		Accum. Amort.		Cost		Accum. Amort.	
Technology	$	20,614	$	14,769	$	16,517	$	14,061
Customer lists		127,354		70,045		103,471		63,420
Tradenames		18,530		6,392		14,094		5,001
Foreign currency adjustments		(2,770)		(1,528)		(1,083)		56
Total finite life intangible assets	$	163,728	$	89,678	$	132,999	$	82,538

Amortization expense of finite life intangible assets was $8.7 million, $7.4 million and $7.0 million for 2024, 2023 and 2022, respectively. Amortization over the next five years for finite life intangibles is $12.2 million in 2025, $11.7 million in 2026, $10.6 million in 2027, $9.8 million in 2028, and $8.5 million in 2029.

7.   Accrued Expenses

Accrued expenses consisted of the following:

(table only in thousands)	December 31,			
	2024		2023	
Compensation and related benefits	$	12,274	$	11,278
Accrued warranty		4,558		5,105
Contract liability		9,746		7,875
Short-term operating lease liability		4,262		4,278
Other		16,688		15,765
Total accrued expenses	$	47,528	$	44,301

The activity in the Company's earnout liability consisted of the following:

(table only in thousands)	December 31,			
	2024		2023	
Earnout accrued at beginning of year	$	2,200	$	1,200
Fair value of earnout at acquisition date		6,332		2,800
Fair value adjustment		134		296
Payments and other		(2,831)		(2,096)
Earnout accrued at end of year	$	5,835	$	2,200
Current portion, recorded within Accrued expenses		60		1,115
Non-current portion, recorded within Other liabilities		5,775		1,085

As additional consideration in the acquisition of WK Germany KG, GmbH and WK Asia-Pacific Pte. Ltd. (collectively, "WK Group"), the former owners of WK Group are entitled to earn-out payments up to $27.5 million based upon specified financial results through September 30, 2025. Based on projections at the acquisition date, the Company estimated the fair value of the earn-out to be $6.3 million, recorded in "Other liabilities" on its Consolidated Balance Sheets.

As additional consideration in the acquisition of Kemco Systems Co., LLC ("Kemco"), the former owners of Kemco are entitled to earn-out payments up to $4.0 million based upon specified financial results through August 31, 2026. Based on projections at the acquisition date, the Company estimated the fair value of the earn-out to be $2.2 million. As of December 31, 2024, the earnout liability recorded in "Accrued expenses" on its Consolidated Balance Sheets was $0.1 million, reflecting earnout payments of $2.8 million made in the year ended December 31, 2024 and fair value adjustments of $0.7 million during the year ended December 31, 2024. The fair value adjustments were recorded in "Amortization and earnout expenses" on the Consolidated Statement of Income.

As additional consideration in the acquisition of Malvar Engineering Limited, including its subsidiaries Arkanum Management Limited and Wakefield Acoustics Limited (collectively, "Wakefield"), the former owners of Wakefield were entitled to earn-out payments based upon specified financial results through July 31, 2023. Based on projections at the acquisition date, the Company estimated the fair value of the earn-out to be $0.6 million. An earnout payment of $0.6 million was made in the year ended December 31, 2023.

As additional consideration in the acquisition of Compass Water Solutions, Inc. ("Compass"), the former owners of Compass were entitled to earn-out payments based upon specified financial results through April 30, 2023. Based on projections at the acquisition date of May 3, 2022, the Company estimated the fair value of the earnout to be $1.4 million. During the year ended December 31, 2022, the Company decreased the earnout by $0.2 million based on the estimated fair value at December 31, 2022. The fair value adjustment was recorded in "Amortization and earnout expenses" on the Consolidated Statement of Income. An earnout payment of $1.5 million was made in the year ended December 31, 2023.

8. Senior debt

Debt consisted of the following:

(table only in thousands)	December 31,			
		2024		2023
Outstanding borrowings under Credit Facility (defined below)				
– Term loan	$	—	$	112,424
– Revolving Credit Loan		214,200		17,300
Total outstanding borrowings under Credit Facility		214,200		129,724
Outstanding borrowings under the joint venture term debt		7,297		8,855
Unamortized debt discount		(2,617)		(1,296)
Total outstanding borrowings		218,880		137,283
Less: current portion		(1,650)		(10,488)
Total debt, less current portion	$	217,230	$	126,795

Scheduled principal payments under the Credit Facility and joint venture term debt are $1.7 million in 2025, $1.9 million in 2025, $3.7 million in 2027, zero in 2028, and $214.2 million in 2029.

Credit Facility

On December 17, 2021, the Company entered into Amendment No. 2 to the Second Amended and Restated Credit Agreement. This agreement amended and restated the Company's prior credit agreement. Pursuant to this amendment, the lenders provided a term loan in the aggregate principal amount of $44.1 million and a senior secured revolving credit commitment up to an aggregate principal amount of $140.0 million. This revolving credit commitment allowed the Company the ability to borrow loans denominated in different currencies. Additionally, the agreement extended the maturity date to December 17, 2026, replaced LIBOR interest with Secured Overnight Financing Rate ("SOFR") interest for USD loans, Sterling Overnight Interbank Average Rate ("SONIA") for GBP loans, and Canadian Dollar Offered Rate ("CDOR") for CAD loans, and redefined certain financial covenants.

On October 30, 2023, the Company entered into Amendment No. 4 to the Second Amended and Restated Credit Agreement. Pursuant to this amendment, the lenders provided an additional term loan in the aggregate principal amount of $75.0 million, which was subsequently used to repay a portion of the outstanding balance on the revolving credit loan. At the Company's option, revolving loans and the term loans accrued interest at a per annum rate based on (a) either the highest of (i) the federal funds rate plus 0.5%, or (ii) the prime lending rate of the Agent (as defined in the Credit Agreement), (b) Daily Simple SOFR plus the Daily Simple SOFR Adjustment of 0.11% plus 1.0%, (c) 1.0%, plus a margin ranging from 1.75% to 3.25% depending on the Company's Consolidated Leverage Ratio, or (d) a one/three/six-month Term SOFR Rate (as defined in the Credit Agreement) plus the Term SOFR Adjustment ranging from 0.11% to 0.43% plus 1.75% to 3.25% depending on the Company's Consolidated Leverage Ratio. Interest on swing line loans is the Base Rate. Interest on Base Rate loans was payable quarterly in arrears on the last day of each calendar quarter and at maturity. Interest on Term SOFR rate loans was payable on the last date of each applicable Interest Period (as defined in the agreement), but in no event less than once every three months and at maturity.

On October 7, 2024, the Company entered into the Third Amended and Restated Credit Agreement (the "Amended Credit Agreement"), among the Company, its subsidiaries from time to time party thereto, the lenders from time to time party thereto (the "Lenders") and Bank of America, N.A., as administrative agent (the "Agent"), which amended and restated in its entirety the Company's Second Amended and Restated Credit Agreement, dated as of June 11, 2019, among the Company, its subsidiaries from time to time party thereto, the lenders from time to time party thereto and the Agent. The Amended Credit Agreement provides for a senior secured revolving credit facility in an initial aggregate principal amount of up to $400.0 million (the "Credit Facility"). At the Company's option, the Company may increase the aggregate principal amount of the Credit Facility from time to time by an additional aggregate principal amount of up to (a) $125.0 million plus (b) such additional amount, if any, as would not cause the Consolidated Secured Net Leverage Ratio (as defined in the Amended Credit Agreement) to exceed 3.00 to 1.00 after giving pro forma effect to such increased amount, in additional revolving credit and/or one or more tranches of term loans, subject to certain conditions, including the consent of the Agent and any increasing or additional lenders.

The Credit Facility will mature on October 7, 2029. The Credit Facility accrues interest (a) with respect to base rate loans, at an annual rate equal to an applicable rate of between 0.75% and 2.25% (fluctuating based on the Company's Consolidated Net Leverage Ratio), plus a rate equal to the highest of (1) the Agent's prime rate, (2) the federal funds rate plus one-half of 1.00%, (3) Daily Simple SOFR (as defined in the Credit Agreement) plus 1.00% and (4) 1.00%, (b) for all other loans, at an annual rate equal to an applicable rate of between 1.75% and 3.25% (fluctuating based on the Company's Consolidated Net Leverage Ratio), plus a rate determined based on the denominated currency and, as applicable pursuant to the Amended Credit Agreement, whether the Company has elected for interest on such loans to accrue at a daily rate or a term rate: (a) for term rate loans, if denominated (1) in U.S. Dollars, Term SOFR (as defined in the Amended Credit Agreement inclusive of a 0.10% per annum adjustment), (2) in euros, EURIBOR, (3) in Canadian dollars, the Term CORRA Rate (as defined in the Credit Agreement) plus 0.29547% for a one-month interest period and 0.32138% for a three-month interest period or (4) in a currency other than (1)-(3), the rate per annum as designated with respect to such currency at the time such currency was approved by the Agent and the other Lenders or, if such rate is unavailable on any date of determination for any reason, a comparable or successor rate approved by the Agent, and (b) for daily rate loans, if denominated (1) in U.S. dollars, Daily Simple SOFR (as defined in the Credit Agreement inclusive of a 0.10% per annum adjustment), (2) in pounds sterling, a rate per annum equal to SONIA (as defined in the Credit Agreement) plus 0.0326% per annum or (3) in a currency other than (1) or (2), the rate per annum as designated with respect to such currency at the time such currency was approved by the Agent and the other Lenders or, if such rate is unavailable on any date of determination for any reason, a comparable or successor rate approved by the Agent.

With respect to financial covenants, the Company is required to maintain a Consolidated Net Leverage Ratio not greater than 4.00 to 1.00 and a Consolidated Secured Net Leverage Ratio (as defined in the Credit Agreement) not greater than 3.00 to 1.00, in each case as of the last day of each fiscal quarter of the Company. At the election of the Company and subject to certain restrictions contained in the Amended Credit Agreement, following the occurrence of a Permitted Acquisition (as defined in the Credit Agreement) involving aggregate consideration of $15.0 million or more, such maximum Consolidated Net Leverage Ratio and Consolidated Secured Net Leverage Ratio may be increased to 4.50 to 1.00 and 3.50 to 1.00, respectively, for the fiscal quarter in which such Permitted Acquisition is consummated and the subsequent three fiscal quarters of the Company. The Company is also required to maintain a Consolidated Fixed Charge Coverage Ratio (as defined in the Amended Credit Agreement) as of the last day of each fiscal quarter of the Company of not less than 1.25 to 1.00.

As of December 31, 2024 and 2023, $18.9 million and $13.3 million of letters of credit were outstanding, respectively. Total unused credit availability under the Company's senior secured term loan and senior secured revolver loan with sub-facilities for letters of credit, swing-line loans and senior secured multi-currency loans was $166.9 million and $109.4 million at December 31, 2024 and 2023, respectively. Revolving loans may be borrowed, repaid and reborrowed until October 7, 2029, at which time all outstanding balances of the Credit Facility must be repaid.

The weighted average stated interest rate on outstanding borrowings was 7.07% and 8.29% at December 31, 2024 and 2023, respectively. The effective interest rate was 7.82% and 7.70% at December 31, 2024 and 2023, respectively.

The Company has granted a security interest in substantially all of its assets to secure its obligations pursuant to the Credit Facility. The Company's obligations under the Credit Facility are guaranteed by the Company's U.S. subsidiaries and such guaranty obligations are secured by a security interest on substantially all the assets of such subsidiaries, including certain real property. The Company's obligations under the Credit Agreement may also be guaranteed by the Company's material foreign subsidiaries to the extent no adverse tax consequences would result to the Company.

In connection with the Credit Facility, the Company paid $0.8 million in customary closing fees during 2021, and $0.4 million in customary closing fees during 2023, that were deferred and classified as a debt discount, as a result of the associated amendments being accounted for as debt modifications. In 2024, $0.1 million of loss on extinguishments of debt was recorded related to the Amended Credit Agreement. The remaining amount continues to be deferred and classified as a debt discount, along with $1.8 million in customary closing fees during 2024, as these amounts relate to portions of the Amended Credit Agreement accounted for as debt modifications.

As of December 31, 2024 and 2023, the Company was in compliance with all related financial and other restrictive covenants under the Credit Facility.

Joint Venture Debt

On March 7, 2022, the Company's Effox-Flextor-Mader, Inc. joint venture ("EFM JV") entered into a loan agreement secured by the assets of the EFM JV in the aggregate principal amount of $11.0 million for the acquisition of General Rubber, LLC, as further described in Note 14. As of December 31, 2024 and 2023, $7.3 million and $8.9 million was outstanding under the loan. Principal will be paid back to the lender monthly with the final installment due by February 27, 2027. Interest is accrued at the per annum rate based on EFM JV's choice of the 1/3/6 month Term SOFR rate plus 3.25%, with a floor rate of 3.75%. Interest is paid monthly on the last day of each month. The interest rate was 7.96% and 8.70% at December 31, 2024 and 2023, respectively. As of December 31, 2024, the EFM JV was in compliance with all related financial and other restrictive covenants under this loan agreement. This loan balance does not impact the Company's borrowing capacity or the financial covenants under the Credit Facility.

As of December 31, 2024, there were $16.2 million in current assets, $25.4 million in long-lived assets, and $14.0 million in total liabilities related to the EFM JV included in the Consolidated Balance Sheets. As of December 31, 2023, there were $14.5 million in current assets, $26.7 million in long-lived assets, and $12.5 million in total liabilities related to the EFM JV included in the Consolidated Balance Sheets. For the years ended December 31, 2024, 2023, and 2022, EFM JV accounted for $47.0 million, $37.7 million and $35.8 million in revenue, respectively. For the years ended December 31, 2024, 2023, and 2022, EFM JV accounted for $4.1 million, $4.2 million and $2.3 million in net income, respectively.

Foreign Debt

The Company has a number of bank guarantee facilities and bilateral lines of credit in various foreign countries currently supported by cash, letters of credit or pledged assets and collateral under the Credit Facility. The Credit Facility allows letters of credit and bank guarantee issuances of up to $80.0 million from the bilateral lines of credit secured by pledged assets and collateral under the Credit Facility. As of December 31, 2024 and 2023, $45.9 million and $45.8 million in bank guarantees were outstanding, respectively, inclusive of $1.1 million and $1.3 million in outstanding bank guarantees as of December 31, 2024 and 2023, respectively, under a Euro-denominated bank guarantee agreement held by a subsidiary of the Company located in the Netherlands and secured by local assets, as well as $2.1 million and $2.3 million in outstanding bank guarantees as of December 31, 2024 and 2023, respectively, under Yuan-denominated bank guarantee agreements held by a subsidiary of the Company located in China and secured by local assets. As of December 31, 2024, the borrowers of these facilities and agreements were in compliance with all related financial and other restrictive covenants.

9.   Shareholders' Equity

Share-Based Compensation

The Company's 2021 Equity and Incentive Compensation Plan (the "2021 Plan") was approved by the Company's stockholders on May 25, 2021 which replaced the 2017 Equity Incentive Plan (the "2017 Plan"). No further grants will be made under the 2017 Plan, but outstanding awards under the 2017 Plan will continue to be unaffected in accordance with their terms. The 2021 Plan permits the granting of stock options with an exercise price equal to or greater than the fair market value of the Company's common stock at the date of the grant, and other stock-based awards, including appreciation rights, restricted stock, restricted stock units, performance shares and dividend equivalents. A total of 2.6 million shares of common stock were authorized for issuance. As of December 31, 2024, 1.3 million shares remain available for future issuance. Stock options granted to employees generally vest equally over a period of four years from the date of the grant with a maximum contractual term of ten years from the date of the grant. Stock awards granted to employees generally vest over a period of two to four years from the date of the grant.

On July 6, 2020, in connection with the appointment of the Chief Executive Officer, the Company granted its Chief Executive Officer approximately 94,000 restricted stock units with a fair value of $0.6 million, which are being expensed over the vesting period of four years. The Company also granted its Chief Executive Officer approximately 1.2 million stock options with a fair value of $2.4 million that are being expensed over the vesting period of four years. These grants of restricted stock units and stock options ("2020 Inducement Awards") were approved by the Board of Directors of the Company and are not included in any of the aforementioned Plans.

Share-based compensation expense for stock options and restricted stock awards under these plans was $7.2 million, $4.3 million and $3.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. The tax benefit related to share-based compensation expense was $1.6 million, $0.8 million and $0.5 million in 2024, 2023 and 2022, respectively.

Employee Stock Purchase Plan

The 2020 Employee Stock Purchase Plan ("ESPP") was approved by shareholders on June 11, 2020. The ESPP is administered by the Compensation Committee. The ESPP allows employees to purchase shares of common stock at a 15% discount from market price and pay for the shares through payroll deductions. Eligible employees can enter the plan at specific "offering dates" that occur in six-month intervals.

The aggregate maximum number of shares of the Company's common stock that may be granted under the ESPP is 1.3 million shares over the ten-year term of the ESPP, subject to adjustment in the event there is a reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, or similar transaction with respect to the common stock. As of December 31, 2024, 1.1 million shares remain available for future issuance.

The Company recognized employee stock purchase plan expense of $0.3 million, $0.2 million and $0.1 million in 2024, 2023 and 2022, respectively.

Stock Options

The estimated weighted-average fair value of stock options was determined using the Black-Scholes option-pricing model at the grant date based on the following assumptions:

Expected Volatility: The Company utilizes a volatility factor based on the Company's historical stock prices for a period of time equal to the expected term of the stock option utilizing weekly price observations.

Expected Term: Due to limited historical exercise data, the Company utilizes the simplified method of determining the expected term based on the vesting schedules and terms of the stock options.

Risk-Free Interest Rate: The risk-free interest rate factor utilized is based upon the implied yields currently available on U.S. Treasury zero-coupon issues over the expected term of the stock options.

The Company granted approximately 25,000 stock options during the year ended December 31, 2024. No stock options were granted for the years ended December 31, 2023, and 2022.

The fair value of stock options is recorded as compensation expense on a straight-line basis over the vesting periods (which approximates the requisite service period) of the options and forfeitures are accounted for when they occur.

Information related to all stock options under the 2021 Plan, 2017 Plan and 2007 Plan, and the 2020 Inducement Awards for 2024, 2023 and 2022 is shown in the tables below:

(Shares in thousands)	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value ($000)
Outstanding at December 31, 2023	1,247	$	11.09	3.4 years		
Grants	25		21.32			
Forfeitures	(2)		13.08			
Exercised	(28)		12.09			
Outstanding and expected to vest at December 31, 2024	1,242		11.35	2.6 years	$	23,902
Exercisable at December 31, 2024	1,216		11.15	2.5 years	$	23,676

(Shares in thousands)	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value ($000)
Outstanding at December 31, 2022	1,440	$	11.30	4.0 years		
Forfeitures	(92)		13.43			
Exercised	(101)		11.93			
Outstanding and expected to vest at December 31, 2023	1,247		11.09	3.4 years	$	11,452
Exercisable at December 31, 2023	942		11.10	3.4 years	$	8,652

(Shares in thousands)	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value ($000)
Outstanding at December 31, 2021	1,514	$	11.19	4.9 years		
Forfeitures	(32)		10.55			
Exercised	(42)		8.15			
Outstanding and expected to vest at December 31, 2022	1,440		11.30	4.0 years	$	1,766
Exercisable at December 31, 2022	833		11.47	3.6 years	$	923

The Company received $0.4 million, $1.2 million and $0.4 million of cash from employees exercising options in 2024, 2023 and 2022, respectively. The intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 was $0.4 million, $0.3 million and $0.2 million, respectively.

Restricted Stock Awards

Information related to restricted stock awards under the 2021 Plan, 2017 Plan, 2007 Plan, and the 2020 Inducement Awards for 2024, 2023 and 2022 is shown in the table below. The fair value of restricted stock awards is based on the price of the stock in the open market on the date of the grant, and the fair value of performance-based restricted stock units is determined by using the Monte Carlo valuation model. The fair value of the restricted stock awards is recorded as compensation expense on a straight-line basis over the vesting periods of the awards and forfeitures are accounted for when they occur.

(Shares in thousands)	Shares		Weighted Average Grant Date Fair Value
Nonvested at December 31, 2021	1,033	$	7.17
Granted	755		5.74
Vested	(355)		6.80
Forfeited	(255)		6.41
Nonvested at December 31, 2022	1,178		6.53
Granted	734		16.12
Vested	(417)		6.56
Forfeited	(174)		7.19
Nonvested at December 31, 2023	1,321		11.77
Granted	356		22.03
Vested	(409)		9.19
Forfeited	(74)		14.29
Nonvested at December 31, 2024	1,194		14.98

The fair value of awards vested and released during the years ended December 31, 2024, 2023 and 2022 was $4.1 million, $5.9 million, and $2.3 million, respectively.

Unrecognized compensation expense related to nonvested shares of stock options, restricted stock and performance units was $11.7 million at December 31, 2024 and will be recognized over a weighted average vesting period of 1.1 years.

Common Stock Repurchase

On May 10, 2022, the Company's Board of Directors authorized a share repurchase program under which the Company may purchase up to $20.0 million of its outstanding shares of common stock through April 30, 2025. The authorization permits the Company to repurchase shares in the open market, through accelerated share repurchases, block trades, Rule 10b5-1 trading plans or through privately negotiated transactions in accordance with applicable laws, rules and regulations. During the year ended December 31, 2022, the Company repurchased and retired approximately 1,032,000 shares of common stock at a cost of $7.0 million under the program. No repurchases occurred during the year ended December 31, 2023. During the year ended December 31, 2024, the Company repurchased and retired approximately 230,000 shares of common stock at a cost of $5.0 million under the program.

Dividends

The Company's dividend policy and the payment of cash dividends under that policy are subject to the Board of Director's continuing determination that the dividend policy and the declaration of dividends are in the best interest of the Company's stockholders. Future dividends and the dividend policy may be changed at the Company's discretion at any time. Payment of dividends is also subject to the continuing compliance with financial covenants under the Credit Facility. The Company has not paid a cash dividend on its common stock during the years ended December 31, 2024, 2023 or 2022.

10.   Pension and Employee Benefit Plans

The Company sponsors a non-contributory defined benefit pension plan for certain union employees. The accrual of future benefits for all participants who are non-union employees was frozen effective December 31, 2008. The plan is funded in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974.

The accumulated benefit obligation as of December 31, 2024, 2023 and 2022, was $24.7 million, $26.8 million, and $27.4 million, respectively.

The following tables set forth the plan changes in benefit obligations, plan assets and funded status on the measurement dates:

		December 31,				
(table only in thousands)		2024		2023		2022
Change in projected benefit obligation:						
Projected benefit obligation at beginning of year	$	26,760	$	27,350	$	35,035
Interest cost		1,215		1,274		877
Actuarial (gain) loss		(1,237)		183		(6,540)
Benefits paid		(2,073)		(2,047)		(2,022)
Projected benefit obligation at end of year		24,665		26,760		27,350
Change in plan assets:						
Fair value of plan assets at beginning of year		22,646		21,821		29,474
Actual return on plan assets		3,236		2,872		(5,631)
Employer contributions		1,335		—		—
Benefits paid		(2,073)		(2,047)		(2,022)
Fair value of plan assets at end of year		25,144		22,646		21,821
Funded status at end of year	$	479	$	(4,114)	$	(5,529)
Weighted-average assumptions used to determine benefit obligations for the year ended December 31:						
Discount rate		5.35%		4.70%		4.90%

The funded status as of December 31, 2024, 2023 and 2022, was $0.5 million, $(4.1) million, and $(5.5) million, respectively and is recognized in "Deferred charges and other assets" or "Other liabilities" within the Consolidated Balance Sheets.

The details of net periodic benefit cost for pension benefits included in the accompanying Consolidated Statements of Income are as follows:

		December 31,				
(table only in thousands)		2024		2023		2022
Interest cost	$	1,215	$	1,274	$	877
Expected return on plan assets		(1,223)		(1,142)		(1,560)
Amortization of net loss		226		297		263
Net periodic benefit income (expense)	$	218	$	429	$	(420)

Other changes in plan assets and benefit obligations recognized in other comprehensive income are as follows:

		December 31,				
(table only in thousands)		2024		2023		2022
Net (gain) loss	$	(3,249)	$	(1,548)	$	651
Amortization of net actuarial loss		(226)		(297)		(263)
Total recognized in other comprehensive income (loss)	$	(3,475)	$	(1,845)	$	388
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$	(3,257)	$	(1,416)	$	(32)

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

	December 31,		
	2024	2023	2022
Discount Rate	4.70%	4.90%	2.55%
Expected return on assets	5.50%	5.50%	5.50%

The basis of the long-term rate of return assumption reflects the current asset mix for the pension plan of approximately 30% to 40% debt securities and 60% to 70% equity securities with assumed average annual returns of approximately 4% to 6% for debt securities and 8% to 12% for equity securities. The investment portfolio for the pension plan will be adjusted periodically to maintain the current ratios of debt securities and equity securities. Additional consideration is given to the historical returns for the pension plan as well as future long range projections of investment returns for each asset category. The long-term rate of return also considers administrative expenses of the plan.

Benefits under the plan is not based on wages and, therefore, future wage adjustments have no effect on the projected benefit obligation.

During 2024, 2023 and 2022, the Company updated the mortality tables (RP-2021 Total Mortality Table, RP-2020 Total Mortality Table, and RP-2019 Total Mortality Table for each respective year) in the underlying assumptions used to determine the benefit obligation.

Pension plan assets are invested in trusts comprised primarily of investments in various debt and equity funds. A fiduciary committee establishes the target asset mix and monitors asset performance. The expected rate of return on assets includes the determination of a real rate of return for equity and fixed income investment applied to the portfolio based on their relative weighting, increased by an underlying inflation rate.

The Company's defined benefit pension plan asset allocation by asset category is as follows:

	Target Allocation 2024	Percentage of Plan Assets	
		2024	2023
Asset Category:			
Cash and cash equivalents	0%	1%	1%
Equity securities	70%	74%	76%
Debt securities	30%	25%	23%
Total	100%	100%	100%

The Company made contributions to the pension plan of $1.3 million during the year ended December 31, 2024. No contributions were made in 2023 or 2022. Estimated pension plan cash obligations are $2.1 million annually for 2025 through 2029, and a total of $9.5 million for the years 2030 through 2034.

Fair Value Measurements of Pension Plan Assets

Following is a description of the valuation methodologies used for pension assets measured at fair value:

Cash and cash equivalents: Cash and cash equivalents consist primarily of cash on deposit in money market funds. Cash and cash equivalents are stated at cost, which approximates fair value.

Equity securities: Equity securities consist of various managed funds that invest primarily in common stocks. These securities are valued at the net asset value of shares held by the plan at year end. The net asset value is calculated based on the underlying shares and investments held by the funds.

Debt securities: Debt securities consist of U.S. government and agency securities, corporate bonds and notes, and managed funds that invest in fixed income securities. U.S governmental and agency securities are valued at closing prices reported in the active market in which the individual securities are traded. Corporate bonds and notes are valued using market inputs including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. Inputs may be prioritized differently at certain times based on market conditions. Managed funds are valued at the net asset value of shares held by the plan at year end. The net asset value is calculated based on the underlying investments held by the fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The levels assigned to the defined benefit plan assets as of December 31, 2024, are summarized in the tables below:

(table only in thousands)	Level 1		Level 2		Level 3		Total	
Pension assets, at fair value:								
Cash and cash equivalents	$	198	$	—	$	—	$	198
Equity securities		18,622		—		—		18,622
Debt securities		6,324		—		—		6,324
Total assets	$	25,144	$	—	$	—	$	25,144

The levels assigned to the defined benefit plan assets as of December 31, 2023, are summarized in the tables below:

(table only in thousands)	Level 1		Level 2		Level 3		Total	
Pension assets, at fair value:								
Cash and cash equivalents	$	311	$	—	$	—	$	311
Equity securities		17,233		—		—		17,233
Debt securities		5,102		—		—		5,102
Total assets	$	22,646	$	—	$	—	$	22,646

The Company contributes to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

- Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

- If the Company chooses to stop participating in some of its multiemployer plans, CECO may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Company's participation in these plans for the year ended December 31, 2024, is outlined in the table below. The "EIN/Pension Plan Number" column provides the Employer Identification Number and the three-digit plan number, if applicable. Unless otherwise noted, the most recent Pension Protection Act zone status available in 2024 is for the plan's year-end at December 31, 2023. The zone status is based on information that the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded, and plans in the green zone are at least 80% funded. The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented. The last column lists the expiration date(s) of the collective-bargaining agreement(s) to which the plans are subject.

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status 2012	FIF/RP Status Pending/Implemented	Surcharge Imposed	Expiration of Collective Bargaining Agreement
Sheet Metal Workers' National Pension Fund	52-6112463/001	Green	FIF: Yes - Implemented RP: Yes - Implemented	No	Various
Sheet Metal Workers Local 224 Pension Plan	31-6171353/001	Yellow	FIF: Yes - Implemented	No	n/a
Sheet Metal Workers Local No. 177 Pension Fund	62-6093256/001	Green	Is not subject	No	April 30, 2026

Kirk and Blum was listed in the Sheet Metal Workers Local No. 177 Pension Fund's Form 5500 as providing more than five percent of total contributions for the year ended December 31, 2023. The Company was not listed in any of the other plans' Forms 5500 as providing more than five percent of the total contributions for the plans and plan years. At the date the financial statements were issued, Forms 5500 were not available for the plan years ended December 31, 2024.

The Company has no current intention of withdrawing from any plan and, therefore, no liability has been provided in the accompanying consolidated financial statements.

Amounts charged to pension expense under the above plans including the multi-employer plans totaled $0.2 million, $0.5 million, and $0.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company has a 401(k) savings retirement plan for employees of certain of its subsidiaries. The plan covers substantially all employees who have 30 days of service, and who have attained 18 years of age. The plan allows the Company to make discretionary contributions and provides for employee salary deferrals of up to 100%. The Company made aggregate matching contributions and discretionary contributions of $2.3 million, $2.0 million, and $1.5 million during the years ended December 31, 2024, 2023 and 2022, respectively.

11. Leases

The lease accounting guidance under ASC 842 establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. The Company's leasing activity is primarily related to buildings used for manufacturing, warehousing, sales, and administrative activities. The Company determines if an arrangement is a lease at inception. Many of the Company's lease agreements contain renewal options; however, the Company does not recognize ROU assets or lease liabilities for renewal periods unless it is determined that lease renewal is reasonably certain at inception or when a triggering event occurs. Some of the Company's lease agreements contain rent escalation clauses, free-rent periods, or other lease concessions. The Company recognizes its minimum rental expense on a straight-line basis based on the fixed components of a lease arrangement. Variable lease costs represent amounts that are not fixed in nature and are not tied to an index or rate, and are recognized as incurred. The Company's variable lease costs are not material.

In determining its ROU assets and lease liabilities, the Company applies a discount rate to the minimum lease payments within each lease agreement. ASC 842 requires the Company to use the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. When the Company cannot readily determine the discount rate implicit in the lease agreement, it utilizes its fully collateralized incremental borrowing rate. To estimate its specific incremental borrowing rates the Company considers, among other factors, interest rates on its existing credit facilities, risk-free rates, the types of assets being leased, and the term of the leases.

The components of lease expense were as follows:

	December 31,		
(table only in thousands)	2024	2023	2022
Operating lease cost [1]	$ 6,146	$ 4,643	$ 3,558
Finance lease cost:			
Amortization of right-of-use assets	309	232	309
Interest on lease liability	232	289	289
Total finance lease cost	541	521	598
Total lease cost	$ 6,687	$ 5,164	$ 4,156

(1) Includes variable lease costs which are immaterial.

Supplemental cash flow information related to leases was as follows:

	December 31,		
(table only in thousands)	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 5,594	$ 4,567	$ 3,637
Operating cash flows from finance leases	$ 232	$ 289	$ 289
Financing cash flows from finance leases	$ 925	$ 907	$ 600
Right of use assets obtained in exchange for lease obligations			
Operating leases	$ 13,669	$ 7,697	$ 3,487

Supplemental balance sheet information related to leases was as follows:

(table only in thousands)	December 31, 2024		December 31, 2023	
Operating leases				
Right-of-use assets from operating leases	$	25,102	$	16,256
Accrued expenses	$	4,262	$	4,278
Operating lease liabilities		20,230		11,417
Total operating lease liabilities	$	24,492	$	15,695
Finance leases				
Property, plant and equipment, net	$	1,711	$	2,097
Accrued expenses	$	743	$	693
Other liabilities		4,101		4,844
Total finance lease liabilities	$	4,844	$	5,537

Weighted-average remaining lease term were as follows:

	December 31, 2024	December 31, 2023
Operating leases	9 years	8 years
Finance leases	7 years	7 years
Weighted-average discount rate		
Operating leases	6.4%	5.8%
Finance leases	4.6%	4.6%

As of December 31, 2024, maturities of lease liabilities were as follows:

(table only in thousands)	Operating Leases		Finance Leases	
2025	$	5,810	$	943
2026		4,886		962
2027		4,026		982
2028		3,641		1,001
2029		3,089		1,021
Thereafter		9,709		575
Total minimum lease payments	$	31,161	$	5,484
Less imputed interest		(6,669)		(640)
Lease liability	$	24,492	$	4,844

12.   Commitments and Contingencies

Legal Proceedings

Asbestos cases

The Company's subsidiary, Met-Pro, beginning in 2002 began to be named in asbestos-related lawsuits filed against a large number of industrial companies including, in particular, those in the pump and fluid handling industries. In management's opinion, the complaints typically have been vague, general and speculative, alleging that Met-Pro, along with the numerous other defendants, sold unidentified asbestos-containing products and engaged in other related actions which caused injuries (including death) and loss to the plaintiffs. Counsel has advised that more recent cases typically allege more serious claims of mesothelioma. The Company's insurers have hired attorneys who, together with the Company, are vigorously defending these cases. Many cases have been dismissed after the plaintiff fails to produce evidence of exposure to Met-Pro's products. In those cases, where evidence has been produced, the Company's experience has been that the exposure levels are low and the Company's position has been that its products were not a cause of death, injury or loss. The Company has been dismissed from or settled a large number of these cases. Cumulative settlement payments from 2002 through December 31, 2024 for cases involving asbestos-related claims were $7.5 million which together with all legal fees other than corporate counsel expenses have substantially been paid by the Company's insurers. The average cost per settled claim, excluding legal fees, was approximately $34,000. As of December 31, 2024 and 2023, the amount recorded within "Accrued expenses" on the Consolidated Balance Sheets was $0.2 million and zero, respectively, related to asbestos litigation.

Based upon the most recent information available to the Company regarding such claims, there were a total of 347 cases pending against the Company as of December 31, 2024 (with Illinois, New York, Pennsylvania and West Virginia having the largest number of cases), as compared with 313 cases that were pending as of December 31, 2023. During 2024, 207 new cases were filed against the Company, and the Company was dismissed from 133 cases and settled 40 cases. Most of the pending cases have not advanced beyond the early stages of discovery, although a number of cases are on schedules leading to or are scheduled for trial. The Company believes that its insurance coverage is adequate for the cases currently pending against the Company and for the foreseeable future, assuming a continuation of the current volume, nature of cases and settlement amounts. However, the Company has no control over the number and nature of cases that are filed against it, nor as to the financial health of its insurers or their position as to coverage. The Company also presently believes that none of the pending cases will have a material adverse impact upon the Company's results of operations, liquidity or financial condition.

Other

The Company is also a party to routine contract and employment-related litigation matters, warranty claims and routine audits of state and local tax returns arising in the ordinary course of its business.

The final outcome and impact of open matters, and related claims and investigations that may be brought in the future, are subject to many variables, and cannot be predicted. The Company records accruals for estimated losses relating to claims and lawsuits when available information indicates that a loss is probable and the amount of the loss, or range of loss, can be reasonably estimated. The Company expenses legal costs as they are incurred.

The Company is not aware of any pending claims or assessments, other than as described above, which may have a material adverse impact on its liquidity, financial position, results of operations, or cash flows.

13. Income Taxes

Income before income taxes was generated in the United States and globally as follows:

(in thousands)	2024	2023	2022
Domestic	$ 8,222	$ 7,444	$ 11,971
Foreign	9,469	14,081	11,718
Total income before income taxes	$ 17,691	$ 21,525	$ 23,689

Certain of the Company's undistributed earnings of its foreign subsidiaries are not permanently reinvested, as management intends to repatriate foreign-held cash as needed to meet domestic cash needs for operating, investing, and financing activities. A liability of $0.9 million has been recorded for the deferred taxes on such undistributed foreign earnings as of December 31, 2024. The deferred taxes are attributable primarily to the foreign withholding taxes that would become payable should the Company repatriate cash held in its foreign operations.

Income tax expense consisted of the following for the years ended December 31:

(in thousands)	2024	2023	2022
Current:			
Federal	$ 2,829	$ 3,939	$ 5,009
State	754	1,100	836
Foreign	3,359	2,107	1,755
Total current tax expense	6,942	7,147	7,600
Deferred:			
Federal	$ (1,905)	(495)	(3,001)
State	(295)	(208)	(231)
Foreign	(1,472)	580	1,058
Total deferred tax expense	(3,672)	(123)	(2,174)
Total tax expense	$ 3,270	$ 7,024	$ 5,426

The income tax expense differs from the statutory rate due to the following:

(in thousands)	2024	2023	2022
Tax expense at statutory rate	$ 3,715	$ 4,488	$ 4,975
Increase (decrease) in tax resulting from:			
State income tax, net of federal benefit	296	541	340
Capital loss carryforward	(618)	—	—
Other permanent differences	961	290	383
Impact of rate differences and adjustments	1,438	(1,046)	565
United States tax credits and incentives	(534)	(532)	(626)
Foreign tax credits and incentives	(3,142)	(812)	(895)
Change in valuation allowance	(1,508)	1,782	(526)
Foreign withholding taxes on repatriation of foreign earnings	253	(592)	139
Earnout expense (income)	28	85	(48)
Equity compensation	(82)	460	339
Excess compensation	859	360	11
Provision-to-return adjustments	(468)	528	(189)
Investment in joint venture	(371)	(155)	375
Net effect GILTI and FDII	2,871	1,400	565
Other	(428)	227	18
Total tax expense	$ 3,270	$ 7,024	$ 5,426

Deferred income taxes reflect the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and tax credit carry forwards. The net deferred tax liabilities consisted of the following at December 31:

(in thousands)	2024	2023
Gross deferred tax assets:		
Accrued expenses	$ 3,135	$ 729
Reserves on assets	2,370	2,769
Share-based compensation awards	731	372
Minimum pension	-	920
Net operating loss carry-forwards	3,437	3,785
Tax credit carry-forwards	2,461	2,302
Investment in joint venture	1,333	926
Leases	6,020	3,699
Research and development costs	4,549	3,857
Total gross deferred tax assets	24,036	19,359
Valuation allowances	(5,415)	(6,545)
	$ 18,621	$ 12,814
Gross deferred tax liabilities:		
Depreciation	(2,099)	(1,809)
Goodwill and intangibles	(19,652)	(14,299)
Prepaid expenses and inventory	(45)	(95)
Withholding tax on unremitted foreign earnings	(915)	(662)
Leases	(5,883)	(3,571)
Revenue recognition	(407)	(694)
Minimum pension	(106)	—
Other	130	(218)
Total gross deferred tax liabilities	(28,977)	(21,348)
Net deferred tax liabilities	$ (10,356)	$ (8,534)

As of December 31, 2024, federal net operating loss carry forwards total $3.7 million, which expire from 2029 to 2034. As of December 31, 2024, state and local net operating loss carry forwards total $28.3 million, which expire from 2025 to 2044. The Company has recorded a valuation allowance on certain of these net operating loss carry forwards to reflect expected realization. The

Company also has net operating loss carry forwards in foreign jurisdictions totaling $7.3 million. As of December 31, 2024 and 2023, the Company has recorded a valuation reserve, including but not limited to net operating losses, in the amount of $5.4 million and $6.5 million, respectively. The changes in the valuation allowance resulted in additional income tax expense (benefit) of $(1.1) million, $1.5 million, and $(0.5) million in 2024, 2023, and 2022, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carry forward periods), projected future taxable income, and tax-planning strategies in making this assessment. Based on this assessment, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2024. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company accounts for uncertain tax positions pursuant to FASB ASC Topic 740. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. A reconciliation of the beginning and ending amount of uncertain tax position reserves included in Other liabilities on the Consolidated Balance Sheets is as follows:

(in thousands)	2024		2023	
Balance as of January 1,	$	151	$	144
Additions for tax positions of acquired companies		927		—
Additions for tax positions taken in prior years		6		7
Balance as of December 31,	$	1,084	$	151

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The reserve for uncertain tax positions includes $0.1 million of interest and penalties as of both December 31, 2024 and 2023. The favorable settlement of all uncertain tax positions would impact the Company's effective income tax rate. Tax years going back to 2019 remain open for examination by all significant federal, state and foreign authorities.

The Organization for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting published the Pillar Two model rules designed to address the tax challenges arising from the digitalization of the global economy which introduces a 15% global minimum corporate tax for companies with revenues above €750 million calculated on a country-by-country basis. On February 1, 2023, the FASB indicated that it believes the minimum tax imposed under Pillar Two is an alternative minimum tax, and, accordingly, deferred tax assets and liabilities associated with the minimum tax would not be recognized or adjusted for the estimated future effects of the minimum tax but would be recognized in the period incurred. Aspects of Pillar Two legislation have been enacted in certain jurisdictions in which the Company operates effective for accounting periods commencing on or after January 1, 2024. However, based on the current revenue threshold, the Company is currently not subject to Pillar Two taxes.

14. Acquisitions

Verantis Environmental Solutions Group

On December 17, 2024, the Company acquired 100% of the equity interests of Verantis Environmental Solutions Group ("Verantis") for $65.5 million in cash, which was financed with a draw on the Company's revolving credit facility. Verantis is a global leader in engineering services and environmental systems that focuses on process improvement in a wide range of general industrial and high technology processes within the Industrial Processing Solutions segment. The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed at the date of closing.

(in thousands)		
Current assets (including accounts receivable of $10,557)	$	21,107
Property and equipment		373
Intangible - finite life		22,070
Goodwill		44,676
Other assets		142
Total assets acquired		88,368
Current liabilities assumed		(17,595)
Deferred income tax liability		(4,349)
Other liabilities assumed		(928)
Net assets acquired	$	65,496

The Company acquired technology, customer lists and tradename intangible assets valued at $2.4 million, $17.0 million and $2.6 million, respectively. These assets were determined to have useful lives of 7, 10 and 10 years, respectively.

During the year ended December 31, 2024, Verantis accounted for $2.4 million in revenue and $0.2 million of net income in the Company's results.

WK Group

On October 2, 2024, the Company acquired 100% of the equity interests of WK Group for $6.8 million in cash, which was financed with a draw on the Company's revolving credit facility. As additional consideration in the acquisition of WK Germany KG, GmbH and WK Asia-Pacific Pte. Ltd. (collectively, "WK Group"), the former owners of WK Group are also entitled to earn-out payments up to $27.5 million based upon specified financial results through September 30, 2025. Based on projections at the acquisition date, the Company estimated the fair value of the earn-out to be $6.3 million, recorded within "Accrued expenses" on its Consolidated Balance Sheets. This fair value measurement is based on inputs not observable in the market, which is considered Level 3 on the fair value hierarchy. WK Group designs and engineers a broad range of cutting-edge technical equipment and systems for process and environmental and surface technology applications, as well as innovative sustainable solutions within the Industrial Processing Solutions segment. The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed at the date of closing.

(in thousands)		
Current assets (including accounts receivable of $9,705)	$	20,294
Property and equipment		853
Intangible - finite life		3,114
Goodwill		2,981
Other assets		441
Total assets acquired		27,683
Current liabilities assumed		(12,430)
Deferred income tax liability		(854)
Other liabilities assumed		(1,320)
Net assets acquired	$	13,079

The Company acquired technology, customer lists and tradename intangible assets valued at $1.0 million, $1.2 million and $1.0 million, respectively. These assets were determined to have useful lives of 7, 10 and 10 years, respectively.

During the year ended December 31, 2024, WK Group accounted for $4.6 million in revenue and $0.7 million of net loss in the Company's results.

EnviroCare International LLC

On July 29, 2024, the Company acquired 100% of the equity interests of EnviroCare International LLC ("EnviroCare") for $16.8 million, including $15.7 million paid at closing, which was financed with a draw on the Company's revolving credit facility, and a seller promissory note of $1.7 million, partially offset by a working capital adjustment of $0.7 million. EnviroCare is an international designer and provider of industrial exhaust air contamination treatment and control systems, solutions and services across a wide range of industrial and municipal applications within the Industrial Processing Solutions segment. The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed at the date of closing.

(in thousands)		
Current assets (including cash of $596 and accounts receivable of $405)	$	3,111
Property and equipment		17
Intangible - finite life		7,250
Goodwill		11,348
Total assets acquired		21,726
Current liabilities assumed		(5,024)
Net assets acquired	$	16,702

The Company acquired technology, customer lists and tradename intangible assets valued at $0.8 million, $0.8 million and $5.7 million, respectively. These assets were determined to have useful lives of 7, 10 and 10 years, respectively.

During the year ended December 31, 2024, EnviroCare accounted for $6.0 million in revenue and $0.9 million of net income in the Company's results.

Kemco Systems Co., LLC

On August 23, 2023, the Company acquired 100% of the equity interests of Kemco for $24.0 million in cash, which was financed with a draw on the Company's revolving credit facility. During the year ended December 31, 2024, the Company received $0.4 million from the former owners of Kemco as a working capital adjustment, reducing the purchase price to $23.6 million. As additional consideration, the former owners of Kemco are entitled to earnout payments up to $4.0 million based upon specified financial results through August 31, 2026, of which $2.8 million was paid during the year ended December 31, 2024. Based on projections at the acquisition date, the Company estimated the fair value of the earnout to be $2.2 million, which was subsequently adjusted to $2.9 million during the year ended December 31, 2024. This fair value measurement is based on inputs not observable in the market, which is considered Level 3 on the fair value hierarchy. The remaining $0.1 million earnout liability was recorded in "Accrued expenses" on its Consolidated Balance Sheets as of December 31, 2024. Kemco designs and manufactures energy and water conservation systems and equipment for applications regarding wastewater reuse and recycle, heat recovery, water heating, and vapor energy. This acquisition advances the Company's position within the North American water and wastewater treatment market within the Engineered Systems segment. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of closing.

(in thousands)		
Current assets (including accounts receivable of $2,328)	$	8,902
Property and equipment		341
Right-of-use assets from operating leases		1,602
Intangible - finite life		11,610
Goodwill		11,017
Other assets		16
Total assets acquired		33,488
Current liabilities assumed		(6,853)
Other liabilities assumed		(404)
Net assets acquired	$	26,231

The Company acquired technology, customer lists and tradename intangible assets valued at $1.4 million, $8.7 million and $1.5 million, respectively. These assets were determined to have useful lives of 7, 10 and 10 years, respectively.

During the year ended December 31, 2023, Kemco accounted for $13.1 million in revenue and $2.0 million of net income included in the Company's results.

Transcend Solutions

On March 31, 2023, the Company acquired 100% of the equity interests of Transcend Solutions, LLC ("Transcend") for $22.4 million, including $20.0 million in cash, which was financed with a draw on the Company's revolving credit facility, $2.4 million of deferred cash consideration, consisting of $0.4 million of holdback paid within one year and $2.0 million of notes payable due in equal installments over two years, of which $1.0 million was paid in the year ended December 31, 2024. Transcend is a process filtration solution design and manufacturing company with applications in hydrocarbon and chemical processing. This acquisition improves the Company's short-cycle and long-cycle mix and expands the Company's reach into midstream oil and gas, liquified natural gas, hydrocarbon processing, and chemical processing applications within the Engineered Systems segment. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of closing.

(in thousands)		
Current assets (including cash of $52 and accounts receivable of $1,493)	$	2,614
Property and equipment		1,153
Intangible - finite life		8,930
Goodwill		10,839
Other assets		231
Total assets acquired		23,767
Current liabilities assumed		(1,203)
Deferred tax liability		(168)
Net assets acquired	$	22,396

The Company acquired technology, customer lists and tradename intangible assets valued at $0.6 million, $7.6 million and $0.7 million, respectively. These assets were determined to have useful lives of 7, 10 and 10 years, respectively.

During the year ended December 31, 2023, Transcend accounted for $10.3 million in revenue and $1.7 million of net income included in the Company's results.

Malvar Engineering Limited

On January 10, 2023, the Company acquired 100% of the equity interests of Malvar Engineering Limited, including its subsidiaries Arkanum Management Limited and Wakefield Acoustics Limited (collectively, "Wakefield"), for $4.1 million in cash, which was financed with a draw on the Company's revolving credit facility, and $0.4 million of deferred cash consideration. As additional consideration, the former owners were entitled to earn-out payments based upon specified financial results through July 31, 2023. Based on projections at the acquisition date, the Company estimated the fair value of the earn-out to be $0.6 million. A payment of $0.6 million, representing the fully earned amount, was made in the fourth quarter of 2023. Wakefield is a producer of industrial engineered noise control solutions, including custom acoustical gen-set packages, ambient air baffles, acoustical louvres, and skid enclosures, primarily serving server farms for data centers, standby and emergency power generation, oil and gas, petrochemical, commercial construction, infrastructure, and general manufacturing industries. This acquisition advances the Company's position within the industrial silencing and noise attenuation market by adding a range of solutions and access to new geographic markets within the Engineered Systems segment. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of closing.

(in thousands)		
Current assets (including accounts receivable of $2,467)	$	3,240
Property and equipment		635
Intangible - finite life		1,778
Goodwill		5,296
Total assets acquired		10,949
Current liabilities assumed		(4,860)
Deferred income tax liability		(961)
Net assets acquired	$	5,128

The Company acquired customer lists and tradename intangible assets valued at $1.5 million and $0.3 million, respectively. These assets were determined to have useful lives of 10 years.

During the year ended December 31, 2023, Wakefield accounted for $13.8 million in revenue and $1.3 million of net income included in the Company's results.

During the year ended December 31, 2022, the Company acquired DS21 Co., Ltd. which accounted for $1.9 million in revenue and $0.5 million of net loss included in the Company's results, Western Air Ducts Ltd. which accounted for $1.5 million in revenue and $0.3 million of net loss included in the Company's results, Compass Water Solutions, Inc. which accounted for $3.7 million in revenue and $0.1 million of net loss included in the Company's results, and General Rubber LLC, through the EFM JV, which accounted for $11.7 million in revenue and $2.1 million of net income included in the Company's results.

The Company has finalized the valuation of assets acquired and liabilities assumed related to the 2023 acquisitions. The purchase accounting related to the 2024 acquisitions is subject to final adjustment, primarily for the valuation of intangible assets pending final valuation results for such assets and tax balances for the further assessment of the acquiree's tax positions. These preliminary estimates and assumptions could change significantly during the purchase price measurement period as the Company finalizes the valuation of assets acquired and liabilities assumed. These changes could result in material variances in the Company's future financial results, including variances in the estimated purchase price, fair values recorded and expenses associated with these items.

Goodwill recognized represents value the Company expects to be created by combining the various operations of the acquired businesses with the Company's operations, including the expansion into markets within existing business segments, access to new customers and potential cost savings and synergies. Goodwill related to these acquisitions is not deductible for tax purposes.

Acquisition and integration expenses on the Consolidated Statements of Income are related to acquisition activities, which include retention, legal, accounting, banking, and other expenses.

The following unaudited pro forma financial information represents the Company's results of operations as if these acquisitions had occurred at the beginning of the fiscal year prior to the acquisition:

| | | December 31, | | |
(table only in thousands, except per share data)	2024		2023	2022
Net sales	$ 636,191	$	662,569	$ 478,802
Net income attributable to CECO Environmental Corp.	$ 16,332	$	17,013	$ 20,179
Earnings per share:				
Basic	$ 0.47	$	0.49	$ 0.58
Diluted	$ 0.45	$	0.48	$ 0.58

The pro forma results have been prepared for informational purposes only and include adjustments to amortize acquired intangible assets with finite life, reflect additional interest expense on debt used to fund the acquisition, and to record the income tax consequences of the pro forma adjustments. These pro forma results do not purport to be indicative of the results of operations that would have occurred had the purchase been made as of the beginning of the periods presented or of the results of operations that may occur in the future.

15. Business Segment Information

The Company's operations are organized and reviewed by management along its product lines or end markets that the segment serves and are presented in two reportable segments. The results of the segments, specifically income from operations as adjusted for intercompany profits, are reviewed quarterly by the chief operating decision maker, which is the Company's Chief Executive Officer, for the purposes of allocating resources, including personnel, capital, and financial resources, and assessing performance, including the monitoring of budget versus actual results. Asset information by segment is not reported internally or otherwise regularly reviewed by the CODM. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1 to the Consolidated Financial Statements.

The Company's reportable segments are organized as groups of similar products and services, as described as follows:

Engineered Systems segment: The Company's Engineered Systems segment serves the power generation, hydrocarbon processing, water/wastewater treatment, oily water separation and treatment, marine and naval vessels, and midstream oil and gas sectors. The Company seeks to address the global demand for environmental and equipment protection solutions with its highly engineered platforms including emissions management, fluid bed cyclones, thermal acoustics, separation and filtration, and dampers and expansion joints.

Industrial Process Solutions segment: The Company's Industrial Process Solutions segment serves the broad industrial sector with solutions for air pollution and contamination control, fluid handling, and process filtration in applications such as aluminum beverage can production, automobile production, food and beverage processing, semiconductor fabrication, electronics production, steel and aluminum mill processing, wood manufacturing, desalination, and aquaculture markets. The Company assists customers in maintaining clean and safe operations for employees, reducing energy consumption, minimizing waste for customers, and meeting regulatory standards for toxic emissions, fumes, volatile organic compounds, and odor elimination through its platforms including duct fabrication and installation, industrial air, and fluid handling.

The financial segment information is as follows for the year ended December 31, 2024:

(table only in thousands)	Engineered Systems		Industrial Process Solutions	
Sales	$	399,032	$	184,807
Income from operations		72,373		29,575

A reconciliation of total segment sales to total consolidated sales, as well as total segment income from operations to total consolidated income from operations and total consolidated net income is as follows for the year ended December 31, 2024:

(table only in thousands)	Engineered Systems		Industrial Process Solutions		Total	
Sales from external customers	$	384,025	$	173,908	$	557,933
Intra-segment sales		14,767		10,621		25,388
Inter-segment sales		240		278		518
Total segment sales		399,032		184,807		583,839
Reconciliation to sales						
Elimination of intra- and inter-segment sales						25,906
Total consolidated sales						557,933
Reconciliation to income before income taxes						
Direct cost of sales		254,381		110,835		365,216
Shop burden		8,367		11,837		20,204
Selling expense		21,999		11,993		33,992
Project engineering expense		13,821		7,850		21,671
General and administrative expense		19,085		9,939		29,024
Other segment items[1]		6,764		2,767		9,531
Segment profit		74,615		29,586		104,201
Stock-based compensation						7,514
Other corporate expenses[2]						59,033
Elimination of intersegment profit						2,251
Total consolidated income from operations						35,403
Interest expense						13,020
Other profit or loss[3]						4,692
Total consolidated income before income taxes						17,691

(1) Includes amortization expenses, acquisition and integration expenses, and asbestos litigation expenses.
(2) Includes corporate compensation, professional services, information technology, and other general, administrative corporate expenses.
(3) Includes foreign exchange (gain) loss and pension expense.

Other segment information is as follows for the year ended December 31, 2024:

(table only in thousands)	Engineered Systems		Industrial Process Solutions		Corporate and Other[1]		Total	
Property and equipment additions	$	3,926	$	2,863	$	10,579	$	17,368
Depreciation and amortization[4]		7,331		4,678		2,514		14,523

(4) The amounts of depreciation and amortization disclosed by reportable segment are included within the other segment expense captions, such as shop burden or general and administrative expense.

The financial segment information is as follows for the year ended December 31, 2023:

(table only in thousands)	Engineered Systems		Industrial Process Solutions	
Sales	$	412,929	$	183,011
Income from operations		59,846		21,630

A reconciliation of total segment sales to total consolidated sales, as well as total segment income from operations to total consolidated income from operations and total consolidated net income is as follows for the year ended December 31, 2023:

(table only in thousands)	Engineered Systems	Industrial Process Solutions	Total
Sales from external customers	$ 380,108	$ 164,737	$ 544,845
Intra-segment sales	31,402	17,489	48,891
Inter-segment sales	1,419	785	2,204
Total segment sales	412,929	183,011	595,940
Reconciliation to sales			
Elimination of intra- and inter-segment sales			51,095
Total consolidated sales			544,845
Reconciliation to income before income taxes			
Direct cost of sales	287,016	117,747	404,763
Shop burden	7,563	11,614	19,177
Selling expense	17,933	11,832	29,765
Project engineering expense	11,359	5,588	16,947
General and administrative expense	23,370	10,003	33,373
Other segment items[1]	5,777	3,677	9,454
Segment profit	59,911	22,550	82,461
Stock-based compensation			4,533
Other corporate expenses[2]			42,374
Elimination of intersegment profit			985
Total consolidated income from operations			34,569
Interest expense			13,416
Other profit or loss[3]			(372)
Total consolidated income before income taxes			21,525

(1) Includes amortization expenses, acquisition and integration expenses, and asbestos litigation expenses.
(2) Includes corporate compensation, professional services, information technology, and other general, administrative corporate expenses.
(3) Includes foreign exchange (gain) loss and pension expense.

Other segment information is as follows for the year ended December 31, 2023:

(table only in thousands)	Engineered Systems	Industrial Process Solutions	Corporate and Other[1]	Total
Property and equipment additions	$ 2,070	$ 2,827	$ 3,487	$ 8,384
Depreciation and amortization[4]	5,820	4,352	2,335	12,507

(4) The amounts of depreciation and amortization disclosed by reportable segment are included within the other segment expense captions, such as shop burden or general and administrative expense.

The financial segment information is as follows for the year ended December 31, 2022:

(table only in thousands)	Engineered Systems	Industrial Process Solutions
Sales	$ 278,354	$ 165,221
Income from operations	36,200	22,705

A reconciliation of total segment sales to total consolidated sales, as well as total segment income from operations to total consolidated income from operations and total consolidated net income is as follows for the year ended December 31, 2022:

(table only in thousands)	Engineered Systems	Industrial Process Solutions	Total
Sales from external customers	$ 263,224	$ 159,404	$ 422,627
Intra-segment sales	14,088	5,536	19,624
Inter-segment sales	1,042	281	1,323
Total segment sales	278,354	165,221	443,574
Reconciliation to sales			
Elimination of intra- and inter-segment sales			20,947
Total consolidated sales			422,627
Reconciliation to income before income taxes			
Direct cost of sales	200,020	106,037	306,057
Shop burden	2,321	9,487	11,808
Selling expense	12,395	11,350	23,745
Project engineering expense	7,743	4,767	12,510
General and administrative expense	14,426	9,251	23,677
Other segment items[1]	6,396	2,991	9,387
Segment profit	35,053	21,338	56,390
Stock-based compensation			3,895
Other corporate expenses[2]			32,849
Elimination of intersegment profit			(2,515)
Total consolidated income from operations			22,161
Interest expense			5,419
Other profit or loss[3]			(6,947)
Total consolidated income before income taxes			23,689

(1) Includes amortization expenses, acquisition and integration expenses, and asbestos litigation expenses.
(2) Includes corporate compensation, professional services, information technology, and other general, administrative corporate expenses.
(3) Includes foreign exchange (gain) loss and pension expense.

Other segment information is as follows for the year ended December 31, 2022:

(table only in thousands)	Engineered Systems	Industrial Process Solutions	Corporate and Other[1]	Total
Property and equipment additions	$ 203	$ 879	$ 2,294	$ 3,376
Depreciation and amortization[4]	4,672	4,388	1,554	10,614

(4) The amounts of depreciation and amortization disclosed by reportable segment are included within the other segment expense captions, such as shop burden or general and administrative expense.

No single customer represented greater than 10% of consolidated net sales or accounts receivable for 2024, 2023, or 2022.

Geographic Information

Net sales by geographic area are as follows:

		December 31,	
(table only in thousands)	2024	2023	2022
United States	$ 376,281	$ 364,483	$ 272,702
United Kingdom	62,961	51,066	39,635
Netherlands	52,629	51,149	43,184
China	30,622	24,660	22,816
Other	35,440	53,487	44,290
Total net sales	$ 557,933	$ 544,845	$ 422,627

The geographical area data for net sales is based upon the country location of the Company's business unit generating such sales.

Long-lived assets by geographic area are as follows:

(table only in thousands)	December 31,			
	2024		**2023**	
United States	$	332,162	$	270,613
United Kingdom		27,003		26,785
China		36,315		2,017
Other		33,248		19,439
Total long-lived assets	$	428,728	$	318,854

The geographical area data for long-lived assets is based upon physical location of such assets.

16.   Subsequent Events

On January 3, 2025, the Company completed its acquisition of Profire Energy, Inc. ("Profire"), a technology company and provider of intelligent control solutions that enhance the efficiency, safety, and reliability of industrial combustion appliances while mitigating potential environmental impacts related to the operation of these devices with its primary operations in Lindon, Utah and Acheson, Alberta. The aggregate consideration paid by the Company to acquire the shares of Profire was approximately $122.7 million, which the Company financed through a combination of cash on hand and borrowings under its existing credit facility. The impact of this acquisition is not included in the Company's results for the year ended December 31, 2024. The initial accounting for the acquisition was not complete at the time the financial statements were issued due to the timing of the acquisition and the filing of this Annual Report on Form 10-K. As a result, complete disclosures required under ASC 805, Business Combinations, cannot be made at this time.

On January 16, 2025, the Company announced its intention to divest its Fluid Handling business. The Company entered into a non-binding Letter of Intent in the first quarter of 2025 in regards to this potential divestiture.

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Supplementary Reconcilation of Non-GAAP Financial Measures

(dollars in millions)	Annual 2022		Annual 2023		Annual 2024	
Net income as reported in accordance with GAAP	$	17.4	$	12.9	$	13.0
Amortization expenses		7.0		7.4		8.8
Earnout expenses		(0.2)		0.8		0.3
Restructuring expenses		0.1		1.3		0.5
Acquisition and integration expenses		4.5		2.5		4.2
Executive transition expenses		1.2		1.5		—
Asbestos litigation expenses		—		—		0.2
Foreign currency remeasurement		(1.3)		(1.0)		4.3
Tax expense (benefit) of adjustments		(2.8)		1.2		(4.6)
Non-GAAP net income	$	25.9	$	26.6	$	26.7
Depreciation		3.6		5.1		5.8
Non-cash stock compensation		3.9		4.5		7.5
Other (income) expense, net		(5.6)		0.8		0.4
Interest expense		5.4		13.4		13.0
Income tax expense		8.2		5.7		7.9
Noncontrolling interest		0.8		1.6		1.5
Adjusted EBITDA	$	42.2	$	57.7	$	62.8
Adjusted EBITDA margin		10.0 %		10.6 %		11.3 %

(dollars in millions)	Annual 2022		Annual 2023		Annual 2024	
Net cash provided by operating activities	$	29.6	$	44.6	$	24.8
Earnouts payments (within operating activities)		1.0		—		—
Acquisitions of property and equipment		(3.4)		(8.4)		(17.4)
Free Cash Flow	$	27.2	$	36.2	$	7.4



ACCOMPLISH MORE TOGETHER. SUSTAINABLY.

Corporate Information

Board of Directors

Jason DeZwirek
Chairman

Todd Gleason
Chief Executive Officer

Robert E. Knowling, Jr.
Chairman
Eagles Landing Partners

Claudio A. Mannarino
President
Sette CS Inc.

Munish Nanda
Former President,
Americas & Europe
Watts Water Technologies, Inc.

Valerie Gentile Sachs
Former Vice President,
General Counsel
and Corporate Secretary
OM Group, Inc.

Laurie A. Siegel
President
LAS Advisory Services

Richard F. Wallman
Former Senior Vice President and
Chief Financial Officer,
Honeywell International, Inc.

Executive Officers

Todd Gleason
Chief Executive Officer

Peter Johansson
Chief Financial & Strategy Officer

Lynn Watkins-Asiyanbi
Chief Administrative & Legal Officer

Corporate Information

Annual Meeting
CECO Environmental Corp.'s
Annual Meeting of Stockholders
at 8:00 a.m. Central Time on
Tuesday, May 20, 2025,
virtually through
www.virtualshareholdermeeting.com/
CECO2025

Common Stock
The Common Stock of CECO
Environmental Corp. is traded on the
Nasdaq Global Select Market under
the symbol "CECO"

Corporate Office
5080 Spectrum Drive, Suite 800E,
Addison, TX 75001

Registered
Public Accounting Firm
BDO USA, P.C.
Cincinnati, Ohio

Corporate Counsel
Foley & Lardner LLP

Transfer Agent and Registrar
Broadridge Corporate Issuer
Solutions, Inc.
Brentwood, New York

*This document contains forward-looking statements that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements reflect the Company's current estimates, expectations and projections about the Company's future results, performance, prospects and opportunities. Please refer to the Cautionary Note Regarding Forward-Looking Statement in our accompanying Annual Report on Form 10-K as filed with the Securities and Exchange Commission on February 25, 2025.



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